Confidential Draft Submission No. 2 Submitted August 30, 2013

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Vital Therapies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	56-2358443
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15222 Avenue of Science, Suite B

San Diego, CA 92128

(858) 673-6840

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Terence E. Winters, Ph.D.

Co-Chairman of the Board &

Chief Executive Officer

Vital Therapies, Inc.

15222 Avenue of Science, Suite B

San Diego, CA 92128

(858) 673-6840

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Martin J. Waters

Robert F. Kornegay

Anthony G. Mauriello

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, CA 92130-3002

Telephone: (858) 350-2300

Facsimile: (858) 350-2399

Michael V. Swanson Chief Financial Officer, Vital Therapies, Inc. 15222 Avenue of Science, Suite B San Diego, CA 92128 Telephone: (858) 673-6840 Facsimile: (858) 673-6843	Robert A. Freedman Effie Toshav Fenwick & West LLP 801 California Street Mountain View, CA 94041 Telephone: (650) 988-8500 Facsimile: (650) 938-5200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes offering of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated , 2013

                Shares

Common Stock

This is the initial public offering of shares of our common stock. We are offering                 shares of our common stock. Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on The NASDAQ Global Market under the symbol “VTL.” We expect that the initial public offering price will be between $         and $         per share.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 117 of this prospectus for additional information regarding total underwriting compensation.

The underwriters may also purchase up to an additional                 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2013.

Cowen and Company	Canaccord Genuity

William Blair	Lazard Capital Markets

                , 2013

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

You should rely only on the information contained in this prospectus and any related free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under “Risk Factors” beginning on page 9 and our financial statements and notes thereto that appear elsewhere in this prospectus. As used in this prospectus, the terms “we,” “our,” “us,” or “the Company” refer to Vital Therapies, Inc. and its subsidiaries, taken as a whole, unless the context otherwise requires it.

Overview

We are a biopharmaceutical company focused on developing a cell-based therapy targeting the treatment of acute liver failure. Our product candidate, the ELAD System, or ELAD, is an extracorporeal bio-artificial liver therapy designed to allow the patient’s own liver to regenerate to a healthy state, or to stabilize the patient until transplant. We believe that ELAD has the potential to be a life-saving therapy in patients suffering from acute liver failure. ELAD has received orphan designation in the United States and Europe for the treatment of acute liver failure.

Acute liver failure represents a serious unmet medical need affecting at least 30,000 patients annually in the United States with similar incidence rates in Europe. Except for liver transplant, which is limited by a shortage of donor organs, standard-of-care treatment focuses on the management of disease complications, does not restore lost liver function, and is associated with high mortality. We believe that ELAD holds considerable therapeutic promise because it has shown trends indicating the potential to increase survival rates in patients with acute liver failure. To date, more than 150 subjects have been treated with ELAD therapy in seven clinical trials and through a compassionate use program which we believe collectively show a promising therapeutic profile.

ELAD is an allogeneic cellular therapy system based on our human liver-derived cells combined with a reusable bedside unit. We have customized the now-publicly available C3A cell line to create an optimized bank of cells for use in ELAD which we culture and expand through proprietary techniques. These cells have been shown to retain many key synthetic and metabolic processes of normal human hepatocytes, the primary functional cell of the liver. During ELAD therapy, blood plasma is drawn from the patient via our reusable bedside unit into the ELAD cartridges, which collectively contain 440 grams, or approximately one pound of C3A cells. The patient’s blood plasma is treated by our C3A cells in a single session of continuous therapy lasting between three and ten days. We believe that ELAD therapy facilitates the recovery of liver function and has the potential to increase survival.

We are currently initiating three Phase 3 clinical trials in various forms of acute liver failure. In March 2013, we initiated VTI-208, a Phase 3 randomized, controlled clinical trial in 200 subjects with alcohol-induced liver decompensation, or AILD. As of June 30, 2013, 17 subjects had been enrolled in this clinical trial. In the second half of 2013, we intend to initiate a second Phase 3 randomized, controlled clinical trial, VTI-210, in 120 patients with acute alcoholic hepatitis, or AAH, which is a subset of AILD. Also in the second half of 2013, we intend to initiate VTI-212, a third Phase 3 randomized, controlled clinical trial in 126 subjects with fulminant hepatic failure, or FHF. Based upon discussions with regulatory authorities, we believe that each of our Phase 3 clinical trials, if successful from both a statistical and clinical standpoint, may support product registration on a stand-alone basis. According to the Food and Drug Administration, or the FDA, a second confirmatory clinical trial that substantiates positive results may be necessary to support a Biologics License Application, or BLA. We have designed each of our Phase 3 clinical trials with 95% power to achieve statistical significance for their primary endpoints.

The following table lists our pivotal clinical trials for ELAD in liver failure and future indication expansion opportunities in liver cancer resection and liver transplant support:

We believe that our internal manufacturing infrastructure will allow us to complete clinical development of ELAD and support worldwide commercialization efforts. We intend to build a targeted sales force to commercialize ELAD in the United States, Europe, and Australia. In the United States, we expect to focus our efforts on approximately 100 liver transplant centers and an equal number of other specialist intensive care centers. We expect to target a similar number of institutions in Europe and approximately ten institutions in Australia. We also intend to opportunistically pursue markets outside the United States, Europe, and Australia either through direct sales or collaborations.

We own exclusive worldwide commercial rights to ELAD free of royalties and our key U.S. patent will remain in effect until 2027 or later if extended. In addition, we have developed proprietary methods and know-how for growing, storing and optimizing the function of our C3A cells. This know-how includes proprietary techniques for culturing and expanding our C3A cells. We have assembled this know-how through 20 years of ELAD development and believe that our proprietary banks of C3A cells and manufacturing expertise create significant barriers to entry.

If approved for marketing, ELAD will be eligible for 12 years of data exclusivity in the United States under the Biologics Price Competition and Innovation Act of 2012. Upon approval, our orphan designation for ELAD for the treatment of acute liver failure will provide market exclusivity for seven years in the United States and ten years in Europe.

The ELAD System

The key to the performance of ELAD is our proprietary C3A cell bank. Our C3A cells are distinct from publicly available C3A cells and have been optimized for ELAD therapy. These cells are immortal, which means that they can be made to propagate for prolonged periods, which we believe will permit growth at commercial scale. In addition, they have been shown to retain many of the specific metabolic processes and pathways of human liver cells. These functions include an active P450 enzyme system as well as the production of liver specific-proteins such as albumin, anti-thrombin III, alpha-fetoprotein, C3 complement, Factor V, transferrin, alpha-1-antichymotrypsin and alpha-1-antitrypsin.

ELAD therapy uses C3A cells from the same source to treat all patients. This process is known as allogeneic cellular therapy. In contrast, autologous cellular therapy uses a patient’s own cells, which are manipulated in individual production batches, a costly and complex process. As a result, the production and logistics of ELAD therapy do not face the challenges commonly associated with autologous cellular therapies.

Differentiating Factors of ELAD

Unlike other potential therapies developed for acute liver failure in the past, we believe ELAD holds a unique combination of attributes:

•

Biologically active. ELAD is designed to mimic liver function and improve survival in patients with acute liver failure by replicating key biologic processes performed by human hepatocytes, which are believed to be responsible for 500 or more biologic processes.

•

Human cellular therapy. ELAD therapy uses human cells to avoid the safety, technical and immunologic risks associated with animal cell therapies. We are not aware of any FDA-approved animal-based cellular therapy for use in patients.

•

Immortal C3A cells. Our C3A cells are immortal, retain many key functions of hepatocytes, can be expanded to adequate treatment amounts, and usually survive an ELAD therapy session without replacement.

•

Commercially scalable. We have developed scalable production processes to populate our C3A cell banks and manufacturing capabilities sufficient to support the development and commercialization of ELAD.

•

Ease of use. ELAD is an allogeneic cellular therapy designed for convenient production and administration. Our C3A cells usually remain alive for the duration of a normal patient therapy without the need for replacement, enhancing ease-of-use and reducing cost-of-goods.

ELAD Clinical Development

A full description of ELAD’s clinical development can be found in the section entitled “Business.” Over 150 subjects have received therapy with ELAD at multiple clinical sites in the United States, Europe, Asia and the Middle East in six randomized, controlled, clinical trials, one single-arm trial and a compassionate-use program. Certain results from selected trials are described below:

•

Phase 2b AILD Trial. Between 2009 and 2011, 37 subjects with AILD were randomized into a pre-defined cohort of a controlled Phase 2b clinical trial in the United States and Europe comparing ELAD plus standard-of-care with standard-of-care alone. After the elimination of eight subjects under pre-defined criteria, the per protocol analysis revealed that ELAD-treated subjects experienced a 58% increase in 90-day overall survival relative to control subjects. In addition, ELAD-treated subjects experienced improvements in serum levels of bilirubin, sodium and creatinine, which are pertinent to our understanding of the mechanism of action of ELAD in these subjects, and which we believe are consistent with improvement in liver function.

•

China Pivotal Trial in Acute Flare of Viral Hepatitis. Between 2006 and 2007, 68 subjects with acute liver failure were randomized in a controlled clinical trial at two hospitals in Beijing, China comparing ELAD plus standard-of-care with standard-of-care alone. The trial was stopped by the lead hospital’s ethics committee after an interim intent-to-treat analysis of the first 49 patients revealed a 72% increase in 84-day transplant-free survival relative to control subjects. Improvements were also seen in serum bilirubin and serum sodium for subjects treated with ELAD. Subsequent follow-up at three years and five years showed durable improvements in transplant-free survival.

•

Pilot Trials in FHF. Between 1999 and August 2003, our predecessor company enrolled 43 subjects with FHF in two separate randomized clinical trials comparing ELAD plus standard-of-care with standard-of-care alone. A post hoc meta-analysis of the two trials limited to the 26 subjects who were listed for liver transplant at the time of enrollment revealed a 50% increase in 30-day overall survival relative to control subjects.

Our Strategy

Our goal is to become the leading biopharmaceutical company developing and marketing cell-based therapies for acute liver failure. Key elements of our strategy to achieve this goal are:

•	Complete ELAD’s clinical development in acute liver failure;

•	Obtain regulatory approval for ELAD in the United States, Europe, and Australia;

•	Maximize the commercial potential of ELAD in the United States, Europe, and Australia by establishing a targeted, hospital-based sales force;

•	Opportunistically explore commercial opportunities for ELAD in other international markets; and

•	Pursue development of ELAD in additional indications.

Our Risks

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•	We are a clinical-stage company with no approved products, which makes assessment of our future viability difficult;

•	We are totally dependent upon the success of ELAD, our sole product candidate;

•	We cannot give any assurance that we will successfully complete ELAD’s clinical development, or that it will receive regulatory approval in a timely manner or at all;

•	If we fail to obtain regulatory approval as anticipated in the United States, Europe, and Australia, our business would be materially and adversely harmed;

•	If we are able to secure marketing approval, our commercial success will be determined by our ability to obtain acceptable pricing and reimbursement for ELAD therapy;

•

We have limited experience in conducting pivotal clinical trials used to support regulatory approval and prior clinical trials of ELAD did not demonstrate a statistically significant improvement in survival, the primary endpoint that would support regulatory approval;

•

If we fail to select appropriate subjects for our Phase 3 clinical trials or if these subjects do not progress as expected, it will be difficult for us to demonstrate the statistically significant efficacy of ELAD therapy necessary to gain approval;

•	Random variations in the standard-of-care could cause our clinical trials to fail;

•	Ethical considerations require us to conduct open-label clinical trials of ELAD where control subjects do not receive a sham treatment;

•	Cellular therapy is complex and we do not have a complete understanding of the mechanism of action of ELAD;

•	If we are unable to implement our sales, marketing and distribution strategies we will not be able to effectively commercialize ELAD and may not reach profitability; and

•	We will need to raise additional capital.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five fiscal years following the effective date of this prospectus, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur on the last day of the fiscal year that the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. We are choosing to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, and intend to take advantage of the other exemptions.

Corporate Information

We were incorporated in California in May 2003 as Vitagen Acquisition Corp., changed our name to Vital Therapies, Inc. in June 2003, and reincorporated in Delaware in January 2004. Our principal executive offices are located at 15222 Avenue of Science, Suite B, San Diego, CA 92128. Our telephone number is (858) 673-6840. Our website address is http://www.vitaltherapies.com. Information contained on our website is not incorporated by reference into this prospectus, and should not be considered to be part of this prospectus. You should not rely on our website or any such information in making your decision whether or not to purchase our common stock.

“Vital Therapies” and “ELAD” are registered trademarks of Vital Therapies and the Vital Therapies logo is a trademark of Vital Therapies. Other service marks, trademarks, and tradenames referred to in this prospectus are the property of their respective owners. Except as set forth above and solely for convenience, the trademarks and tradenames in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares	shares

Use of proceeds	We intend to use the net proceeds from this offering to fund the Phase 3 clinical development of ELAD and the remainder for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

Confirmation of Senior Preferred

Proposed NASDAQ Global Market symbol	VTL

The number of shares of common stock to be outstanding following this offering is based on 11,919,583 shares of our common stock outstanding as of June 30, 2013 (including preferred stock on an as-converted basis), and excludes:

•	2,672,904 shares of our common stock issuable upon the exercise of options outstanding, with a weighted-average exercise price of $6.26 per share;

•	250,646 shares of our common stock issuable upon the exercise of warrants outstanding, with a weighted-average exercise price of $95.21 per share; and

•

2,728,090 shares of our common stock reserved for future issuance under our stock-based compensation plans, including 55,186 shares under our 2012 Stock Plan and our 2013 Equity Incentive Plan, which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve at the beginning of each fiscal year, as more fully described in “Management—Employee Benefit Plans”.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 11,313,370 shares of common stock upon the closing of this offering;

•	the filing of our amended and restated certificate of incorporation immediately prior to the effectiveness of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares.

Summary Consolidated Financial Data

The consolidated statements of operations data for the years ended December 31, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the six months ended June 30, 2012 and 2013, and the consolidated balance sheet data as of June 30, 2013 from our interim unaudited consolidated financial statements included elsewhere in this prospectus. Our interim unaudited consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles on the same basis as the annual audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our financial position as of June 30, 2013 and our results of our operations for the six months ended June 30, 2012 and 2013. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this information together with our audited and interim unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(in thousands, except share and per share amounts)
			(unaudited)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$5,515	$5,097	$1,460	$7,970
General and administrative	3,066	4,483	2,246	4,019

Total operating expenses	8,581	9,580	3,706	11,989

Loss from operations	(8,581)	(9,580)	(3,706)	(11,989)
Total other income (expense)	2,702	2,879	62	(3,513)

Net loss	(5,879)	(6,701)	(3,644)	(15,502)
Amortization of deemed dividend	—	—	—	(11)
Accretion to redemption value of senior redeemable convertible preferred stock	(538)	(942)	(65)	(2,085)

Net loss attributable to common stockholders	$(6,417)	$(7,643)	$(3,709)	$(17,598)

Net loss per share attributable to common stockholders, basic and diluted	$(705.40)	$(17.89)	$(9.59)	$(36.12)

Weighted-average common shares outstanding, basic and diluted	9,097	427,117	386,627	487,221

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(2.13)		$(1.51)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)		4,511,587		7,920,031

(1)	Please refer to Note 2 of our consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share attributable to common stockholders and the number of shares used in the computation of the per share amounts.

	As of June 30, 2013 (unaudited)
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$41,439	$41,439	$
Working capital	34,692	39,098
Total assets	45,760	45,760
Future purchase rights	4,406	—
Preferred stock	60,801	—
Total stockholders’ (deficit) equity	(24,167)	41,040

(1)	The pro forma balance sheet data in the table above reflects the conversion of all outstanding shares of preferred stock into an aggregate of 11,313,370 shares of our common stock and the reclassification of the future repurchase rights liabilities to additional paid-in capital, a component of stockholders’ (deficit) equity.

(2)	The pro forma as adjusted balance sheet data in the table above reflects the pro forma conversion described above plus the sale of shares of our common stock in this offering and the application of the net proceeds at an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) cash, cash equivalents and short-term investments and each of working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discount and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) cash, cash equivalents and short-term investments and each of working capital, total assets and total stockholders’ equity by approximately $ million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any one or more of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We are a clinical-stage company with no approved products, which makes assessment of our future viability difficult.

We are a clinical-stage company and we have no approved products or revenues from the sale of products. Our operations to date have been limited to organizing, staffing and financing our company, applying for patent rights, manufacturing on a clinical scale, undertaking clinical trials of our product candidate, and engaging in research and development. We have not yet demonstrated an ability to obtain regulatory approval, manufacture commercial-scale products, or conduct the sales and marketing activities necessary for successful product commercialization. As a result, there is limited information about us for investors to use when assessing our future viability and our potential to successfully develop product candidates, conduct clinical trials, manufacture our products on a commercial scale, obtain regulatory approval and profitably commercialize any approved products.

We are totally dependent upon the success of ELAD, our sole product candidate.

Our sole product candidate is ELAD, a cell-based therapy system consisting of cartridges containing our C3A cells and the bedside unit. ELAD is designed to treat patients with acute liver failure. ELAD is a novel product candidate whose safety, efficacy and other attributes have not been demonstrated in well-designed, large scale, clinical trials and are not fully understood. As a cell-based therapy, ELAD’s mechanism-of-action is complex and we cannot be certain that our currently-targeted indications of AILD, AAH and FHF in the United States and Europe, and viral hepatitis (predominantly hepatitis B) in China represent suitable applications for ELAD, or even ones where ELAD therapy can or will ultimately be shown to be safe and effective in well-designed clinical trials necessary to support regulatory approval in any jurisdiction. For example, the FDA has expressed concern about the open-label design of study VTI-208, our pivotal study in AILD, and the need to delineate standard-of-care and to standardize post-discharge care, both being issues that could significantly confound the study results and impact morbidity and mortality. Finally, even if ELAD is proven to be safe and effective and ultimately receives regulatory approval, there is no guarantee that its commercialization will be successful. If ELAD should fail at any stage in our clinical trials or at the marketing stage, our business and operating results and financial condition will be materially and adversely affected.

We cannot give any assurance that we will successfully complete ELAD’s clinical development, or that ELAD will receive regulatory approval in a timely fashion or at all.

We must be evaluated in light of the uncertainties and complexities affecting a clinical-stage biologic and medical device company. We have not completed clinical development for any of ELAD’s potential indications in the United States or Europe where ELAD is regulated as a combination biologic and medical device, and a combined somatic cell Advanced Therapy Medicinal Product, respectively. We expect to conduct three Phase 3 clinical trials designed to establish the safety and efficacy of ELAD and to support approval in the United States and Europe. These three clinical trials are expected to be performed in subjects with AILD, AAH and FHF. Any additional indications we elect to pursue will require the initiation and completion of additional Phase 3 clinical trials demonstrating safety and efficacy for each such indication. For example, the FDA has noted its view that preliminary clinical evidence, at this time, does not indicate that ELAD may demonstrate a substantial improvement over standard-of-care. There is no guarantee that our clinical trials will be completed in a timely fashion or succeed. Our ability ultimately to reach profitability is critically dependent on our future success in obtaining regulatory approval for ELAD. However, there is no guarantee that our clinical trials will be successful, or that regulators will approve ELAD in a timely manner, or at all.

If we fail to obtain regulatory approval as anticipated in the United States, Europe, and Australia, our business would be harmed.

We require regulatory approval for each indication we are seeking before we can market and sell ELAD in a particular jurisdiction, for such indication. Our ability to obtain regulatory approval of ELAD depends on, among other things, successful completion of clinical trials, and demonstrating efficacy with statistical significance and safety in humans. The results of our current and future clinical trials may not meet the FDA, EMA or other regulatory agencies’ requirements to approve ELAD for marketing under any specific indication, and these regulatory agencies may otherwise determine that our manufacturing processes or facilities are insufficient to support approval. As such, we may need to conduct more clinical trials than we currently anticipate and upgrade our manufacturing processes and facilities, which may require significant additional time and expense, which could delay approval. If we fail to obtain regulatory approval in a timely manner, our commercialization of ELAD would be delayed and our business would be harmed.

If we are able to secure marketing approval, our commercial success will be determined by our ability to obtain acceptable pricing and reimbursement for ELAD therapy.

Therapies such as ELAD are paid for primarily by private and government insurance, although in some markets payment may be made by private individuals and their families. The payment for medical products is a highly bureaucratic, politicized and regulated process and considers factors such as cost effectiveness and patient benefit. Furthermore, there are no therapies approved to restore liver function and the lack of an established reimbursement structure introduces additional uncertainty with regard to reimbursement for ELAD. There is great pressure to reduce costs. We will have no control over the pricing that is set by the government and private insurers if we are able to secure marketing approval for ELAD. In markets where payment will be made by private individuals and their families, we cannot predict if such private payors will be prepared to pay an acceptable price.

If we are unable to implement our sales, marketing and distribution strategies or enter into agreements with third parties to perform these functions in markets outside of the United States, Europe, and Australia, we will not be able to effectively commercialize ELAD and may not reach profitability.

Our technology is new and complex, and potential customers will have limited knowledge of, or experience with, ELAD. In addition, we have no ELAD-related sales and marketing experience either domestically or abroad. We have not commercialized ELAD anywhere and do not plan to introduce ELAD, if approved, into the United States or other foreign jurisdictions until 2016, at the earliest. Our commercial success will depend on our ability to market and receive adequate reimbursement of ELAD. This success will also depend on our ability to obtain and maintain adequate pricing for ELAD.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of biologic products and medical devices. To achieve commercial success for ELAD, if and when we obtain marketing approval, we will need to establish a sales and marketing organization.

In the future, we expect to build a targeted sales and marketing infrastructure to market ELAD in the United States and Europe and to establish collaborations opportunistically to market and distribute ELAD outside of the United States and Europe. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training sales and marketing personnel is expensive and time consuming and could delay any product launch. If the commercial launch of ELAD is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize ELAD on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians, including key opinion leaders, or to persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive or integrated product offerings; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities and instead enter into arrangements with third parties to perform these services, our product revenues and our profitability, if any, are likely to be lower than if we were to market, sell and distribute any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to commercialize ELAD effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing ELAD and achieving profitability, and our business would be harmed.

We have incurred losses since our inception and expect to incur significant losses in the foreseeable future and may never become profitable. Even if we ultimately achieve profitability, it may not be sustained and we may require additional capital.

We are a clinical-stage company with a limited operating history. Moreover, clinical development of a novel therapy is a highly speculative undertaking. We have incurred significant losses in each fiscal year since our inception, including net losses of $5.9 million, $6.7 million, and $15.5 million during 2011, 2012, and the six months ended June 30, 2013, respectively. As of June 30, 2013, we had a deficit accumulated during the development stage of $86.0 million. We expect to spend a considerable amount of our resources on the completion of Phase 3 clinical trials and the work necessary to submit and gain approval, on the production of the ELAD cartridges and bedside units, on investment in production facilities, and on the commercial launch and sales and marketing of ELAD. We also expect to expend considerable resources on research and development to develop new and improved products and to understand the mechanism of action of ELAD. We do not expect to earn meaningful revenues until 2016, at the earliest, and anticipate incurring additional losses and negative cash flow from operations for at least the next several years. Even if we do achieve profitability in the future, there is no guarantee that we will be able to sustain this profitability in subsequent periods and we may need to raise additional capital.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2012, we had net operating losses, or NOLs, of approximately $8.6 million and $8.8 million for federal and state income tax purposes, respectively. In general, under Section 382 of the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Internal Revenue Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we attain profitability.

Our internal computer systems, or those used by our clinical investigators, contract research organizations or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of development programs for ELAD.

We rely on information technology systems to keep financial records, maintain laboratory and corporate records, communicate with staff and external parties and operate other critical functions. Despite the implementation of security measures, our internal computer systems and those used by our clinical investigators, contract research organizations, or CROs, and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. The techniques that could be used by criminal elements or foreign governments to attack these computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. Because of our activities in China, we may be particularly at risk. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. While we have not experienced any such system failure, theft of information, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our clinical development activities. For example, the loss of clinical trial data from ongoing or future clinical trials could result in delays in regulatory approval efforts and significantly increase costs to recover or reproduce the data. To the extent that any disruption, theft of information, or security breach were to result in a loss of or damage to data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the clinical development and the future development of ELAD could be delayed.

Risks Related to ELAD’s Clinical Development

We have limited experience in conducting pivotal clinical trials used to support regulatory approval and our prior clinical trials of ELAD did not demonstrate a statistically significant improvement in survival, the primary endpoint that would support regulatory approval.

We are currently undertaking our first pivotal clinical trials for ELAD. While the endpoints and populations for the pivotal trials are derived from results of initial studies, in none of those prior studies have we demonstrated an effect in the population and on the endpoints prospectively described in the study plan. The pivotal trials are primarily based on trends derived from post-hoc, retrospective analyses of data subsets. Our prior clinical trials of ELAD in AILD were not powered to, and did not demonstrate, statistically significant improvement over the standard-of-care in the primary endpoint of 90-day survival. Similarly, our prior clinical trials of ELAD in FHF did not demonstrate statistically significant improvement in the primary endpoint of 28-day survival. The lack of statistical significance could be attributed to various factors including the lack of power to demonstrate significance, the design of the studies or the lack of an ELAD treatment benefit. Although we did complete a pivotal clinical program in acute liver failure in China in 2007, the underlying clinical trial was terminated early by the lead hospital due to achievement of safety and efficacy goals and a determination that it was unethical to continue. We are now in the process of conducting a pivotal program for the United States and Europe. We have not yet completed a pivotal clinical trial program of the size and complexity of our currently planned pivotal program for the United States, Europe, and Australia and we cannot provide any guarantee that we will successfully complete such a program. If this pivotal program is completed, there can be no assurance that the data generated can be used to support marketing approval for any indication in the United States, Europe, and Australia. If our Phase 3 clinical trials do not achieve statistical significance for the primary endpoint, we will not receive marketing approval and we will not be able to commercialize ELAD.

The results of previous clinical trials may not be predictive of future results.

Positive results from our prior clinical trials, including either statistical significance in some endpoints or trends towards statistical significance in other endpoints, should not be relied upon as evidence that our current or future clinical trials will necessarily succeed. While we believe that we have learned valuable lessons from the results of prior trials and have attempted to use these lessons to guide our design of current and future clinical trials, there can be no guarantee that these lessons are correct or that we will effectively incorporate them into the design of current and future clinical trials. For example, our primary endpoint in VTI-208, 90-day survival, is based on the results of a subset of patients in VTI-206. Though that subset showed a trend toward increased survival at 90-days, it consisted of only 29 patients and the study was terminated early. The FDA has noted its belief that this preliminary clinical evidence does not indicate that our product may demonstrate a substantial improvement over the current standard-of-care. We cannot provide any guarantee that our current and future clinical trials will provide statistically significant data sufficient to support regulatory approval.

If we fail to select appropriate subjects for our Phase 3 clinical trials or if these subjects do not progress as expected, it will be difficult for us to demonstrate the statistically significant efficacy of ELAD therapy necessary to gain approval.

We have designed our clinical trials in accordance with input provided by regulatory authorities that we must demonstrate a statistically significant improvement in a survival endpoint. Each clinical trial will include concurrent control subjects in a 1:1 ratio with treated subjects, and all subjects will be included in the statistical analysis. Also, each study is designed to enroll only subjects with an expected death rate between 50 and 75% in 30 to 90 days without ELAD therapy. It is necessary to select subjects with these death rates in order to be able to determine whether ELAD has an effect on treated subjects with a manageable number of subjects in the clinical trial. If we do not succeed in selecting appropriate subjects or if the subjects we select do not progress as expected, we may not be able to be demonstrate statistically significant efficacy of ELAD therapy to gain approval.

Random variation or changes in standard-of-care could cause our clinical trials to fail.

Regulatory authorities worldwide have adopted the standard that, to gain marketing approval, clinical trials should produce a result that has less than a 5% probability of being due to random variation. There is no assurance that any of our clinical trials will meet that standard. In addition, we have designed all of our clinical trials to be judged by a survival primary endpoint, which may be difficult to achieve for many reasons, including unanticipated survival rates of control subjects due to random variations, deficiencies in our exclusion and inclusion criteria, and the standard-of-care of the subjects, which may vary from site to site and country to country and is continuously evolving. For example, FDA has expressed concern that the VTI-208 study may not be adequately designed to provide convincing evidence of efficacy if there are significant differences in how ELAD patients and controls are treated during the treatment period and after hospital discharge. Variations in length of hospital stay, rates of hospital re-admission, alcohol recidivism rates, nutritional support, and concomitant medications, which are not within our control, could significantly confound the study results and call into question whether the only demonstrated difference in survival is due to ELAD or to these factors. Any of these factors, which are beyond our control, could materially and adversely affect the results of our Phase 3 clinical trials and prevent us from gaining regulatory approval of our ELAD therapy.

ELAD treatment could result in significant clinical risks to the patient, including death.

ELAD therapy is targeted towards very sick patients who are likely to die if left untreated. Patients in acute liver failure quickly develop failure of other organs including lungs, kidney, brain, and blood coagulation systems. Patients who are treated who receive ELAD therapy may die due to other serious health problems even if ELAD is effective.

All extracorporeal therapy systems cause a decline in blood platelets, which can lead to coagulation problems and uncontrolled bleeding because platelets are critical to the formation of blood clots. Patients with acute liver failure generally have serious blood clotting problems since the liver produces most of the body’s blood clotting proteins. These patients therefore have wide variations in their ability to coagulate their blood. To minimize blood clotting issues, some patients require an infusion of small amounts of anti-coagulant therapy, which can aggravate bleeding. Because every patient is different, the need for anti-coagulant therapy is not predictable and must be established during therapy, a process that can affect the course of the therapy. The risk of uncontrolled bleeding may be addressed during ELAD therapy by administering platelet transfusions to patients whose platelets drop below a safe level. However, there have been cases of uncontrolled bleeding during and after ELAD therapy. Additionally, some patients have abnormal red blood cells, which have weakened cell walls subject to rupture by physical force, a process known as hemolysis. The physical force exerted on the red blood cells by the ultrafiltrate generator in the ELAD line can, in some cases, be enough to cause hemolysis which, if not arrested, can be fatal. The incidence of hemolysis is about 1-2% in the acute liver failure patients enrolled in our trials to date.

C3A cells have been shown in animal studies to have the capacity to grow into a tumor mass under certain conditions. Although this has not been seen in the subjects treated with ELAD to date, it is possible that some C3A cells could escape from the ELAD cartridges and cause tumors in patients or produce substances that could lead to the development of malignant tumors. These or other adverse events, even those that are currently unforeseen, could significantly affect our development and commercialization efforts, cause the regulatory authorities to refuse to grant or maintain the marketing approval or result in withdrawal of ELAD from the market.

Ethical considerations require us to conduct open-label clinical trials of ELAD where control subjects do not receive a sham treatment.

We are not conducting any of our clinical trials with a sham control extracorporeal circuit that includes empty cartridges. This is due to the potential harm that the extracorporeal circuit can cause to control subjects without the potential for any benefit, which makes it unethical to subject the controls to a sham. Although the FDA agrees that, due to the nature of ELAD therapy, it is not possible to conduct a blinded study, it has expressed concern that the open-label nature of the study may introduce significant bias in the treatment of ELAD or control subjects, since the study subject, physicians and caregivers know who has, and has not received ELAD therapy. We have developed a protocol that attempts to minimize this bias to the extent possible, including defining a protocol-specific standard of care, specifying steroid treatment, standardizing the discharge criteria for both ELAD and control subjects, requiring that follow-up visits are conducted by a blinded reviewer, ensuring home health care nurses and other clinical personnel are unaware of treatment assignment, educating subjects not to reveal treatment assignment to their care givers and monitoring concomitant medications, alcohol recidivism and interaction with the health care system to provide evidence that there is no meaningful difference between the groups that could significantly confound the trial data. However, there is no guarantee that bias will not enter into the trial, affect the results or cause the FDA to refuse marketing approval of ELAD.

If we encounter difficulties enrolling subjects in our clinical trials, our clinical trials could be delayed or otherwise adversely affected.

Clinical trials for ELAD require us to identify and enroll a large number of subjects that meet all of the entry criteria set forth in our protocols, including having the disease under investigation. We may not be able to enroll a sufficient number of subjects who meet our protocol requirements in a timely manner. Patient enrollment is affected by numerous factors, many of which fall outside our control, including:

•	timeliness of contracting with clinical trial sites, and obtaining approval of the trial by the institutional review boards, or IRBs, at each site;

•	lack of a sufficient number of subjects who meet the enrollment criteria for our clinical trials;

•	perceived risks and benefits of the product candidate under study;

•	availability of competing therapies and clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	scheduling conflicts with participating clinicians; and

•	proximity and availability of clinical trial sites for prospective subjects.

Additionally, even if we are able to identify an appropriate patient population for a clinical trial, there can be no assurance that the patients will complete the study.

If we have difficulty enrolling a sufficient number of subjects to conduct our clinical trials as planned or if enrolled subjects fail to complete the study or comply with our protocols, particularly with regard to follow-up appointments, the completion of our clinical trials will be delayed and our business would be harmed.

We may face delays in completing our clinical trials, and we may be required to suspend, repeat or terminate our clinical trials if they are not conducted in accordance with applicable regulatory requirements, the results are negative or inconclusive, or the clinical trials are not well-designed or executed as expected.

Our current and future clinical trials must be conducted in accordance with regulations governing clinical studies, and are subject to oversight by the FDA, foreign governmental agencies, and ethics committees and institutional review boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials may require large numbers of test subjects. Changes in regulatory requirements may occur at any time and we may need to amend clinical trial protocols to reflect such changes. Amendments may require us to resubmit our clinical trial protocols to ethics committees for reexamination, which may impact the costs, timing or successful completion of the underlying trial.

Our current and future clinical trials may require amendment or be delayed, unsuccessful or terminated as a result of many factors, including:

•	delays or failures in designing an appropriate clinical trial protocol with sufficient statistical power and in reaching agreement on trial design with investigators and regulatory authorities;

•

delays or failure in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays or failure by CROs, investigators and clinical trial sites in ensuring the proper and timely conduct of our clinical trials;

•

delays or failure by us in manufacturing sufficient quantities of ELAD pursuant to required quality standards for use in our clinical trials and by third-party manufacturers in supplying necessary and suitable components for the system;

•	delays or failure in transporting ELAD to clinical trial sites with sufficient rapidity to enable treatment to begin early enough to have an opportunity for clinical benefit;

•	delays or failure in completing data analysis and achieving primary and secondary endpoints;

•	regulators or clinical site Ethics Committees may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

•	we may suspend or terminate our clinical trials if we believe ELAD is exposing the participating subjects to unacceptable health risks or for other reasons;

•	subjects may not complete our clinical trials due to safety issues, adverse events, inconvenience or other reasons;

•	subjects in our clinical trials may die or suffer other adverse events for reasons that may be either related or unrelated to ELAD, particularly given the critically ill nature of these subjects;

•	we may have difficulty in maintaining contact with subjects after treatment, preventing us from collecting the data required by our study protocol; and

•	final analysis of the data of our clinical trials may conclude that ELAD lacks sufficient clinical efficacy or presents unacceptable safety risks.

Should any of our clinical trials fail to provide evidence of safety and efficacy sufficient to satisfy the requirements of the regulatory authorities, ELAD will not be approved. If we experience delays in the completion of, or termination of, any clinical trial of ELAD, the commercial prospects of ELAD will be harmed, and our ability to generate revenues will be delayed or eliminated. In addition, any delays in completing our clinical trials will increase our costs, slow down our development and approval process and delay or jeopardize our ability to commercialize ELAD. Any of these occurrences may harm our business, financial condition and prospects significantly.

Risks Related to Regulatory Matters

The FDA regulatory approval process is complex, time-consuming and unpredictable.

In the United States, ELAD is regulated as a combination biologic and medical device. Before ELAD can be marketed in the United States, we must submit and the FDA must approve a BLA. In addition, the device components of ELAD must be found acceptable as part of the Biologics License Application, or BLA. Because ELAD is a novel therapy involving a combination biologic and medical device, the regulatory review process is complex, time-consuming and unpredictable. As a result, our development costs, timelines and approvals are not readily predictable.

The time required to obtain approval by the FDA to market a new therapy is unpredictable but typically takes many years and depends upon many factors, including the substantial discretion of the regulatory authorities.

ELAD could fail to receive regulatory approval for many reasons, including the following:

•

the FDA may disagree with the design or implementation of our clinical trials or study endpoints. For example, it has expressed concern about the open-label design and multiplicity of confounding variables, including the need for delineating the standard-of-care that both treatment and controls will receive during our studies;

•	we may be unable to demonstrate to the satisfaction of the FDA that ELAD is safe and effective for its proposed indications or that ELAD provides significant clinical benefits;

•

the results of our clinical trials may not meet the level of statistical significance required by the FDA for approval or may not support approval of a label that could command a sufficiently high price;

•

the FDA may disagree with our interpretation of data from preclinical studies or clinical trials. For example, the FDA has stated there are insufficient preclinical and clinical data to determine whether ELAD has the potential to provide a clinically meaningful improvement in liver function;

•	the opportunity for bias in the clinical trials as a result of the open-label design may not be adequately handled and may cause our trial to fail;

•

ELAD may be subject to an FDA advisory committee review, which is triggered by an FDA request, which is solely within the FDA’s discretion, which may result in unexpected delays or hurdles to approval;

•	the FDA may determine that the manufacturing processes at our facilities or facilities of third party manufacturers with which we contract for clinical and commercial supplies are inadequate;

•

even if VTI-208 is successful in demonstrating a statistically significant improvement over standard-of-care, in light of the fact that certain confounding factors may be viewed by the FDA as limiting the persuasiveness of the study results, a single Phase 3 clinical trial in AAH may not be sufficient to provide the substantial evidence of effectiveness necessary to support licensure, and therefore we may need more than one Phase 3 clinical trial in AAH to secure regulatory approval;

•

the FDA has commented that even if one of our Phase 3 clinical trials is a statistical and clinical success, a second confirmatory clinical trial that substantiates positive results may be necessary to support a BLA; and

•	the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

The FDA has expressed concern that the VTI-208 study may not be adequately designed to provide convincing evidence of efficacy if there are significant differences in how ELAD patients and control patients are treated during the study and after discharge from the hospital. Differences in length of hospital stay, rates of hospital re-admission, alcohol recidivism rates, nutritional support, and concomitant medications could significantly confound the study results.

In addition, even if we were to obtain approval, the FDA may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve ELAD with a label that does not include the labeling claims necessary or desirable for successful commercialization of ELAD. Any of the above could materially harm ELAD’s commercial prospects.

The regulatory approval processes of foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable.

Outside the United States, our ability to market ELAD is contingent upon receiving marketing authorizations from appropriate regulatory authorities. If VTI-208, VTI-210 and/or VTI-212 are successful, we currently anticipate submitting applications for marketing authorization to the European Medicines Agency in the European Union and the Therapeutic Goods Administration in Australia. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. If the regulatory authority is satisfied that adequate evidence of safety, efficacy, and quality has been presented, a marketing authorization will be granted. The foreign regulatory approval process involves all of the risks associated with FDA approval.

Even if ELAD receives regulatory approval, we will be subject to ongoing regulatory requirements and may face regulatory or enforcement action.

If any ELAD product receives regulatory approval, we will be subject to significant ongoing regulation by the FDA and other regulatory authorities, including regulation of our, and any third-party manufacturing facility for compliance with the FDA’s Quality System Regulation, or the QSR, and current Good Manufacturing Practice, or cGMP, compliance of third-party manufacturers with the QSR, post-approval clinical data, adverse event reporting and complaint handling, and advertising and promotional activities. Failure to comply with regulatory requirements may subject us to sanctions. These may include warning letters, adverse publicity, civil and criminal penalties, injunctions, product seizures or detention, and refusal to approve pending product marketing applications.

Risks Related to the Medical Device Components of ELAD

If we or our third-party manufacturers fail to comply with the Quality System Regulation in the United States or Medical Device Directives and Standards in Europe, our business would suffer.

We, and our third-party manufacturers, are required to demonstrate and maintain compliance with the QSR and European Medical Device Directives and standards, or MDD. The QSR and MDD are complex regulatory schemes that cover the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of ELAD. The FDA and EMA enforce the QSR and MDD through periodic inspections. Prior to approval of ELAD, our manufacturing facilities, as well as those of our third-party manufacturers, will be subject to a preapproval inspection to determine compliance with QSR requirements. Our failure, or the failure of our third-party manufacturers, to pass a preapproval inspection, or take satisfactory and prompt corrective action in response to an adverse inspection, could prevent or significantly delay approval of ELAD.

The ELAD bedside unit is based on a cardiopulmonary bypass system that is no longer commercially available.

Until recently the ELAD bedside unit was based exclusively on the Sorin Stöckert Perfusion System S3 Double Head Pump Module, a medical device indicated for use during cardiopulmonary bypass surgery. Our recent clinical trials have been carried out using an ELAD bedside unit based on Sorin’s S3 system. However, Sorin recently withdrew the S3 system from the market and replaced it with an updated S5 system. We have carried out testing of an ELAD bedside unit based on the S5 and we believe that the S3 and S5 systems are equivalent and interchangeable from a clinical and regulatory perspective. We have submitted information to both the U.S. and the European regulatory authorities to support equivalence. There can be no assurance that regulatory authorities will view the S3 and S5 systems interchangeably, allow us to use the S5 system in our clinical trials, or that Sorin will cooperate with us or provide us with the documentation necessary to obtain regulatory approval to use the S5 system in clinical trials or commercialize the device. Failure to obtain the necessary regulatory approvals to use the S5 system will significantly delay our ability to commence or complete our ELAD clinical trials.

Changes in any of the device components could affect our approval.

The device components of ELAD will be reviewed as part of the BLA for ELAD. If the manufacturers of those components make modifications, or if we elect to change a component, we will need to perform validation testing and obtain FDA and other regulatory approval prior to using the modified component. If FDA or any other regulatory body fails to approve use of those modified devices, we would not be able to market ELAD in certain jurisdictions.

We may be unable to demonstrate that devices cleared for different uses may be safe and effectively used in ELAD.

Most device components of ELAD have been previously cleared for use by the FDA or other regulatory authorities. However, we will be using the components for purposes outside the scope of the cleared indications. Other device components have no regulatory approvals. We will need to conduct additional bench testing to bridge the differences between the cleared indications for use and the proposed use in ELAD or to obtain approval. The failure to provide adequate bridging information or to obtain approval for these device components could delay or prevent approval of ELAD.

Risks Related to the Cellular Component of ELAD and Related Components

If we fail to comply with cGMPs our business will suffer.

We are required to demonstrate and maintain compliance with current Good Manufacturing Practices, or cGMPs. The cGMPs describe the methods to be used in, and the facilities or controls to be used for, the manufacture, processing, packing, or holding of a drug to assure the drug meets the requirements for safety, and has the quality and purity characteristics that it purports or is represented to possess. The FDA enforces these requirements through periodic inspections. Prior to approval of ELAD, our manufacturing facilities and the facilities of our third-party manufacturers will be subject to a preapproval inspection to determine compliance with cGMPs. Our failure to pass such an inspection, or take satisfactory and prompt corrective action in response to an adverse inspection, could prevent or significantly delay approval of ELAD.

We rely on third party suppliers, and in some instances, a single third party supplier, for critical components of ELAD and these suppliers could cease to manufacture the components, go out of business or otherwise not perform as anticipated.

While the growing of our C3A cells is under our control, the manufacture of all of the other parts and pieces of ELAD are undertaken by third party suppliers. We currently rely on a single source of supply for many critical components, including components of the ELAD bedside unit, the ultrafiltrate generator cartridges, the media we use to grow and ship our C3A cells, the cartridges in which our C3A cells are grown and the bioreactors that have been developed to grow and store the ELAD cartridges. We are currently developing additional sources of supply for these components sufficient to support future clinical development and, ultimately, commercialization of ELAD. If we were to fail to do so, and a single source of supply of a critical component of ELAD were to become unavailable, our ability to continue clinical development or to initiate commercialization of ELAD would be severely compromised. In addition, we rely on third party suppliers for the safety of products of human and animal origin that are incorporated in the ELAD production process and these suppliers could cease to manufacture the components, inadequately test these components, go out of business or otherwise not perform as anticipated. We do not have long-term agreements with our suppliers, and we purchase components on a purchase order basis.

For instance, newborn calf serum, which is a component of the cell growth media, is used in the manufacture of ELAD. It is obtained from an outside supplier. We are wholly reliant on the guarantee of our supplier that the calf serum used in our manufacturing procedures is free of transmitted animal viruses and other pathogens and we have no means of confirming these testing data independently. Should the source of supply become infected, or the supplier is unable to continue to supply calf serum of the quality necessary to support human use, or the regulations change such that the calf serum cannot be used for human use, we would have to find alternative sources of supply and manufacturing methods, for which there is no guarantee of success.

Human albumin and Trypsin-EDTA are also used in ELAD manufacture and are each provided by a single supplier. In addition, while these products are tested to be free of contamination by the supplier, we cannot guarantee that will continue to be the case.

If our facility becomes inoperable, we will be unable to continue manufacturing our product candidate and as a result, our business will be harmed until we are able to secure a new facility.

We manufacture and assemble all of our product candidates at our facility in San Diego, California. No other manufacturing or assembly facilities are currently available to us, and any additional manufacturing or assembly facilities that we use will need to be approved by regulatory authorities prior to our use. Our facility and the equipment we use to manufacture our products would be costly to replace and could require substantial lead-time to repair or replace. The facility may be harmed or rendered inoperable by natural or man-made disasters, including fire, earthquakes, flooding and power outages, which may render it difficult or impossible for us to perform our research, development and manufacturing for some period of time. The inability to perform our research, development and manufacturing activities, combined with our limited inventory of reserve raw materials and manufactured supplies, may result in the loss of customers or harm our reputation, and we may be unable to reestablish relationships with those customers in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We may be unable to manage our anticipated manufacturing growth to support our clinical development activities and long-term commercial demand for ELAD.

In order to support our ongoing Phase 3 clinical trials, we will need to increase production of our ELAD system. Similarly, if and when ELAD is approved for sale, we will need to expand our manufacturing space in San Diego and build new manufacturing facilities to meet anticipated demand for ELAD in the United States and abroad. These activities involve significant expense in connection with the expansion of our manufacturing capabilities, including the construction of new clean rooms and bioreactors, the movement and installation of key manufacturing equipment and the modification of manufacturing processes. In addition, we must also notify, and in some cases, obtain approval from the FDA and other regulatory authorities of any changes or modifications to our manufacturing facilities and processes, and there can be no assurance that they will authorize us to proceed. If we are not able to expand our manufacturing capacity to meet future demand, our business would be harmed.

Further, our anticipated growth will place additional strain on our organization, employees and third-party suppliers, resulting in an increased need for us to carefully monitor quality assurance. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

We forecast the requirements for components and materials used in ELAD, and if our forecasts are incorrect, we may experience delays in shipments or increased inventory costs.

We keep limited materials, components and finished product on hand. To manage our manufacturing operations with our suppliers, we forecast anticipated product orders and material requirements to predict our future inventory needs and to enter into purchase orders on the basis of these requirements. Our limited historical experience may not provide us with enough data to accurately predict future demand. If our business expands, our demand for components and materials would increase and our suppliers may be unable to meet our demand. Many of our components are medical devices, which have fixed future expiration dates. If we overestimate our component and material requirements, we will have excess inventory, which may have to be disposed of if it exceeds approved expiration dates, which would increase our expenses. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay or prevent delivery of ELAD to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

We may not be able to grow our C3A cells reliably and cost-effectively.

Operations with human cells, even a stable, immortal cell line such as the C3A cells used in ELAD, can be subject to conditions and influences that we may not be able to control. Although our C3A cells are stored at three separate locations in the United States and the United Kingdom, it is possible that all three locations could be destroyed and we will lose all or a portion of our cell banks. It is also possible that the cells will simply cease to function. While we take precautions to prevent this from happening, ELAD employs new technologies and we could encounter unforeseen complications. To date, we have only produced the small number of ELAD cartridges required to support our clinical trials. As we increase production to support Phase 3 clinical trials and long-term commercial demand, we may experience significant scale-up issues, which may cause quality and cost problems. If we cannot produce the required number of ELAD cartridges in a cost-effective manner, our business could be materially harmed.

Cellular therapy is complex and we do not have a complete understanding of the mechanism of action of ELAD.

Cellular therapy is a complex treatment with multiple variables that are not fully understood. Our C3A cells used in ELAD cartridges produce hundreds of metabolites. Likewise, the plasma ultrafiltrate formed from blood, which has been treated by our C3A cells in our ELAD cartridges, is a similarly complex material. The composition and stability of the treated blood can be affected by the conditions of its generation in the ELAD bedside unit and can affect treatment outcomes. For instance, while patients treated with ELAD typically only require a single set of cartridges, some patients require more than one set during their 3 to 10 day treatment period, which may have implications for not only efficacy, but also cost-of-goods. While we believe that we have identified the key variables in the C3A cells and set them in an appropriate range, it is possible that there are other variables that are important to safety and efficacy that have not been anticipated. We believe that we have set these parameters at realistic levels that can be controlled by the specification set for a supplier and confirmed by us in our quality control procedures, but it is possible that unanticipated complications will emerge.

Risks Related to ELAD’s Future Commercialization

It is difficult to forecast future performance, which may cause our financial results to fluctuate unpredictably.

Our limited operating history makes it difficult for us to predict our future commercialization efforts. A number of factors, over which we have limited or no control, may contribute to fluctuations in our financial results, such as:

•	delays in receipt of anticipated purchase orders;

•	our ability to recruit, train and retain sales and marketing personnel;

•	performance of our targeted sales force in the United States and Europe and future partners in other markets;

•	results of clinical trials evaluating ELAD therapy;

•	positive or negative media coverage of ELAD or products of our competitors or our industry;

•	our ability to obtain further regulatory clearances or approvals, including for other indications;

•	delays in, or failure of, product and component deliveries by our subcontractors and suppliers;

•	changes in the length of the sales process;

•	changes in healthcare coverage and reimbursement policies;

•	customer response to the introduction of new product offerings; and

•	fluctuations in foreign currency.

The human clinical trial results may not be representative of the results that are obtained after ELAD product launch.

Human clinical trials are very complicated undertakings and working with subjects in acute liver failure is particularly difficult because of the serious nature of the disease and the co-morbidities experienced by the subjects. Not enough is known about the function of the liver to understand the progression of liver disease and any single patient can react differently to ELAD therapy. This means that clinical trials done at different times in different groups of subjects may obtain different results. Safety risks not identified in our clinical trials may first appear after we obtain approval and commercialize ELAD. Any new post-marketing adverse events may significantly impact our ability to market ELAD and may require that we recall and discontinue commercialization of the product. Any of these events will harm our business.

ELAD is a very complicated therapy and will need to be delivered by well-trained staff. There is no guarantee that we will be able to implement such training and find sufficient numbers of people to enable us to grow at an acceptable rate.

It will be essential for us to have our own trained staff operating during the delivery of ELAD therapy. This will entail the construction and operation of multiple training centers in the United States, Europe and elsewhere worldwide and the hiring of personnel of appropriate ability to be adequately trained. The differences in language and culture may make this a difficult undertaking. If we cannot produce significant numbers of trained physicians and nurses, our ability to grow will be restrained and we may find that ELAD therapy is being delivered by people with a substandard level of training, and with potentially material adverse results.

We could lose our valuable employees and thereby lose our advantage in the marketplace.

We are highly dependent on the efforts of our key employees, including senior management and senior scientific, clinical, regulatory, operational and other personnel. The development of new therapeutic products requires expertise from a number of different disciplines, some of which are not widely available.

Our key employees have a significant amount of know-how and experience in our company and the loss of one or more of them could have a material and adverse effect on our operations. While we have taken steps to incentivize and to retain our employees, including the granting of stock options, paying competitive salaries and implementing appropriate bonus programs, these factors may not be enough to retain the key employees that we need.

The loss of the services of existing personnel, the failure to recruit additional key scientific, managerial, clinical, regulatory, operational and other personnel in a timely manner, and the loss of our employees to our competitors would harm our research and development programs and our business. We may experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

Competitive products could be developed which make ELAD obsolete.

The biopharmaceutical and medical device industries are highly competitive and we face potential competition from pharmaceutical companies, specialty pharmaceutical, medical device and biotechnology companies worldwide. Given the significant unmet medical need for novel therapies to treat acute liver failure, many companies, universities and research organizations are actively engaged in the discovery, research and development of potential therapies in this field. Several of these entities are engaged in research on cell-based approaches to acute liver failure. Although we are not aware of any ongoing human clinical trials involving potentially competitive product candidates, such trials could be taking place or could begin in the near future. We are not aware of any company that is in human clinical trials with a human cell-based product for the treatment of acute liver failure. At least four companies have prior research work on various human hepatocyte cell lines including Exten Industries, Hepalife Technologies, Fresenius, and Hybrid Organ GmbH. In addition, the University College London, and the University of Amsterdam and its spinout Hep-Art Medical Devices are actively pursuing animal research in this area. Several companies have also attempted to develop extracorporeal therapy based upon primary porcine hepatocytes, although ongoing research in this area is difficult to ascertain. Two liver dialysis systems, from Gambro and Fresenius, have undergone extensive clinical development, although both have failed to show an improvement in long-term survival among patients with acute liver failure. Both rely on not only traditional dialysis circuits to remove water-soluble toxins, but also albumin dialysis circuits to remove albumin-bound molecules. In addition, there are several drugs available to treat symptoms associated with acute liver failure, including steroids, pentoxifylline and N-acetylcysteine. These three drugs, alone or in combination, are used frequently in patients with acute liver failure. While we are not aware of any of these other entities being close to undergoing human clinical trials with a human cell-based product for the treatment of acute liver failure, it is possible that these trials are going on without our knowledge and that such a product may get to market much faster than we expect, which could harm our business.

The coverage and reimbursement status of new therapies is uncertain, and failure to obtain adequate coverage and reimbursement for ELAD therapy could limit our ability to generate revenue and become profitable.

There is significant uncertainty surrounding the third-party coverage and reimbursement of novel and newly approved therapies, particularly for indications for which there is no current effective treatment and/or standard- of-care is relatively inexpensive. Due to the novel nature of ELAD and the potential for it to offer therapeutic benefit after a single administration, we face additional uncertainty related to pricing and reimbursement. We will depend in large part on the availability of coverage and adequate reimbursement for ELAD from third-party payors, including government payors, such as the Medicare and Medicaid programs, and managed care organizations. Third-party payors are increasingly focused on containing healthcare costs by limiting both coverage and the level of reimbursement for new therapies and, as a result, they may not cover or provide adequate payment for ELAD. Obtaining coverage and reimbursement approval for a product from a third-party payor is a time-consuming, costly and sometimes unpredictable process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of ELAD. However, we cannot guarantee that we will be able to provide data sufficient to gain acceptance with respect to adequate coverage and reimbursement. Payors may conclude that ELAD is less safe, less effective or less cost-effective than existing or later introduced therapies, and third-party payors may not approve ELAD for coverage and reimbursement or may cease providing or provide inadequate coverage and reimbursement. As there is a large number of third-party payors, obtaining coverage reimbursement in the United States and internationally will consume significant time and resources. There can be no assurance that our clinical data will allow for satisfactory pricing of ELAD and the failure to obtain coverage and adequate reimbursement for ELAD would materially and adversely affect our business. Moreover, healthcare cost containment initiatives that limit or deny reimbursement for ELAD would also materially and adversely affect our business.

Healthcare policy changes, including recent laws to reform the U.S. healthcare system, may have a material adverse effect on us.

In the United States and in other countries, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly and adversely affect the business of developing and marketing new therapies by reducing the costs paid for medical products and services. For instance, the U.S. government and other governments have shown significant interest in pursuing healthcare reform, as evidenced by the passing of the Patient Protection and Affordable Care Act and its amendment, the Health Care and Education Reconciliation Act. Such government-adopted reform measures may adversely impact the pricing of healthcare products and services in the United States or internationally and the amount of reimbursement available from third-party payors. For instance, there is a new U.S. federal excise tax on the sale of certain medical devices. In addition, in some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell ELAD profitably, if it is ultimately approved. The continuing efforts of U.S. and other governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce healthcare costs may adversely affect the prices we are able to charge for ELAD, if approved, and our ability to generate revenues and achieve and maintain profitability.

Risks Related to Doing Business Internationally

We plan to do business internationally, which may prove to be difficult and fraught with economic, regulatory and political issues.

We may commercialize ELAD in countries where the business, economic and political climates are very different from those of the United States. We may not be aware of some of these issues and it may be difficult for a U.S. company to overcome these issues and ultimately become profitable. For instance, we completed our Chinese pivotal clinical trial in 2007 and submitted our data to the China SFDA showing a statistically significant improvement in transplant-free survival among ELAD-treated patients compared with control patients. However, in the past 5 years this application has been neither approved nor rejected and the timing and nature of any potential decision is highly uncertain. Moreover, currency controls are in effect in many foreign countries and could become much tighter in the future, which will hinder our ability to repatriate any profits or capital. These foreign countries may also favor businesses that are owned by nationals of those countries as opposed to foreign-owned businesses operating locally. As a small company, we may not have the resources to engage in the negotiation and time-consuming work needed to overcome some of these potential issues.

In the event that we receive marketing approval in foreign countries outside of the United States and Europe, we currently anticipate creating wholly-owned subsidiaries in those countries. These subsidiaries will need to build an effective sales, marketing and distribution staff and system, find an effective marketing partner or both. Any internal sales and marketing capabilities of the subsidiaries will need to be developed by these subsidiaries will need to be built from scratch. The culture and accepted practices related to selling medical products in many foreign countries are unique and it is possible that we will not be able to successfully penetrate these markets. A similar consideration applies to selling in the United States since each medical system is very different and requires a different strategic approach. We have considered our approach to the U.S., European, Chinese and other international markets and we cannot guarantee that such a strategy will be effective.

The medical systems in many foreign countries are very different from that of the United States and could cause significant problems for ELAD.

The medical systems in many countries around the world pose challenges to the commercialization of ELAD. For instance, most medical care in China is delivered on a private pay basis and it may be difficult to receive payment for ELAD therapy delivered or the price of our product, which we expect to be relatively high, may prove to be beyond the capability of the targeted Chinese patient to pay. Further, as we have encountered in our clinical trials, the standard and the operation of the delivery of care in China are different, causing problems with the operation of ELAD therapy. These issues include the withholding of necessary medicines, the inadequate staffing of Chinese hospitals, the shortage of blood products, the differing practice of delivery of extracorporeal therapies, and the attitude of physicians and nurses. These issues and others are likely to occur in other countries around the world and there is no assurance that we will overcome these challenges or succeed in commercializing ELAD in foreign countries.

We face increased risks of doing business due to the extent of our operations internationally.

We currently anticipate our foreign commercialization efforts to be led by our wholly owned foreign domiciled subsidiaries. Our efforts to expand internationally pose risks that could adversely affect our business. These risks include, among others, the effects of:

•	fluctuations in foreign currency exchange rates and controls;

•	competitive disadvantages to established foreign businesses with significant current market share and business and customer relationships;

•	nationalization;

•	tax and regulatory policies of local governments and the possibility of trade embargoes;

•	political instability, war or other hostilities; and

•	laws and policies of the United States and foreign governments affecting foreign trade and investment.

Any of these risks could cause significant interruptions in our operations, which would adversely affect our ability to commercialize ELAD internationally and our financial condition, results of operations and business.

Revenues, profits and cash flows derived in foreign countries by foreign subsidiaries may be denominated in foreign currency. The value of this currency may be controlled or adjusted periodically by foreign governments, and may be subject to changes in the political and economic conditions.

Foreign economic, political and social conditions and government policies could materially and adversely affect our business.

A significant portion of our operations may be conducted in foreign countries and it is anticipated that a significant percentage of our revenues may be derived from these countries. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic, political, legal and social developments around the world. The economies of many of these countries differ from the economy of the United States in many respects, including:

•	level of government involvement;

•	economic structure;

•	allocation of resources;

•	level of development;

•	inflation rates;

•	growth rate; and

•	control of foreign exchange.

The legal systems in many foreign countries have inherent uncertainties that could limit the legal protections available to us.

We are subject to the laws and regulations of foreign governments, including those applicable to foreign investment and, in particular, laws applicable to wholly foreign-owned enterprises. Any litigation in these countries may be protracted and may result in substantial costs and diversion of resources and management attention. For example, in 2007, one of our clinical sites in China was sued in connection with the death of a subject of our clinical trial. An expert panel concluded that neither ELAD nor the clinical site was at fault and dismissed the lawsuit. Nevertheless, we were later informed that the patient’s family had been awarded approximately $100,000 in a subsequent civil proceeding brought against the clinical site. We ultimately decided to reimburse the clinical site for this amount, which was partially insured. In addition, these countries may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations.

We have limited business insurance coverage internationally.

The insurance industry in many parts of the world is still in an early stage of development. Insurance companies in many countries offer only limited business insurance options. As a result, we have not maintained, and currently do not maintain, any liability, hazard or other insurance covering our services, business, operations, errors, acts or omissions, personnel or properties in China, or in any other countries where we may ultimately commercialize ELAD. To the extent that we are unable to recover from others for any uninsured losses, such losses could result in a loss of capital and significant harm to our business. If any action, suit, or proceeding is brought against us and we are unable to pay a judgment rendered against us or defend ourselves against such action, suit, or proceeding, our business, financial condition and operations could be negatively affected.

We must comply with the U.S. Foreign Corrupt Practices Act.

The U.S. Foreign Corrupt Practices Act, to which we are subject, prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Other countries, such as the United Kingdom and China, have similar laws with which we must comply. Although we attempt to rigidly adhere to the requirements of the U.S. Foreign Corrupt Practices Act and all similar laws to which we are subject, there remains the risk that an employee or agent of ours could be accused of violating one or more of these laws, particularly in geographies where significant overlap exists between local government and healthcare industries. Such an accusation, even if unwarranted, could prove disruptive to our developmental and commercialization efforts.

We could be subject to additional income and other tax liabilities.

We are subject to income and other taxes in the United States and may be subject to income and other taxes in various other foreign jurisdictions. Significant planning is required in evaluating our worldwide provision for income and other taxes. During the ordinary course of business, there may be transactions for which the ultimate tax determination is uncertain. We may be subject to audit in various jurisdictions and such jurisdictions may assess additional income or other tax against us. Although we believe our tax positions are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material and adverse effect on our operating results or cash flows in the period or periods for which that determination is made.

Risks Related to Intellectual Property

Our patent rights may prove to be an inadequate barrier to competition.

We hold a granted patent in the United States which claims a method of using C3A cells to treat a patient’s blood, expires in 2027, and which we believe to cover ELAD therapy. Foreign counterparts of this patent have been issued in Australia, Canada, Indonesia, Israel, Japan, Mexico, New Zealand, Singapore, South Africa, South Korea and Taiwan and remain under review in certain other jurisdictions, including Europe, Brazil, China, India and the Philippines. In addition to this key U.S. patent, as of June 30, 2013, we hold three additional patents in the U.S., and additional patent applications related to developments in ELAD are pending. However, the lifespan of any one patent is limited, and each of these patents will ultimately expire and we cannot be sure that pending applications will be granted, or that we will discover new inventions which we can successfully patent. Moreover, any of our granted patents may be held invalid by a court of competent jurisdiction, and any of these patents may also be construed narrowly by a court of competent jurisdiction in such a way that it is held to not directly cover ELAD. Furthermore, even if our patents are held to be valid and broadly interpreted, third parties may find legitimate ways to compete with ELAD by inventing around our patent. Finally, the process of obtaining new patents is lengthy and expensive, as is the process for enforcing patent rights against an alleged infringer. Any such litigation could take years, cost large sums of money and pose a significant distraction to management. Indeed, certain jurisdictions outside of the United States and Europe where we hope to commercialize ELAD have a history of inconsistent, relatively lax or ineffective enforcement of patent rights. In such jurisdictions, even a valid patent may have limited value. Our failure to effectively prosecute our patents would have a harmful impact on our ability to commercialize ELAD in these jurisdictions.

We do not hold any patents covering our C3A cells or the production processes we use to grow the C3A cells in the ELAD cartridges.

The proprietary methods and production process that we use to grow our C3A cells in ELAD cartridges are our trade secrets, but they are not currently covered by a patent and no patents are pending. Although we have sought patent protection for certain aspects of our technology, such as our method of using C3A cells to treat a patient’s blood, and we have obtained orphan designation in the United States and Europe over the use of C3A cells to treat acute liver failure, we have not sought patent protection for the proprietary methods we use to grow C3A cells in our facility. Although we believe that some of these methods may be patentable, we prefer to avoid the disclosure requirements inherent in the patenting process, as such disclosure could provide competitors with insights that allow them to invent around any granted patents. We believe that this concern is particularly appropriate since C3A cells are now publicly available, and have been available for research purposes for more than twenty years. Despite this availability, we are not aware of any third parties who have either demonstrated an ability to grow C3A cells in the quantities we do, or succeeded in treating a human subject with such cells. In addition, patent protection expires 20 years after the application’s priority date which does not apply to trade secret protection. In light of the foregoing, we do not currently contemplate seeking patent protection for our production methods and instead intend to keep our production methods protected as trade secrets, which does not require us to publicly disclose these methods and which is not subject to a formal expiration date. However, trade secrets are vulnerable to inadvertent disclosure and misappropriation. In addition, independent discovery and publication of these methods by third parties, which is now more feasible given the public availability of C3A cells, would also destroy their trade secret protection. If any of these were to occur, our business may be harmed.

We protect much of our intellectual property as trade secrets. Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

Trade secrets offer a relatively limited form of protection as they do not create any barrier for third-parties who independently develop this information and who may even patent the information. In the course of our research and development activities and our business activities, we often rely on confidentiality agreements to protect our proprietary information. Such confidentiality agreements may be used, for example, when we talk to vendors of laboratory or clinical development services or potential strategic partners. In addition, each of our employees is required to sign a confidentiality agreement upon joining us. We take steps to protect our proprietary information, and our confidentiality agreements are carefully drafted to protect our proprietary interests. Nevertheless, there can be no assurance that an employee or an outside party will not make an unauthorized disclosure of our proprietary confidential information. This might happen intentionally or inadvertently. It is possible that a competitor will make use of such information, and that our competitive position will be compromised, in spite of any legal action we might take against persons making such unauthorized disclosures. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States sometimes are less willing than U.S. courts to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how, which would harm our business.

If our ELAD cartridges or our C3A cells are stolen, misappropriated or reverse engineered, others could produce competing products.

Third parties, including those involved in shipping our ELAD cartridges, often have custody or control of our ELAD cartridges. If our ELAD cartridges, or C3A cells from our proprietary C3A cell bank that are stored to grow in these cartridges, were stolen, misappropriated or reverse engineered, they could be used by other parties who may be able to reproduce these cartridges for their own commercial gain. If this were to occur, it would be difficult for us to challenge this type of use, especially in countries with limited intellectual property protection or in countries in which we do not have patents covering the misappropriated ELAD cartridges. In such instance, our business would be harmed.

Ownership of our intellectual property may be claimed by others.

ELAD has been under development for over 20 years and certain of our predecessor companies have filed for reorganization and bankruptcy. We were founded in 2003 by acquisition of the assets of a prior company after a bankruptcy. While we believe we have performed extensive diligence on the ownership of the intellectual property rights and have developed our own innovative technology which is independent of prior intellectual property rights, there could be claims by parties associated with the prior entities that could lead to costly and time consuming legal actions. In addition, we have engaged in collaborations with third parties where intellectual property has been developed. In one instance, we were engaged in a dispute over the ownership of intellectual property when a collaborator of ours pursued patent rights over technology which we believe we may have held rights to under the collaboration agreement. Although a patent which claims a different configuration than our ELAD system was ultimately issued in the United States to our former collaborator, we do not hold any rights to this patent. We are unaware of any active development with respect to the claimed system. Other such disputes could arise in the future or emerge from past activities which could lead others to claim our intellectual property.

We may be involved in future costly intellectual property litigation, which could impact our future business and financial performance.

Our industry has been characterized by frequent intellectual property litigation. Our competitors or other patent holders may assert that our ELAD system and the methods we employ are covered by their patents. For instance, we are aware of other patents issued in the liver support field which we believe do not cover our ELAD system or its use. If our ELAD system or methods are found to infringe any valid patents, we could be prevented from marketing our ELAD system. In addition, we do not know whether our competitors or potential competitors have applied for, or will apply for or obtain, patents that will prevent, limit or interfere with our ability to make, use, sell, import or export our ELAD system.

Litigation related to infringement and other intellectual property claims, with or without merit, is unpredictable, can be expensive and time-consuming and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our ELAD system, any of which would have a material adverse effect on our business, results of operations and financial condition. We do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our ELAD system or processes to avoid infringement.

Competing products may also appear in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, we could be prevented from marketing our ELAD system in one or more countries.

In addition, we may hereafter become involved in litigation to protect our trademark rights associated with our company name or the names used with our ELAD system. Names used with our ELAD system and procedures may be claimed to infringe names held by others or to be ineligible for proprietary protection. If we have to change the name of our company or our ELAD system, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets owned by third parties.

Many of our employees were previously employed at universities or other life science companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other confidential or proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel could hamper our ability to develop and commercialize ELAD, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Our Capital Requirements and Finances

Our future capital needs are uncertain and we will need to raise additional funds in the future.

We will need to raise substantial additional capital to:

•	complete our ongoing and future clinical trials and related regulatory applications;

•	fund our operations;

•	commence and expand the commercialization of our products; and

•	further our research and development.

Our future funding requirements will depend on many factors, including:

•	market acceptance of our products;

•	the cost of our research and development activities;

•

the cost and timing of our clinical development activities, in particular the rate of approval of our clinical trial applications, the rate of initiation of our clinical sites and the rate of enrollment of our clinical trials;

•	the cost of filing and prosecuting patent applications;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or violate other intellectual property rights;

•	the cost and timing of regulatory clearances or approvals, if any;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	the cost and timing of establishing additional technical support capabilities;

•	the effect of competing technological and market developments; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, which we have no prior experience in, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could harm our operating results.

Any acquisitions that we make could disrupt our business and harm our financial condition.

We expect to evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may also consider joint ventures, licensing and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate acquisitions of any businesses, products or technologies. Furthermore, the integration of any acquisition and management of any collaborative project may divert our management’s time and resources from our core business and disrupt our operations. We do not have any experience with acquiring companies or products. Any cash acquisition we pursue would diminish the proceeds from this offering available to us for other uses, and any stock acquisition would dilute our stockholders’ ownership. While we from time to time evaluate potential collaborative projects and acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions or collaborative projects.

Risks Related to Being a Public Company

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Global Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

However, for as long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and financial statements in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We would cease to be an “emerging growth company” upon the earliest of: (1) the first fiscal year following the fifth anniversary of this offering, (2) the first fiscal year after our annual gross revenue is $1.0 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities and (4) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may decline or be more volatile.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our system of internal control over financial reporting in a timely manner, or these internal controls may not be determined to be designed or operating effectively, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing or any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective, which could result in a loss of investor confidence in the accuracy and completeness of our financial reports. This could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, and the date we are no longer an “emerging growth company” if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied that our internal controls over financial reporting are designed and operating effectively to prevent or detect a material misstatement to the financial statements. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and/or hiring accounting or internal audit staff.

If we do not remediate material weaknesses in our internal control over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

We have not maintained an effective control environment to ensure that the design and execution of our controls has consistently resulted in effective review of our financial statements and supervision by appropriate individuals. As a result of these factors, certain misstatements in our annual financial statements were identified and brought to the attention of management by our independent registered public accounting firm for correction. We and our independent registered public accounting firm concluded that these control deficiencies constituted a material weakness in our internal control over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We are in the process of implementing measures designed to improve our internal control over financial reporting to remediate the control deficiencies that led to our material weakness. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in our internal control over financial reporting or to avoid potential future material weaknesses.

Risks Related to This Offering and Ownership of our Common Stock

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we obtain equity research analyst coverage, we will not have any control of the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	clinical data and government approvals relating to ELAD;

•	volume and timing of sales of ELAD;

•	the introduction of new products or product enhancements by us or our competitors;

•	disputes or other developments with respect to our intellectual property rights or the intellectual property rights of others;

•	our ability to develop, obtain regulatory clearance or approval for and market new and enhanced products on a timely basis;

•	product liability claims or other litigation;

•	quarterly variations in our or our competitors’ results of operations;

•	sales of large blocks of our common stock, including sales by our executive officers and directors;

•	developments in our industry;

•	media exposure of ELAD or products of our competitors;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in earnings estimates or recommendations by securities analysts;

•	our ability to meet investors expectations regarding our future operating performance; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other factors may make the price of our stock volatile and subject to unexpected fluctuation.

New investors in our common stock will experience immediate and substantial dilution after this offering.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value. If the holders of outstanding options exercise those options, you will incur further dilution. See “Dilution.”

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities. If we sell common stock, convertible securities or other equity securities, your investment in our common stock will be diluted. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders. In addition, if our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of outstanding options or warrants, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See “Shares Eligible for Future Sale.”

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders and their respective affiliates each holding more than 5% of our common stock collectively will control approximately         % of our outstanding common stock, in particular, one stockholder and his affiliates will control approximately         % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exert substantial influence over the management and affairs of our company and most matters requiring stockholder approval, including the election of directors. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

The net proceeds of this offering will be allocated to research and development activities, preparation for marketing and general corporate purposes. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. See “Use of Proceeds.”

Anti-takeover provisions in our amended and restated certificate of incorporation, amended and restated bylaws, and fourth amended and restated investors’ rights agreement, as well as Delaware law, could discourage a takeover.

Our amended and restated certificate of incorporation, bylaws, fourth amended and restated investors’ rights agreement, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by a supermajority (75%) vote of our directors then in office;

•	our board of directors may amend or repeal our bylaws only pursuant to a supermajority (75%) vote of our directors then in office;

•	our stockholders may amend or repeal our bylaws only pursuant to a supermajority (75% and majority of the minority, if applicable) vote of the outstanding shares of our capital stock;

•

require in general the approval of a supermajority (75% and majority of the minority, if applicable) vote of our outstanding shares of capital stock to amend or repeal certain provisions of our certificate of incorporation;

•	require the approval of a supermajority (75% and majority of the minority, if applicable) vote of our outstanding shares of capital stock to approve the sale or liquidation of the company;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause by a supermajority (75%) vote of our outstanding shares of capital stock;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	provide that in general the number of directors on our board may only be fixed from time to time by a supermajority (75%) vote of our directors then in office;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms; and

•	provide that certain stockholders affiliated with Muneer A. Satter, referred to as the Satter Investors, have rights to nominate up to 40% of our directors.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

Our certificate of incorporation also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law and will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, except for certain of our current stockholders, including Mr. Satter and entities affiliated with him, and, in certain instances, persons who purchase common stock from certain of our current stockholders, and unless board or stockholder approval is obtained prior to the acquisitions. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See “Description of Capital Stock.”

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a positive return on your investment will only occur if our stock price appreciates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

These forward-looking statements include, among other things, statements about:

•	the timing of Phase 3 clinical trials for ELAD;

•	the timing of, and our ability to obtain and maintain regulatory approvals for ELAD;

•	the rate and degree of market acceptance and clinical utility of ELAD;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position; and

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements including those described in “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus also contains estimates and other information concerning our industry, which is based on government and industry publications. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These government and industry publications generally indicate that their information has been obtained from sources believed to be reliable.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of                 shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us, will be approximately $        million, or $        million if the underwriters’ option to purchase additional shares is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $        million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $        million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital for the development and possible approval of ELAD, create a public market for our common stock, and facilitate our future access to the public equity markets. We intend to use approximately $        million of the net proceeds to fund the Phase 3 clinical development of ELAD and the remainder for working capital and other general corporate purposes.

We believe that the net proceeds from this offering and our existing cash, cash equivalents and short-term investments will be sufficient to fund our operations through at least the next twelve months. In particular, we believe that the net proceeds from this offering intended for clinical development of ELAD and our existing cash, cash equivalents and short-term investments will be sufficient to fund such development through receipt of initial data from our Phase 3 program.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the rate of subject enrollment in our clinical trials, filing requirements with various regulatory agencies, clinical trial results, and any unforeseen cash needs. Our management will retain broad discretion over the allocation of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our stock. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of short-term investment-grade and interest-bearing instruments, direct or guaranteed obligations of the U.S. government, or certificates of deposits.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash, cash equivalents and short-term investments and capitalization as of June 30, 2013:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all outstanding shares of our senior redeemable and convertible preferred stock into 11,313,370 shares of common stock, the reclassification of the future repurchase rights liabilities to additional paid-in capital, a component of stockholders’ (deficit) equity, and the filing of our amended and restated certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis to reflect our receipt of the net proceeds from our sale of shares of our common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

	As of June 30, 2013 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share amounts)

Cash, cash equivalents and short-term investments	$41,439	$41,439	$

Future purchase rights liabilities	$4,406	—
Junior convertible preferred stock, 3,501,401 shares designated, 3,501,400 shares issued and outstanding, liquidation preference of $1,500, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1,350	—
Senior redeemable and convertible preferred stock, 10,768,199 shares designated, 7,811,970 shares issued and outstanding, liquidation preference of $95,478, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	59,451	—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value: no shares authorized, issued or outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value: shares authorized, actual; shares authorized pro forma and pro forma as-adjusted; 606,213 shares issued and outstanding, actual; 11,919,583 shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	—	1
Additional paid-in capital	61,689	126,895
Accumulated other comprehensive income	94	94
Deficit accumulated during development stage	(85,950)	(85,950)

Total stockholders’ (deficit) equity	(24,167)	41,040

Total capitalization	$41,040

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1 million shares in the number of shares of common stock offered by us would increase (decrease) cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of common stock to be outstanding following this offering is based on 11,919,583 shares of our common stock outstanding as of June 30, 2013 (including preferred stock on an as-converted basis), and excludes:

•	2,672,904 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2013, at a weighted-average exercise price of $6.26 per share;

•	250,646 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2013, at a weighted-average exercise price of $95.21 per share; and

•

2,728,090 shares of our common stock reserved for future issuance under our stock-based compensation plans, including 55,186 shares under our 2012 Stock Plan and our 2013 Equity Incentive Plan, which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve at the beginning of each fiscal year, as more fully described in “Management—Employee Benefit Plans”.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book deficit is the amount of our total tangible assets less our total liabilities. Net historical tangible book deficit per share is our historical net tangible book deficit divided by the number of shares of common stock outstanding as of June 30, 2013. Our net tangible book deficit as of June 30, 2013 was $24.2 million, or $39.87 per share.

Pro forma net tangible book value gives effect to the conversion of our convertible preferred stock into an aggregate of 11,313,370 shares of our common stock, which will occur immediately prior to the consummation of this offering and the reclassification of our future purchase rights liabilities to additional paid-in capital, a component of stockholders’ (deficit) equity. Our pro forma net tangible book value as of June 30, 2013 would have been approximately $41.0 million, or $3.44 per share.

Pro forma as adjusted net book value is our pro forma net tangible book value, after giving effect to the sale of             shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Our pro forma as adjusted net book value as of June 30, 2013 would have been approximately $            million, or $            per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing stockholders, and an immediate dilution of $            per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book deficit per share as of June 30, 2013		$(39.87)
Pro forma increase in net tangible book value per share attributable to the conversion of convertible preferred stock		43.31

Pro forma net tangible book value per share as of June 30, 2013		3.44
Pro forma increase in net tangible book value per share attributable to new investors	$
Pro forma as adjusted net tangible book value per share, after giving effect to this offering

Dilution of pro forma as adjusted net tangible book value per share to new investors			$

Each $1.00 increase or decrease in the assumed public offering price of $             per share would increase or decrease, as applicable, our pro forma net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us payable by us. In addition, to the extent any outstanding options or warrants to purchase common stock are exercised, new investors would experience further dilution. If the underwriters exercise their overallotment option in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be approximately $            per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be approximately $            per share of common stock.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2013, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares of common stock in this offering at the initial public offering price of $            , the midpoint of the price range set forth on the front cover of this prospectus, before deducting the estimated underwriting discount and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Totals		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discount and estimated offering expenses payable by us. In addition, to the extent any outstanding options or warrants to purchase common stock are exercised or any outstanding shares of restricted stock or restricted stock units that we may grant in the future vest, new investors will experience further dilution.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

The number of shares of common stock to be outstanding following this offering is based on 11,919,583 shares of our common stock outstanding as of June 30, 2013 (including preferred stock on an as-converted basis), and excludes:

•	2,672,904 shares of our common stock issuable upon the exercise of options outstanding, with a weighted-average exercise price of $6.26 per share;

•	250,646 shares of our common stock issuable upon the exercise of warrants outstanding, with a weighted-average exercise price of $95.21 per share; and

•

2,728,090 shares of our common stock reserved for future issuance under our stock-based compensation plans, including 55,186 shares under our 2012 Stock Plan and our 2013 Equity Incentive Plan, which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve at the beginning of each fiscal year, as more fully described in “Management—Employee Benefit Plans”.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes our selected consolidated financial data for the periods and as of the dates indicated. Our selected consolidated statements of operations data for each of the years in the periods ended December 31, 2011 and 2012, and our selected consolidated balance sheet data as of December 31, 2011 and 2012, have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our selected consolidated statements of operations data for the six months ended June 30, 2012 and 2013, and our selected consolidated balance sheet data as of June 30, 2013, have been derived from our interim unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Our interim unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles on the same basis as the annual consolidated audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of our financial position as of June 30, 2013 and our results of our operations for the six months ended June 30, 2012 and 2013. The results for the six months ended June 30, 2013 are not necessarily indicative of results to be expected for the year ending December 31, 2013, any other interim periods or any future period or year. Our selected consolidated financial data should be read together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our audited and interim unaudited consolidated financial statements and their related notes, which are included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(in thousands, except share and per share amounts)
			(unaudited)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$5,515	$5,097	1,460	$7,970
General and administrative	3,066	4,483	2,246	4,019

Total operating expenses	8,581	9,580	3,706	11,989

Loss from operations	(8,581)	(9,580)	(3,706)	(11,989)
Other income (expense):
Interest income	2	4	1	3
Interest expense	(9,249)	(413)	(118)	—
Other (expense) income, net	(2)	7	(1)	(4)
Revaluation of preferred stock warrant liabilities	11,951	180	180	—
Revaluation of future purchase rights liabilities		3,101	—	(3,512)

Total other income (expense)	2,702	2,879	62	(3,513)

Net loss	(5,879)	(6,701)	(3,644)	(15,502)
Amortization of deemed dividend	—	—	—	(11)
Accretion to redemption value of senior redeemable convertible preferred stock	(538)	(942)	(65)	(2,085)

Net loss attributable to common stockholders	$(6,417)	$(7,643)	$(3,709)	$(17,598)

Net loss per share attributable to common stockholders, basic and diluted	$(705.40)	$(17.89)	$(9.59)	$(36.12)

Weighted-average common shares outstanding, basic and diluted	9,097	427,117	386,627	487,221

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(2.13)		$(1.51)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)		4,511,587		7,920,031

(1)	Please refer to Note 2 of our consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share attributable to common stockholders and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of June 30,
	2011	2012	2013
	(in thousands)
			(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$803	$18,473	$41,439
Working (deficit) capital	(1,109)	17,403	34,692
Total assets	1,983	20,332	45,760
Total notes payable	534	—	—
Preferred stock	54,658	26,176	60,801
Deficit accumulated during development stage	(63,747)	(70,448)	(85,950)
Total stockholders’ deficit	(54,853)	(7,632)	(24,167)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those described below. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biopharmaceutical company focused on developing a cell-based therapy targeting the treatment of acute liver failure. Our product candidate, the ELAD System, or ELAD, is an extracorporeal bio-artificial liver therapy designed to allow the patient’s own liver to regenerate to a healthy state, or to stabilize the patient until transplant. ELAD is the only bio-artificial liver containing immortal human liver cells to enter Phase 3 clinical trials. We designed ELAD to supplement key aspects of normal liver function to improve patient survival. We estimate that at least 30,000 patients annually in the United States experience forms of acute liver failure for which ELAD may be a life-saving therapy. Outside of liver transplant, which is severely limited by availability of organs and not available to many patients, the current standard-of-care for acute liver failure is primarily focused on the management of complications, does not restore lost liver function and is associated with a high rate of mortality. ELAD has received orphan designation in the United States and Europe for the treatment of acute liver failure.

We are currently initiating three Phase 3 clinical trials. In March 2013, we initiated VTI-208, a Phase 3 randomized, controlled clinical trial in 200 subjects with alcohol-induced liver decompensation, or AILD. In the second half of 2013, we intend to initiate a second Phase 3 randomized, controlled clinical trial, VTI-210, in 120 patients with acute alcoholic hepatitis, or AAH, which is a subset of AILD. Also in the second half of 2013, we intend to initiate VTI-212, a third Phase 3 randomized, controlled clinical trial in 126 subjects with fulminant hepatic failure, or FHF.

Vital Therapies, Inc. was formed in May 2003 to acquire the assets of VitaGen (formerly Hepatix) in a bankruptcy proceeding. Our predecessor companies developed ELAD, completing two pilot trials in acute liver failure and two randomized, controlled Phase 1 and Phase 2 trials in FHF, but failed to attract funds sufficient to continue development of the system. Beginning in June 2003, we refocused the company to pursue regulatory approval and commercialize ELAD in China. In 2007, we completed a pivotal trial in acute liver failure in patients with viral hepatitis in China, and we submitted a marketing application to the State Chinese Food and Drug Agency, or SFDA. Our application is still under review in China and we do not expect approval in China until we have approval in the United States. We restarted our clinical program in the United States and Europe in 2009. Since then, we have run two Phase 2 trials and selected AILD and FHF as indications for our Phase 3 pivotal trial program in the United States and Europe. We have also made significant improvements in the ELAD bedside unit and our proprietary cartridge cell growth production process, including (i) the incorporation of an updated version of the cardiovascular base unit that has improved features and functionalities and reliability; (ii) new and improved cartridges for ultrafiltrate, cell filters and ELAD cartridges; (iii) tubing sets that have been optimized to recirculate smaller volumes of ultrafiltrate and blood through the system to reduce the risk of clotting and other potential adverse side effects; and (iv) improvements to our cell culture and growth processes to reduce cost and increase manufacturing efficiency and yield.

We are a development stage company and have incurred net losses since inception of $86.0 million as of June 30, 2013, including $5.9 million and $6.7 million for the years ended December 31, 2011 and 2012, respectively, and $15.5 million for the six months ending June 30, 2013. We anticipate that we will continue to incur increasing losses for at least the next several years. Due to the uncertainties involved with biological product development and the clinical trials process we cannot predict the timing or accuracy of future expenses, when ELAD product approval might occur, or when sustained and if profitability may be achieved. We are headquartered in San Diego, California.

Financial Operations Overview

Operating Expenses

The following table summarizes our operating expenses for the years ended December 31, 2011 and 2012, and the six months ended June 30, 2012 and 2013:

	Years Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(in thousands)
			(unaudited)
Operating expenses:
Research and development	$5,515	$5,097	$1,460	$7,970
General and administrative	3,066	4,483	2,246	4,019

Total operating expenses	$8,581	$9,580	$3,706	$11,989

Research and Development Expenses

Research and development expenses relate to the development of ELAD and are expensed as incurred. Our research and development expenses consist primarily of:

•	expenses incurred under agreements with clinical sites, CROs and statistical and regulatory consultants that assist us with our clinical trials;

•	employee-related expenses, which include salaries, benefits, travel and stock-based compensation;

•	the cost of acquiring and manufacturing clinical trial materials;

•	facilities, depreciation, and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and equipment, and depreciation of fixed assets; and

•	costs associated with other research activities and regulatory approvals.

We anticipate that our research and development expenses will increase substantially during the next several years as we conduct our Phase 3 clinical trials of ELAD and begin the regulatory approval process for commercialization.

We do not track our employee and facility related research and development costs by project, as we typically use our employee and infrastructure resources across multiple research and development programs and the allocation of such costs would be arbitrary and not provide a meaningful assessment. During the second half of 2012 we began tracking direct costs related to VTI-208 to prepare for the commencement of that Phase 3 clinical trial in 2013. Prior to that time, clinical trial costs for VTI-208 were not significant. Since 2012, clinical trial costs associated with VTI-208 have been our largest research related expenditure. Direct clinical trial costs associated with VTI-208 totaled $300,000, or 5.9%, and $1.9 million, or 23.8%, of research and development expenses in the year ended December 31, 2012 and the six months ended June 30, 2013, respectively. The clinical trial costs related to VTI-210 and VTI-212 were not significant for the year ended December 31, 2012 and totaled $58,000 and $19,000 for the six months ended June 30, 2013, respectively. We have contracted with various clinical research organizations to manage our clinical trials under an agreed upon budget for each study, with oversight by our clinical program managers. Any deviations from these budgets must be approved by us in writing, prior to commencement of the work. Our internal research and development costs are controlled through our internal budget and forecast process. We compare actual expenditures to the budget quarterly.

The costs of clinical trials may vary significantly over the life of a project owing to, but not limited to, the following:

•	per subject trial costs;

•	the number of sites included in the trials;

•	the countries in which the trial is conducted;

•	the number of subjects that participate in the trials;

•	continuing quality assurance activities and standards consistent with FDA and other regulatory requirements;

•	potential additional safety monitoring or other studies requested by regulatory agencies; and

•	the frequency and duration of subject follow-up visits.

A change in the outcome of any of these variables could result in a significant change in the costs and timing associated with the development of ELAD. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of ELAD or if we experience significant delays in enrollment in any clinical trial, we could be required to expend significant additional financial resources and time on the completion of the clinical development of ELAD.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, finance, information technology, marketing, and legal functions. Other general and administrative expenses include facility costs, stock-based compensation, and professional fees for legal, consulting, accounting and tax services.

We anticipate that our general and administrative expenses will increase for primarily the following reasons:

•	increased payroll, expanded infrastructure and higher consulting, legal, accounting and investor relations costs, and director and officer insurance premiums associated with being a public company;

•	expansion of our facilities to support our growth;

•	to support our business activities, which we expect to expand as we continue the development of ELAD; and

•	to build a marketing and reimbursement team before we receive regulatory approval of ELAD in anticipation of commercial launch.

Other Income (Expense)

Interest Income

Our cash, cash equivalents, and short-term investments are invested primarily in U.S. treasury bills, which generate a small amount of interest income, but in our opinion provide the most protection from loss of principal or liquidity. We expect to continue our investment policy as we obtain additional financing proceeds.

Interest Expense

Interest expense has consisted primarily of interest paid on debt and an equipment lease line, and noncash interest associated with amortization of debt discount and financing costs. As of December 31, 2012, we no longer have any debt for which we record interest expense.

Revaluation of Preferred Stock Warrant Liabilities

Warrants for our Series A, Series B, Series C, and Series D redeemable convertible preferred stock were accounted for as liabilities and their value was remeasured at the end of each financial reporting period. The value of these preferred stock warrant liabilities is primarily related to the fair value of our common stock. We are required to recognize a gain or loss on these preferred stock warrant liabilities depending in part upon fluctuations in the fair value of our common stock. As a result of the junior preferred stock offering in February 2012, we recognized a final valuation adjustment for these preferred stock warrant liabilities prior to their conversion into common stock warrants.

Revaluation of Future Purchase Rights Liabilities

Future rights to purchase shares of our redeemable convertible senior preferred stock that were granted in connection with our senior preferred stock financing are accounted for as liabilities and their value is remeasured at the end of each financial reporting period. The value of these future purchase rights liabilities is primarily related to the fair value of our common stock. We are required to recognize a gain or loss on these future purchase rights liabilities depending in part upon fluctuations in the fair value of our common stock.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. On an on-going basis, management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are typically recognized in the period when new information regarding estimates becomes available to management. Actual results could differ from those estimates.

Our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus. However, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Clinical Trial Accruals

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. Our clinical trial accrual process seeks to account for expenses resulting from our obligations under agreements with clinical sites, CROs, vendors, and consultants in connection with conducting our clinical trials. We account for these expenses according to the progress of each trial as measured by subject enrollment, the timing of various aspects of the trial and if available, information from our service providers. During the course of a clinical trial, we adjust our rate of clinical expense recognition if actual results differ from our estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in us reporting amounts that are over or understated for a particular period and adjustments to our research and development expenses may be necessary in future periods. Through June 30, 2013, there have been no material adjustments to our prior period estimates of accrued expenses for clinical trials.

Future Purchase Rights Liabilities

On September 25, 2012, we entered into a senior preferred stock purchase agreement (as amended, the Senior Preferred Purchase Agreement) that authorizes the multi-stage issuance of 13,605,741 shares of our senior redeemable convertible preferred stock for $8.00 per share. Pursuant to the Senior Preferred Purchase Agreement, we granted to the investors in the senior preferred stock financing the right, subject to the satisfaction of certain conditions, to purchase additional shares of senior preferred stock for a purchase price of $8.00 per share at multiple subsequent closings in accordance with a schedule provided in the Senior Preferred Purchase Agreement. These future purchase rights terminate automatically upon certain events, including the consummation of a Qualified Public Offering, as defined in the Senior Preferred Purchase Agreement at, which time the future purchase rights liabilities will be reclassified to additional paid-in capital, a component of stockholders’ (deficit) equity.

These future purchase rights for additional shares of our senior preferred stock are legally detachable from the shares of the underlying senior preferred stock and, as a result, are considered a freestanding instrument which is accounted for separately from such shares of senior preferred stock. As the future purchase rights are exercisable for shares of our senior preferred stock that are redeemable regardless of the timing of the redemption of the underlying senior preferred stock, those future purchase rights are instruments that embody obligations to transfer assets and are appropriately classified as liabilities under the accounting guidance that distinguishes liabilities from equity. Our future purchase rights liabilities were initially recorded at their estimated fair value on the date of issuance as a discount on the underlying preferred stock and are periodically remeasured to reflect changes in the estimated fair value at each reporting period with any decrease or increase in the estimated fair value being recorded as other income or expense, respectively. The fair value of these liabilities is estimated using a binomial lattice model based on the characteristics of the common stock on the valuation date, probabilities related to our operations and clinical development, as well as assumptions for volatility, remaining expected life, risk-free interest rate and, in some cases, credit spread.

Stock-based Compensation

We measure and recognize compensation expense for all stock-based payments made to employees, directors, and consultants based on estimated fair value, net of an estimated forfeiture rate. Currently, our stock-based awards consist only of stock options; however, future grants under our equity compensation plans may consist of shares of restricted stock and restricted stock units. We estimate the fair value of stock options granted and stock purchase rights using the Black-Scholes-Merton, or BSM, option pricing model, which requires the use of estimates to value employee stock-based compensation at the date of grant.

We recognize stock-based compensation cost for employees and directors on a straight-line basis over the requisite service period of the award. Stock-based compensation expense is recognized only for those awards that are ultimately expected to vest. We estimate forfeitures based on an analysis of our historical employee turnover and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. We will revise the forfeiture estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Changes in forfeiture estimates, which have not been material to date, impact compensation cost in the period in which the change in estimate occurs.

The fair value of options granted to nonemployees is estimated using the BSM option pricing model and is remeasured at each reporting date with changes in fair value recognized as expense in the consolidated statements of operations.

The BSM option pricing model requires the input of highly subjective assumptions, including the risk-free interest rate, the expected dividend yield of our common stock, the expected volatility of the price of our common stock, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

Risk-Free Interest Rate

We base the risk-free interest rate assumption on zero-coupon U.S. treasury instruments appropriate for the expected term of the stock option grants.

Expected Dividend Yield

We base the expected dividend yield assumption on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. Consequently, we used an expected dividend yield of zero.

Expected Volatility

As we do not have a trading history for our common stock, the expected stock price volatility for our common stock is estimated based on volatilities of a peer group of similar companies by taking the average historic price volatility for these peers for a period equivalent to the expected term of the stock option grants. The peer group was developed based on companies in the biotechnology industry whose shares are publicly-traded.

Expected Term

The expected term represents the period of time that options are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted we determined the expected life assumption using either the simplified method, which is an average of the contractual term of the option and its ordinary vesting period, or the comparable average expected term utilizing those companies in the peer group noted above, as applicable.

The range of assumptions we used to determine the fair value of employee and nonemployee stock options granted in each period were as follows:

	Year Ended December 31,		Six Months Ended June 30, 2013
	2011	2012
			(unaudited)
Risk-free interest rate	0.6%	0.2%—1.0%	0.1%—0.8%
Expected dividend yield	0%	0%	0%
Expected volatility	77.3%	100.0%	100.0%
Expected term of options (years)	4.0	1.0—6.0	0.5—5.0

We estimate the level of forfeitures expected to occur and record stock-based compensation expense only for those awards that we ultimately expect will vest. Through June 30, 2013, actual forfeitures have not been material.

The following table summarizes the allocation of stock-based compensation expense to employees and nonemployees (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
			(unaudited)
Research and development	$10	$50	$22	$127
General and administrative	26	94	27	172

Totals	$36	$144	$49	$299

Common Stock Valuation

Due to the absence of a public trading market for our common stock, it is necessary to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations using the BSM option pricing model. The fair value of the common stock underlying our stock-based awards was assessed on each grant date by our board of directors. All options to purchase shares of our common stock have been granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant.

For stock option grants our board of directors considered various objective and subjective factors to determine the fair value of our common stock, including: external market conditions affecting the biopharmaceutical industry, trends within the biopharmaceutical industry, the superior rights and preferences of the junior and senior preferred stock relative to our common stock at the time of each grant, our results of operations and financial position, status of our research and development efforts, our stage of development and business strategy, the lack of an active public market for our common stock and our junior and senior preferred stock, and the likelihood of achieving a liquidity event such as an initial public offering (IPO), or sale of our company in light of prevailing market conditions.

April 2012 Grants

Our board of directors determined that no internal or external value generating factors had occurred since the February 3, 2012 closing of the junior preferred stock financing; as such, our board of directors utilized the junior preferred stock issuance price of $0.43 per share as the basis for establishing the exercise price of our April 2012 grants.

September 2012 Grant

On September 25, 2012, we completed the first tranche closing of our senior preferred stock financing. At this time our board of directors determined that other than the senior preferred stock financing no additional internal or external value generating factors had occurred and, therefore, established the exercise price of the September 26, 2012 grants at $8.00 per share, the issuance price of the senior preferred stock.

December 2012 Grant

Our board of directors determined that no internal or external value generating factors had occurred between September 25, 2012 and December 7, 2012; as such, our board of directors determined that the exercise price of the December grants was $8.00.

March, May, June, and July 2013 Grants

During 2013, we completed three additional tranche closings of our senior preferred stock at $8.00 per share and our investors increased their total purchase commitments by $22.7 million to approximately $108.8 million. At the time of each of the 2013 grants, our board of directors determined that these events did not increase the fair value of our common stock beyond that of our senior preferred stock and, therefore, determined the exercise price of the March, May, June, and July 2013 grants was $8.00 per share.

The following table summarizes, by grant date, the number of stock options granted since January 1, 2012 and the associated per share exercise price for each grant:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share
April 1, 2012	655,043	$0.43
April 25, 2012	60,695	0.43
September 26, 2012	1,535,463	8.00
December 7, 2012	87,448	8.00
March 4, 2013	121,854	8.00
May 13, 2013	262,343	8.00
June 30, 2013	133,222	8.00
July 15, 2013	50,175	8.00

As discussed below, the common stock fair value per share for the April 1 and April 25, 2012 grants was $0.43, for the September 26 and December 7, 2012 grants was $1.17, for the March 4, 2013 grant was $6.85, and for the May 13, June 30, and July 15, 2013 grants was $6.82. The intrinsic value of all outstanding options as of                     , 2013, based on an IPO price per share of $                     , the mid-point of the price range set forth on the cover page of this prospectus, of which approximately $                      and $                      related to vested and unvested options, respectively.

In connection with the preparation of the consolidated financial statements, we determined the estimated fair value of our common stock as of December 31, 2012, March 31, 2013, and June 30, 2013 using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as

Compensation, or the AICPA Practice Guide. Many objective and subjective factors, along with significant judgment by our board of directors, were utilized to determine the fair value of our common stock. The key factors primarily consisted of:

•	the prices at which we sold shares of preferred stock;

•	the superior rights, privileges and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the lack of an active public market for our common and our preferred stock;

•	the stage of clinical development of our ELAD system;

•	the financial forecasts utilized to determine future cash balances and expected near-term and long-term capital requirements;

•	the selection of appropriate market comparable transactions;

•	an assessment of current financing and biopharmaceutical industry environments,

•	the probability and timing of various possible liquidity events;

•	the estimated weighted-average cost of capital; and

•	the discount for lack of marketability of our common stock.

There is inherent uncertainty in these estimates and if we had made different assumptions that those described above, the fair value of the underlying common stock and amount of our stock-based compensation expense, net loss and net loss per share amounts would have differed.

December 31, 2012 Valuation Analysis

During the first quarter of 2013, we commenced an analysis to determine the enterprise value of our company and the fair value of our common stock as of December 31, 2012, which utilized an Option Pricing Model, or OPM. OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that any such forecast would be highly speculative, or there is a substantially contemporaneous sale of stock to a third party. OPM treats common stock and convertible preferred stock as call options on the enterprise value, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference to be received by holders of our redeemable convertible preferred stock at the time of a liquidity event, such as a merger, sale or IPO, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. OPM uses the BSM option pricing model to price the call option.

The OPM considered the relative rights and preferences of the various securities, including the seniority of the liquidation preferences for preferred equity, and the potential for dilution caused by the conversion of the preferred equity. Additionally, our preferred stockholders have various rights that give them greater control and influence over future liquidity, financing and other decisions relating to our company than the holders of our common stock. The OPM applied a percentage of participation for each class of shares for each valuation interval based on BSM option pricing models, and a 25.4% discount for lack of marketability was applied for the common stockholders. The resulting implied per share value of our common stock was $1.17 per share as of December 31, 2012, which was utilized to determine the BSM fair value for the purpose of calculating stock-based compensation expense related to the options granted in September and December 2012 at an exercise price of $8.00 per share.

Due to our management’s and board of directors’ decision to pursue an IPO, coupled with our belief that we could reasonably estimate the form and timing of potential liquidity events we utilized a Probability Weighted Expected Return Method, PWERM, for our March 31 and June 30, 2013 valuations. Under this method, the fair value of our common stock is estimated based upon an analysis of future values assuming various outcomes. The value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to us as well as the rights of each share class. The possible outcomes considered are based upon an analysis of future scenarios as described below:

•	completion of an initial public offering;

•	sale to a strategic acquirer;

•	continuation as a private company with subsequent liquidation event; and

•	dissolution.

Critical assumptions required to perform the PWERM include the following:

•	Scenarios: Expected future events were identified.

•	Scenario probabilities: Estimates of the probability of occurrence of each event were identified.

•	Valuation: Expected future values under each scenario were estimated.

•	Timing: Expected timing to the event under each scenario were estimated.

•	Risk adjusted discount rates: Risk-adjusted discount rates were selected for each equity class based on the rights and preferences of each equity class and market data.

•	Discounts: Appropriate minority or marketability discounts, if any, required to estimate the per share value of the various equity classes were determined.

In determining the value of our common stock at each grant date, we assumed that the redeemable convertible preferred stock then outstanding would be converted into common stock. In allocating value to our common stock in the merger or sale scenario, we first allocated to our outstanding shares of redeemable convertible preferred stock the greater of the liquidation preference of the redeemable convertible preferred stock and the amount that would have been payable had all such shares of redeemable convertible preferred stock been converted to common stock.

March 31, 2013 Valuation Analysis

Our analysis considered the following probability-weighted scenarios:

Scenario	Weight
IPO by December 31, 2013	25%
Sale by December 31, 2013	20%
Private company	30%
Dissolution	25%

A 13% discount for lack of marketability was applied for common stockholders. This resulting implied fair value of $6.85 per share was utilized to determine the BSM fair value for the purpose of calculating stock-based compensation expense related to the options granted in March 2013 at an exercise price of $8.00 per share.

June 30, 2013 Valuation Analysis

Our analysis considered the following probability-weighted scenarios:

Scenario	Weight
IPO by November 15, 2013	35%
Sale by November 15, 2013	10%
Private company	30%
Dissolution	25%

A 9% discount for lack of marketability was applied for common stockholders. This resulting implied fair value of $6.82 per share was utilized to determine the BSM fair value for the purpose of calculating stock-based compensation expense related to the options granted in May, June, and July 2013 at an exercise price of $8.00 per share. The decrease in fair value of our common stock from March 31, 2013, was primarily due to dilution from the issuance of substantially more shares of our redeemable convertible senior preferred stock during the second quarter of 2013 that have superior liquidation rights.

Upon completion of the valuations of the estimated fair value of our common stock, we concluded that the fair value of our common stock was below the exercise price of options granted during 2012 and quarterly in 2013.

Income Taxes

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred income taxes related to temporary differences between the basis of certain assets and liabilities for financial statement purposes and for income tax reporting purposes. Deferred taxes are determined based on the difference between the financial statement value and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Based on our analysis of both positive and negative factors, we have determined that it is more likely than not that we will not be able to realize our deferred tax assets, and therefore we have recorded a full valuation allowance against our deferred tax assets. Our analysis included an assessment of our past profitability and our future projections of forecasted revenue and expense levels.

As of December 31, 2012, we had federal and state net operating losses, or NOLs, of approximately $8.6 million and $8.8 million, respectively, which begin to expire in 2023 and 2013, respectively, for federal and state tax purposes.

Under Section 382 of the Internal Revenue Code, or the Code, substantial changes in our ownership may limit the amount of net NOLs that could be utilized annually in the future to offset taxable income, if any. Specifically, this limitation may arise in the event of a cumulative change in ownership of our company of more than 50% within a three-year period as determined under the Code, which we refer to as an ownership change. Any such annual limitation may significantly reduce the utilization of these NOLs before they expire. We believe that a change in ownership, as defined in Section 382, occurred in February 2012. As a result, the deferred tax asset associated with our federal and state net operating loss carryovers and federal research credits has been reduced based on the 382 limitations. The amount of the reduction in our deferred tax assets is based on the estimated amount of the net operating loss carryover and federal research credits we believe cannot be used based on the estimated amount of our Section 382 annual limitation. As of December 31, 2012, we have reduced our deferred tax assets by $27.7 million and have estimated that approximately $60.0 million and $61.7 million of our federal and states net operating losses cannot be used in future years as a result of this change in ownership. Additionally, we have estimated that approximately $2.2 million and $1.6 million of our federal and state research credits carryover cannot be used in future years. Exact computations of limitations under Section 382 have not been completed, but the amounts reflect our best estimate of limitations and net operating losses and credits available in future years. We have not determined if other changes under Section 382 subsequent to the 2012 estimated change date have occurred. We expect the issuance of common stock in this offering, together with the issuance of common stock in any other transactions involving our common stock, may result in an additional ownership change, which could further limit the amount of the NOLs we may use to offset future taxable income, if any.

Results of Operations

Comparison of Six Months Ended June 30, 2012 and 2013

The $6.5 million increase in research and development expense during the six months ended June 30, 2013 as compared to the six months ended June 30, 2012 was primarily attributable to increases of:

•	$2.5 million in employee and consultant salaries and wages, stock-based compensation, and other compensation related costs due to increased headcount to support our operations;

•	$2.1 million in fees paid to CROs, clinical sites, and other costs related to the commencement of our Phase 3 clinical trial activities;

•	$1.2 million in manufacturing supplies and related costs to support the clinical trial activities;

•	$338,000 in third-party consulting expenses to support the clinical trial activities;

•	$256,000 in travel expenses related to the increase in headcount and clinical trial activities; and

•	$125,000 of allocated facilities costs, including depreciation and lease expenses, to support the increase in headcount and clinical trial activities.

The $1.8 million increase in general and administrative expense during the six months ended June 30, 2013 as compared to the six months ended June 30, 2012 was primarily attributable to increases of:

•	$797,000 in employee and consultant salaries and wages, stock-based compensation, and other compensation related expenses due to increased headcount to support our operations;

•	$366,000 of third-party consulting expenses related to executive and board member recruitment;

•	$504,000 of audit and related expenses due to our increased operations;

•	$387,000 of third-party consulting expenses to support our increased operations;

•	$222,000 in travel expenses related to the increase in headcount; and

•	$120,000 in allocated facilities costs, including depreciation and lease expenses, related to our increases in headcount.

The above increases in general and administrative expense were partially offset by a decrease of $600,000 related to a termination fee for a potential equity raising transaction agreement in the prior year and a decrease of $111,000 in legal fees and insurance.

The $180,000 decrease in the revaluation of preferred stock warrants was attributable to the final valuation adjustment of our preferred stock warrant liabilities in 2012, as these warrants were converted to common stock warrants in connection with the junior preferred stock offering in February 2012.

The $3.5 million revaluation loss in future purchase rights liabilities for the six months ended June 30, 2013 is a result of adjustments to the estimated fair value of future purchase rights liabilities associated with our Senior Preferred Stock financing and is primarily due to an increase in our underlying enterprise value. We initially recorded these future purchase rights liabilities at their estimated fair value at the date of issuance with subsequent adjustments to reflect the decrease or increase in estimated fair value recorded at each reporting period end. The future purchase rights liabilities issued in our senior preferred stock financing were remeasured at their estimated fair value as of June 30, 2013 using a binomial lattice model.

Comparison of Years Ended December 31, 2011 and 2012

The $418,000 decrease in research and development expense during the year ended December 31, 2012 as compared to the year ended December 31, 2011 was primarily attributable to decreases of:

•	$485,000 in salaries and wages, stock-based compensation, and other compensation related costs;

•	$286,000 in third-party consulting costs due to reduced headcount and clinical trial activity as we investigated financing opportunities;

•	$222,000 of allocated facilities costs, including depreciation and lease expenses, attributable to reduced maintenance and capital expenditures;

•	$12,000 in legal and insurance costs;

The above decreases in research and development expense were partially offset by increases of:

•	$461,000 of fees paid to CROs, clinical sites, and other costs related to winding down our Phase 2 clinical trial activities and starting work on the Phase 3 clinical trials; and

•	$126,000 in travel costs to support our clinical trial activities.

The $1.4 million increase in general and administrative expense during the year ended December 31, 2012 as compared to the year ended December 31, 2011 was primarily attributable to:

•	an increase of $600,000 related to a termination fee for a potential equity raising transaction agreement;

•	an increase of $429,000 in third-party consulting expenses related to executive and board member recruitment and marketing;

•	an increase of $359,000 in legal expenses;

•	an increase of $144,000 increase in salaries and wages, stock-based compensation, and other compensation related expenses due to increased headcount to support our operations;

•	an increase of $138,000 in audit and related expenses;

•	an increase of $74,000 in computer and equipment costs, including depreciation, related to our increases in headcount;

The above increases in general and administrative expense were partially offset by decreases of:

•	$264,000 in travel expenses; and

•	$61,000 in clinical site costs.

The $8.8 million decrease in interest expense for 2012 as compared to 2011 was primarily attributable to recognizing the fair value of preferred stock warrants issued in connection with the conversion of loans into Series D Preferred Stock, which was recorded as interest expense in 2011.

The $11.8 million decrease in revaluation of preferred stock warrant liabilities was attributable to the decrease of the underlying fair value of our warrants recorded as liabilities in 2011. A final valuation adjustment was recognized for these preferred stock warrants prior to their conversion to common stock warrants in conjunction with the junior preferred stock offering in February 2012.

The $3.1 million revaluation gain in future purchase rights liabilities for the year ended December 31, 2012 is a result of adjustments to the estimated fair value of future purchase rights liabilities associated with our senior preferred stock financing and is primarily due to changes in our underlying enterprise value. We initially recorded these future purchase rights liabilities at their estimated fair value at the date of issuance with subsequent adjustments to reflect the decrease or increase in estimated fair value recorded at each reporting period end. The future purchase rights liabilities issued in our senior preferred stock financing were remeasured at their estimated fair value as of December 31, 2012 using a binomial lattice model.

Liquidity and Capital Resources

To date, we have not generated significant revenues attributable to ELAD. We have a history of incurring losses and negative cash flows from operations and, as of June 30, 2013, we had a deficit accumulated during the development stage of $86.0 million. We anticipate that we will continue to incur increasing losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may seek to obtain through a combination of equity offerings, debt financings, government or other third-party financing, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

Since our inception through June 30, 2013, we have funded our operations principally with $121.9 million, net of issuance costs, from the issuance of convertible notes, preferred stock, common stock, and warrants. As of June 30, 2013, we had cash, cash equivalents and short-term investments of approximately $41.4 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with an intent to liquidity and capital preservation. Currently, our funds are held in cash, money market funds and U.S. government treasuries.

The following table shows a summary of our cash flows for each of the two years ended December 31, 2011 and 2012 and for the six month periods ended June 30, 2012 and 2013:

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(in thousands)
			(unaudited)
Cash (used in) provided by:
Operating activities	$(7,831)	$(9,244)	$(3,682)	$(10,409)
Investing activities	(18)	(14,588)	(420)	8,156
Financing activities	8,253	27,501	5,054	34,213

Net cash used in operating activities

During the six months ended June 30, 2013, operating activities used $10.4 million of cash. The use of cash primarily related to our net loss of $15.5 million, partially offset by $4.1 million of noncash charges related to the revaluation of future purchase rights, depreciation, and stock-based compensation and $965,000 of net changes in our operating assets and liabilities. Net cash provided by changes in our operating assets and liabilities during the six months ended June 30, 2013 consisted primarily of an increase of $1.4 million in accounts payable and accrued liabilities, due primarily to the timing of payments made by us to vendors, partially offset by an increase of $198,000 related to a lease deposit, $154,000 of prepaid clinical costs, and $102,000 related to other prepaid expenses.

During the six months ended June 30, 2012, operating activities used $3.7 million of cash. The use of cash primarily related to our net loss of $3.6 million and adjustments to net loss of $180,000 due to the noncash revaluation of preferred stock warrant liabilities, partially offset by $464,000 of net changes in our operating assets and liabilities and $530,000 of noncash charges related to depreciation, stock-based compensation, and noncash interest expense. Net cash provided by changes in our operating assets and liabilities during the six months ended June 30, 2012 consisted primarily of a decrease of $33,000 in accounts payable and accrued liabilities, due primarily to the timing of payments made by us to vendors, and an increase of $431,000 due primarily to the timing of prepaid legal expenses.

Net operating cash used in the year ended December 31, 2012 was $9.2 million. The use of cash during 2012 primarily related to our net loss of $6.7 million, $473,000 of net changes in our operating assets and liabilities, and adjustments to net loss of $180,000 due to the noncash revaluation of preferred stock warrant liabilities, partially offset by $1.2 million of noncash charges related to depreciation, interest, and stock-based compensation. Net cash used by changes in our operating assets and liabilities consisted primarily of a decrease of $231,000 in accounts payable and accrued liabilities, due primarily to the timing of payments made by us to vendors, and an increase in prepaid expenses of $242,000 due primarily to increases in prepaid clinical costs of $54,000 and $188,000 related to other items.

Net operating cash used in the year ended December 31, 2011 was $7.8 million. The use of cash during 2011 primarily related to our net loss of $5.9 million, $12.0 million related to the noncash revaluation of preferred stock warrant liabilities, and $104,000 related to net changes in our operating assets and liabilities, partially offset by $9.1 million in noncash interest expense and $997,000 of noncash charges related to depreciation and stock-based compensation. Net cash used by changes in our operating assets and liabilities consisted primarily of an decrease of $171,000 in accounts payable and accrued liabilities, due primarily to the timing of payments made by us to vendors, and a decrease of $67,000 in other current assets and prepaid expenses, due primarily to timing of operations.

Net cash (used in) provided by investing activities

During the six months ended June 30, 2013, investing activities provided $8.2 million of cash, primarily related to sales of short-term investments of $12.0 million, partially offset by $3.0 million of purchases of short-term investments, $558,000 in purchases of capital equipment, and $286,000 related to the changes in restricted cash requirements associated with our clinical trial obligations and potential corporate wind-down and employee related expenses.

During the six months ended June 30, 2012 our investing activities used $420,000 of cash related to $368,000 in changes in restricted cash requirements associated with potential corporate wind-down and employee related expenses and $52,000 in purchases of capital equipment.

During the year ended December 31, 2012, investing activities used $14.6 million of cash related to the purchase of $14.0 million in short-term investments, $261,000 of cash related to the purchases of capital equipment, and $355,000 related to changes in restricted cash requirements associated with our clinical trial obligations and potential corporate wind-down and employee related expenses.

During the year ended December 31, 2011, total cash of $18,000 used in investing activities related to purchases of capital equipment.

Net cash provided by financing activities

During the six months ended June 30, 2013, financing activities provided $34.2 million of cash, net of offering costs, primarily related to the sale of additional senior preferred stock. During the six months ended June 30, 2012, financing activities provided $5.1 million of cash, which was comprised of $3.7 million of proceeds from term loans and convertible debt, net of payments and issuance costs, and $1.3 million of proceeds from sale of our junior preferred stock, net issuance costs.

During the year ended December 31, 2012, financing activities provided $27.5 million of cash, compared to $8.3 million during the year ended December 31, 2011. The increase of cash during 2012 primarily related to the sale of senior preferred stock for $21.1 million, net of offering costs, and proceeds of $6.9 million from a loan that converted to senior preferred stock during 2012. These increases were partially offset by principal payments of $533,000 on our debt. Our 2011 financing activities included the placement of $2.9 million in convertible debt, net of offering costs, and the sale of $6.0 million of Series D preferred stock, net of offering costs. Partially offsetting these receipts of funds was the use of $572,000 related to the payments on our loan. The promissory notes plus accrued interest were converted into Series D preferred stock during 2011.

Funding Requirements

We have not completed development of our first product candidate, ELAD. We expect to continue to incur significant expenses and increasing operating losses for at least the next few years.

As of June 30, 2013, we had $41.4 million in cash, cash equivalents, and short-term investments. We believe that our existing cash, cash equivalents, and short-term investments as of June 30, 2013, along with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the number and characteristics of the future product candidates we pursue;

•	the scope, progress, results and costs of researching and developing any of our future product candidates on our own, and conducting preclinical research and clinical trials;

•	the cost of commercialization activities, if any, of any future product candidates we develop independently that are approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing our future product candidates and any products we successfully commercialize independently;

•	our ability to maintain existing collaborations and to establish new collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the costs involved with being a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patents, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or royalties on our current and our future product candidates, if any.

Contractual Obligations and Commitments

Our most significant clinical trial expenditures are to investigative sites and to CROs. The agreements are cancellable by either party at any time upon written notice, but obligate us to reimburse the providers for any time or costs incurred through date or termination, with notice, at our option and do not have any cancellation penalties. These items are not included in the table below. We lease office and manufacturing space in San Diego, California. The following table summarizes our contractual obligations at December 31, 2012 and the effect such obligations are expected to have on our cash flow in future periods:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations(1)	$1,676	$449	$692	$535	$—

Total contractual obligations	$1,676	$449	$692	$535	$—

(1)	In May 2013, we entered into a lease for office space that expires in July 2017. Minimum future annual obligations under this lease total $1.9 million, which is not included in the table above.

As of December 31, 2012, we had existing purchase commitments for future minimum payments of $250,000, exclusive of prepayments totaling $40,000, with raw material vendors for materials that will be manufactured and utilized on an as needed basis. These items are not included in the table above due to the uncertainty of timing of the utilization. During the years ended December 31, 2011 and 2012 and the six months ended June 30, 2012 and 2013 we purchased $170,000, $462,000, $88,000, and $295,000, respectively, of materials from these vendors.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

We had cash, cash equivalents, and short-term investments of $41.4 million at June 30, 2013, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates due to their short-term nature. Declines in interest rates, however, will reduce future investment income.

Foreign Currency Risk

To date, our international customer and vendor agreements have been denominated almost exclusively in U.S. dollars. Accordingly, we have limited exposure to foreign currency exchange rates and do not enter into foreign currency hedging transactions or derivative financial transactions. The functional currency of our foreign subsidiaries are the local currencies. Accordingly, the effects of exchange rate fluctuations on the net assets of these operations are accounted for as translation gains or losses in accumulated other comprehensive income within stockholders’ equity. We do not believe that a change of 10% in such foreign currency exchange rates would have a material impact on our financial position or results of operations.

Our balance sheet as of June 30, 2013, includes cash and cash equivalent balances of $116,000 denominated in renminbi and $0 denominated in U.S. dollars at our Chinese subsidiary, VTI China. The majority of VTI China’s operational activities are denominated and transacted in renminbi with the exception of intercompany investments and loans that are transacted in U.S. dollars. Exchange rate losses recognized for all periods presented were insignificant. We contract with clinical investor sites, CROs and consultants globally. We may be subject to fluctuations in foreign currency rates in connection with certain of these agreements. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. As of June 30, 2013 and December 31, 2012, substantially all of our total liabilities were denominated in the functional currency.

Effects of Inflation

We do not believe that inflation and changing prices had a significant impact on our results of operations for any periods presented herein.

Recently Issued and Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or the FASB issued Accounting Standard Update, or ASU, No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. Our adoption of this standard on January 1, 2012 did not have a material effect on its financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which provides companies with two options for presenting comprehensive income. Companies can present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB indefinitely deferred the requirement of the guidance to present reclassification adjustments of other comprehensive income by line item on the face of the applicable statement. However, all other requirements of the guidance are effective for us, and we adopted this guidance, effective January 1, 2012. As the guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption did not have an effect on our financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012. We adopted ASU 2013-02 as of January 1, 2013 and the adoption did not have a material impact on our financial condition or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward. If an NOL carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The new guidance is effective for fiscal years beginning after December 15, 2013 and earlier adoption is permitted. We are currently evaluating the impact of the new guidance; however, management does not believe it will have a material effect on our financial position or results of operations.

Internal Controls and Procedures

In connection with past audits of our financial statements, our independent registered public accounting firm identified and reported adjustments to management. Certain of these adjustments were deemed to be the result of internal control deficiencies that constitute material weaknesses in our internal control over financial reporting. If one or more material weaknesses persist or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

We have not maintained an effective control environment in that the design and execution of our controls was limited due to the lack of proper segregation of duties resulting from inadequate staffing levels, the ineffective review over financial transactions and the maintenance of our books and records. The lack of adequate staffing levels resulted in insufficient time spent on review and approval of certain information used to prepare our financial statements and the maintenance of effective controls to adequately monitor and review significant transactions for financial statement completeness and accuracy. Such examples include correct financial statement classification, the valuation of financing transactions entered into during the period, and maintenance of documentation in support of such transactions. These control deficiencies, although varying in severity, contributed to the material weaknesses in the control environment noted by our independent registered public accounting firm.

Although remediation efforts are still in progress, management is taking steps to address the causes of our audit adjustments and to improve our internal control over financial reporting, including the implementation of new accounting processes and control procedures and the identification of gaps in our skills base and expertise of the staff required to meet the financial reporting requirements of a public company. We have hired additional accounting personnel who are degreed accountants, which has enabled us to expedite our month-end close process, thereby facilitating the timely preparation of financial reports and strengthen our segregation of duties. During 2013, we may hire incremental qualified staff as part of a comprehensive review of our internal controls and formalization of our review and approval processes.

We may identify additional control deficiencies, which could give rise to significant deficiencies and other material weaknesses in addition to the material weaknesses previously identified.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by management over our internal control over financial reporting.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing or any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that its internal controls are designed and operating effectively, which could result in a loss of investor confidence in the accuracy and completeness of our financial reports. This could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied that our internal controls over financial reporting are designed and operating effectively to prevent or detect a material misstatement to the financial statements. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and/or hiring accounting or internal audit staff.

Off Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under Securities and Exchange Commission rules.

BUSINESS

Overview

We are a biopharmaceutical company focused on developing a cell-based therapy targeting the treatment of acute liver failure. Our product candidate, the ELAD System, or ELAD, is an extracorporeal bio-artificial liver therapy designed to allow the patient’s own liver to regenerate to a healthy state or to stabilize the patient until transplant. ELAD is the only bio-artificial liver containing immortal human liver cells to enter Phase 3 clinical trials. We designed ELAD to supplement key aspects of normal liver function to improve patient survival. We estimate that at least 30,000 patients annually in the United States experience forms of acute liver failure for which ELAD may be a life-saving therapy. Outside of liver transplant, which is severely limited by availability of organs and not available to many patients, the current standard-of-care for acute liver failure is primarily focused on the management of complications, does not restore lost liver function and is associated with a high rate of mortality. ELAD has received orphan designation in the United States and Europe for the treatment of acute liver failure.

We are currently initiating three Phase 3 clinical trials. In March 2013, we initiated VTI-208, a Phase 3 randomized, controlled clinical trial in 200 subjects with alcohol-induced liver decompensation, or AILD. In the second half of 2013, we intend to initiate a second Phase 3 randomized, controlled clinical trial, VTI-210, in 120 patients with acute alcoholic hepatitis, or AAH, which is a subset of AILD. Also in the second half of 2013, we intend to initiate VTI-212, a third Phase 3 randomized, controlled clinical trial in 126 subjects with fulminant hepatic failure, or FHF.

Based upon discussions with regulatory authorities, we believe that each of our three Phase 3 clinical trials, if successful from both a statistical and clinical standpoint, may support product registration on a stand-alone basis. Even if one of the trials is a statistical and clinical success, a second confirmatory clinical trial that substantiates positive results may be necessary to support a BLA. We designed VTI-208 with input from the Food and Drug Administration, or the FDA, to support product registration in the United States. Similarly, we designed VTI-210 with the input from the EMA to support product registration in Europe. We believe that VTI-212 could support product registration in both the United States and Europe. We currently anticipate the receipt of Phase 3 clinical trial data from these trials beginning in 2015. In the event that more than one clinical trial is deemed necessary for regulatory approval, we plan to incorporate data from several of these trials into our submission.

ELAD consists of a reusable bedside unit attached to four disposable cartridges. The four ELAD cartridges collectively contain 440 grams, or approximately one pound, of immortal human C3A cells from our proprietary cell bank. These cells have been shown to retain many key synthetic and metabolic processes of normal human hepatocytes, the primary functional cell of the liver. We employ proprietary methods to manufacture large quantities of these cells consistently and cost-effectively.

During ELAD therapy, blood plasma is drawn from the patient through a central venous line and then passes into the cartridges via our bedside unit. This bedside unit is based on a cardio-pulmonary bypass machine, which we have configured for ELAD therapy. This bedside unit is attached to the cartridges where the patient’s blood plasma is treated by our C3A cells before being returned to the patient. Therapy is expected to consist of a single session of continuous allogeneic cellular therapy lasting between three and ten days. As the treatment with our C3A cells is not patient-specific, we avoid the costly logistical and production challenges typically associated with autologous cellular therapies.

ELAD has shown trends indicating the potential to increase survival rates in acute liver failure. To date, more than 150 subjects have been treated with ELAD, including earlier iterations of the ELAD system, in seven clinical trials and through a compassionate use program. Data from a 68 subject randomized, controlled clinical trial performed at two hospital centers in Beijing, China showed a statistically significant difference in 28 day and 56 day transplant-free survival rates in the ELAD treated group compared with the control group using the pre-defined logrank test, a statistical test that compares the survival distributions of the two study groups. This technique is widely used in clinical trials to document the efficacy of a new treatment compared to a control treatment when the measurement is the time to event (such as the time from initial treatment to death, or to a liver transplant. Data from a subset comprising the first 49 subjects in this clinical trial revealed a statistically significant difference in 84 day survival using the more sensitive analytical technique, the Wilcoxon rank-sum test. This test is another statistical method used in the analysis of clinical trial data that compares two populations, for example, in respect to their survival times. Additionally, subsets of data from other Phase 1 and Phase 2 clinical trials showed a trend indicating that ELAD may increase survival rates.

Early ELAD clinical trials carried out prior to the current pivotal trial program were pilot in nature and designed to identify patient populations and the clinical trial design that were appropriate and necessary to pursue in pivotal clinical studies to support regulatory approval in the United States, Europe, and Australia. To date, none of these trials has been adequately powered to demonstrate significant increased survival, although they demonstrated trends towards increased survival. For each of the Phase 3 clinical trials either currently underway or planned to be initiated in 2013 to demonstrate efficacy, a statistical plan has been generated, and the studies have been powered with a sufficient number of subjects that, should the survival benefits be consistent with those from prior smaller studies, the sample size will be adequate to prove efficacy within statistical criteria traditionally acceptable to the FDA. We have also designed these studies with guidance from the FDA and with the intent of minimizing bias, to the extent possible, in an open label study design. These plans have been shared with the FDA.

Other artificial liver devices to reach late-stage clinical trials have been either acellular or contained pig cells. We believe that human liver cells are necessary to allow an artificial liver to replicate key aspects of the intricate biology of normal human liver function.

If our marketing applications are approved, we intend to commercialize ELAD in the United States, Europe, and Australia with a targeted sales force. We intend to opportunistically pursue markets outside the United States, Europe, and Australia either through direct sales or collaborations. We also believe that ELAD may have potential use for viral hepatitis, liver resection support and liver transplant support, although we have generated limited clinical data to support certain indications.

We own exclusive worldwide commercial rights to ELAD free of royalties. Our rights include the ownership of granted patents which we believe cover ELAD in the United States, Australia, Canada, Indonesia, Israel, Japan, Mexico, New Zealand, Singapore, South Africa, South Korea and Taiwan, as well as pending applications in Europe, Brazil, China, India, and the Philippines. Our key U.S. patent, which claims a method of using C3A cells to treat a patient’s blood, is set to expire in April 2027 unless extended further. In addition, if approved, ELAD will be eligible for 12 years of data exclusivity in the United States under the Biologics Price Competition and Innovation Act of 2012. Finally, orphan designation provides market exclusivity for seven years in the United States and ten years in Europe upon regulatory approval.

Our Strategy

Our goal is to become the leading biopharmaceutical company developing and marketing cell-based therapies targeting the treatment of acute liver failure. Key elements of our strategy to achieve this goal are:

•

Complete ELAD’s clinical development in acute liver failure.    In March 2013, we began enrollment in VTI-208 for AILD and we expect to begin enrollment in VTI-210 for AAH and VTI-212 for FHF later this year. We anticipate receiving data from these Phase 3 trials in acute liver failure beginning in 2015.

•

Obtain regulatory approval for ELAD in the United States, in Europe, and Australia.    If our VTI-208 and/or VTI-210 Phase 3 clinical trials are statistically and clinically successful, we plan to submit a BLA to the FDA and a Marketing Authorization Application, or an MAA, to the European Medicines Agency, or EMA, in 2015 for the indications of AILD and AAH, respectively. If VTI-212 is statistically and clinically successful, we plan to submit filings to the FDA and EMA in 2016 for approval in FHF.

•

Maximize the commercial potential of ELAD in the United States, Europe, and Australia.    If approved, we intend to directly commercialize ELAD in the United States, Europe, and Australia with a targeted sales force focusing on transplant and hepatology centers. We believe that we can price ELAD in a range consistent with other currently marketed life saving therapies, such as left ventricular assist devices, orphan biologic medications for hereditary metabolic diseases, and monoclonal antibody medications for cancer.

•

Opportunistically explore commercial opportunities for ELAD in other international markets.    We have completed a trial for ELAD that is considered pivotal in China. The study predominantly enrolled subjects with viral hepatitis, and our application for marketing approval, filed in 2007, is still under review. However, we do not currently anticipate receiving approval in China prior to our receipt of FDA approval, if any, in the United States. We plan to address the commercial opportunity in China following approval in the United States and Europe. We also plan to evaluate the commercial opportunities in Japan, India, other Asian markets, the Middle East, Brazil and Africa.

•

Pursue development of ELAD in additional indications.    If ELAD is approved for use in treating AILD, AAH or FHF, we anticipate pursuing ELAD’s clinical development in viral hepatitis, liver transplant support and liver resection support.

Our ELAD Product Candidate

ELAD is a Phase 3 investigational extracorporeal bio-artificial liver therapy designed to supplement hepatic function in order to improve survival rates among patients with acute liver failure. ELAD consists of a re-usable bedside unit attached to four disposable cartridges, which collectively contain thousands of hollow fibers and approximately one pound of immortal human C3A cells from our proprietary cell bank.

The below figure is a schematic of ELAD:

During ELAD therapy, blood is drawn from the patient via a central venous line and then passes into the bedside unit where plasma ultrafiltrate is isolated by an ultrafiltrate generator. The patient’s plasma ultrafiltrate then passes into the four cartridges where it contacts our C3A cells after passing through fibers which allow appropriate two-way transfer of toxins, metabolites and nutrients, mimicking liver function. The fibers, made of a semi-permeable membrane, permit passage from our C3A cells to the patient’s plasma ultrafiltrate of macromolecules. At the same time, these fibers permit the passage of toxins such as ammonia and bilirubin and nutrients such as glucose and oxygen from the plasma ultrafiltrate to our C3A cells. Heparin, a widely-available anti-coagulant drug, is administered during ELAD therapy in some patients to prevent blood-clotting in the ultrafiltrate cartridge.

Treated plasma ultrafiltrate is then filtered, reconstituted with blood cells and returned to the patient via the central venous line. Meanwhile, the bedside unit monitors and adjusts glucose and oxygen concentrations in the plasma ultrafiltrate as well as temperature in order to maintain the cells’ viability. Therapy is expected to consist of a single session of continuous treatment lasting between three and ten days, as determined by the treating physician.

Our Proprietary C3A Cell Bank

The key to the performance of ELAD is our C3A cell bank. The bank contains immortal human liver cells that can be grown in almost unlimited quantities, stored and shipped worldwide. These properties enable continuous patient treatment for ten days or more often without changing the cartridges. Moreover, the immortal C3A cells mimic certain functions of human liver cells and have been shown to retain many of the specific metabolic processes and pathways of hepatocytes. These functions include an active P450 enzyme system as well as the production of liver specific proteins such as albumin, anti-thrombin III, alpha-fetoprotein, C3 complement, Factor V, transferrin, alpha-1-antichymotrypsin and alpha-1-antitrypsin.

Past attempts to develop a liver assist product based on human hepatocytes faced two problems: human hepatocytes could not be expanded in the large quantities needed for a commercial product and the cells lost their hepatocyte functions in a short time. This meant that products based on human hepatocytes were not scalable and could not provide the prolonged treatment necessary for liver support. In the late 1980’s, scientists at Baylor College of Medicine in Houston set out to develop a human hepatocyte cell line that could be grown in commercial quantities, ceased cell division on filling space available, retained key hepatocyte functions and survived therapy in human blood. Baylor entered into a cooperative program with The Wistar Institute to develop a new cell line. The parties recognized that the cell properties they sought would likely be found in a tumor cell and worked with the HepG2 cell line derived from a human hepatoblastoma, a mildly metastatic human liver tumor taken from a young person. This cell line was not homogeneous and they searched for a clone of HepG2, which displayed the properties they sought. The C3A cell satisfied most of the criteria that they had specified and they began work with C3A cells in a specially designed bedside delivery system.

The C3A cell line has been studied by independent investigators who have confirmed its hepatocyte properties, such as the presence of a functional cytochrome P450 toxin-processing enzyme system and the production of many liver-specific proteins. However, the C3A cell line does not entirely mimic the behavior of primary hepatocytes. For instance, it does not process ammonia as well as primary hepatocytes do and C3A produces large amounts of alpha-fetoprotein, or AFP. We believe these issues are manageable since excess ammonia can be removed by dialysis if needed, and AFP is a non-toxic fetal analogue of albumin.

We have customized the now-publicly available C3A cell line which we originally acquired from Baylor to create a proprietary C3A cell bank for use in ELAD, which we culture and expand through proprietary techniques. This cell bank represents a well-characterized stock of original cells that have been subjected to rigorous testing for viruses, pathogens and other contaminants in order to allow them to be used in humans. This bank contains enough cells to enable our clinical development and commercialization. We own this C3A cell bank exclusively and on a royalty-free basis. In addition, we have developed proprietary methods for growing, storing and optimizing the function of these cells.

ELAD therapy is not patient specific and our C3A cells, which are derived from a single source, are used to treat all patients. This process is known as allogeneic cellular therapy. In contrast, autologous cellular therapy uses a patient’s own cells, which are manipulated in individual production batches, and is a costly and complex process. As a result, the production and logistics of treatment with our C3A cells does not face the challenges commonly associated with autologous cellular therapies.

Our proprietary C3A cell bank is stored in three separate locations around the world for security purposes and is used as the basis for growing approximately one pound of cells needed for each patient at our production facility in San Diego.

Differentiating Factors of ELAD

Unlike other potential therapies developed for acute liver failure in the past, we believe ELAD holds a unique combination of attributes:

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Biologically active.    ELAD is a biologically active system that is designed to replicate many liver functions. The functional unit of the liver, the hepatocyte, is thought to be responsible for 500 or more biologic processes necessary for human life. Moreover, many processes of the liver occur at ever-fluctuating rates in continuing response to the liver’s constantly changing biologic environment. As a result, we believe that an acellular solution to liver failure is unlikely to effectively replace lost liver function. We believe that a cellular approach, capable of replicating key biologic processes performed by a human hepatocyte, is best able to provide the requisite flexibility and breadth of function to sufficiently supplement liver function and improve survival in patients with acute liver failure.

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Human cellular therapy.    ELAD is based on human cells which confer a considerable advantage over animal cell therapies. Given the widespread availability of animal tissues, much work has been done on the use of animal liver cells, often derived from pigs, to treat humans with liver failure. While immunological risk is always present in cellular therapy, the use of non-human animal tissues presents greater immunological risk compared to human cellular therapy. Humans possess naturally occurring antibodies that react with antigens on porcine cell surfaces. These antibodies can mount an immediate attack in the presence of porcine cells, causing these cells to rapidly lose function and die. Moreover, repeated treatments with a porcine cell may cause subsequent immune responses to become increasingly severe. The infusion of porcine enzymes into a patient’s blood stream also poses immunologic risk. We are not aware of any FDA-approved non-human animal-based cellular therapy for use in patients.

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Immortal C3A cells.    Our C3A cells used in ELAD are derived from a human hepatoblastoma and are immortal. The cells retain many key functions of normal hepatocytes and they can be expanded and can survive a session of ELAD therapy often without needing to be replaced during treatment. Hepatocytes are the main cell in the liver and deteriorate rapidly when removed from the body. Hepatocytes cannot be grown outside the body as they de-differentiate and die in a short period of time. They cannot be expanded and therefore are not suitable for a liver assist device which requires large amounts of hepatocytes.

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Commercially scalable.    We have developed a scalable production process to grow our C3A cell line in our production facility in San Diego. Each patient set of four cartridges contains a total of about one pound of cells and is grown in a production process that takes about six weeks. The process is very carefully controlled and is performed under ultra clean conditions to avoid contamination in our cGMP compliant production plant. The process is scalable by modular units.

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Minimal manipulation needed by site.    ELAD is an allogeneic cellular therapy designed for scalable production and administration. Prior to shipment, ELAD cartridges are put into a dormant state and have up to 60 hours to be administered. When the hospital receives the cartridges, they are unpacked by our ELAD specialists on site, placed on the bedside unit, flushed with saline and are ready to proceed with the patient therapy. Since our C3A cells are immortal, they can remain alive for the duration of anticipated patient therapy often without the need for replacement, enhancing ease-of-use and reducing cost-of-goods.

Liver Failure

The liver performs a wide variety of vital life functions including metabolic, regulatory, detoxification and synthetic activities. The primary liver cell, the hepatocyte, is thought to be responsible for approximately 500 or more specific biologic processes. In addition, the liver also serves as a reservoir for immune cells which clear the blood of pathogens. As a result, the liver’s failure to perform its normal role can have devastating or fatal consequences. Causes of liver failure are numerous, and the condition is typically described in terms of rapidity of onset. The two main categories are acute liver failure and chronic liver failure.

Acute Liver Failure

Acute liver failure refers to the rapid onset of liver dysfunction in a patient without chronic liver disease. The most common early features include yellowing of the skin and eyes, mental status changes and bleeding. Acute liver failure may occur from a variety of causes such as acute flares of viral hepatitis, paracetamol or acetaminophen overdose, idiosyncratic drug reactions and excessive alcohol intake. Despite improvements in intensive care management, mortality continues to be unacceptably high. Most acute liver failure patients, except active drinkers of alcohol, are considered suitable for liver transplant. When acute liver failure occurs in the presence of underlying liver disease, the condition is sometimes referred to as acute-on-chronic liver failure. Specific forms of acute liver failure include AILD and FHF.

Alcohol-Induced Liver Decompensation

AILD is a life-threatening form of acute liver failure precipitated by the recent ingestion of alcohol. AILD can occur with or without chronic underlying liver disease and can manifest itself in several clinical patterns depending on the acute response of the liver to alcohol’s toxic effect. One common and well-recognized form of

AILD is AAH, which is characterized by inflammation and enlargement of the liver. Most subjects with AAH are thought to have some underlying chronic changes to the liver as a result of longer-term alcohol use, although these changes may be reversible on abstention.

A second form of AILD, which we refer to as non-AAH AILD, occurs in subjects with underlying stable chronic liver disease who suffer from an episode of acute liver failure due to excessive consumption of alcohol. Current standard-of-care for AILD is defined by the treating facility and typically includes the use of anti-inflammatory drugs, such as corticosteroids, and the treatment of secondary complications such as bleeding, kidney failure and hepatic coma and may include admission to an intensive care unit. Since abstinence from alcohol for six months is generally considered a pre-requisite for inclusion on a liver transplant list, organ transplantation is usually not available for these patients.

The Department of Health and Human Services in the United States estimates that for 2011 the number of hospital admissions related to AAH in the United States was approximately 99,000, with approximately 14,000 of these admissions identifying AAH as the primary diagnosis. In addition, approximately 300,000 hospital admissions occurred in 2011 related to alcoholic cirrhosis, alcohol liver damage not-otherwise-specified or alcoholic fatty liver, with approximately 50,000 hospital admissions identifying these conditions as primary diagnosis. We believe that a subset of these patients have a form of non-AAH AILD that may be treatable with ELAD. Incidence rates for both AAH and non-AAH AILD appear to be similar in Europe.

Fulminant Hepatic Failure

A second form of acute liver failure is FHF, a relatively rare condition characterized by a rapid deterioration of liver function with altered mental state and coagulopathy in individuals without known pre-existing liver disease. The most frequent causes include drug or toxin-induced liver injury, viral hepatitis, auto-immune disease and hypoperfusion. Two thousand cases of FHF are estimated to occur in the United States each year. The standard-of-care includes liver transplantation, although these patients tend to progress very rapidly and may succumb to their disease before a suitable organ is made available.

Chronic Liver Failure

Chronic liver failure refers to a gradual loss of liver function and is usually characterized by the presence of widespread cirrhosis, which refers to the replacement of normal liver tissue by fibrosis, scar tissue and regenerative nodules. As normal liver is destroyed, the organ gradually fails to perform its normal metabolic, regulatory and synthetic functions. Unfortunately, damage from cirrhosis cannot be reversed and consequent lost liver function can only be regained through transplantation.

Limitations of Currently Available Treatment Options for Acute Liver Failure

Given the liver’s complexity, there are no simple or widely effective medical solutions to acute liver failure. The only long-term cure for acute liver failure is surgical transplantation. In 2012, according to UNOS.org, fewer than 6,500 liver transplants were performed in the United States due to an insufficient number of available donor organs. There are approximately 16,000 patients currently on the transplant waiting list and approximately 1,500 patients die while waiting each year. Similarly, there are approximately 6,000 liver transplants performed per year in Europe. Outside of transplant, current therapy is defined by the treating facility and is mostly supportive and designed to manage the symptoms and complications associated with acute liver failure.

Pharmaceuticals

N-acetylcysteine is approved by the FDA for the prevention of acute liver injury following the ingestion of toxic amounts of acetaminophen. Other treatments, including steroids and pentoxifylline, are often used off-label to manage symptoms associated with acute liver failure. Despite the availability of these treatments, the short-term mortality rate for acute liver failure remains above approximately 40%. There are no known mechanisms for pharmacologically addressing liver failure specifically or restoring lost liver function.

Liver Support Devices

Clinical trials have been conducted in recent years involving two acellular liver support devices that filter toxic metabolites from the blood. In 2004, Gambro acquired the Molecular Adsorbents Recirculation System, or

MARS, a liver dialysis system. However, in 2010, a randomized, controlled clinical trial comparing MARS to standard-of-care among 189 subjects with AILD and other forms of liver failure failed to show any improvement in 28-day survival for patients treated with MARS. Likewise, in 2010 a similar liver support device, Prometheus, developed by Fresenius SE & Co. KGaA, also failed to show an improvement in either 28-day or 90-day survival in a randomized, controlled trial among 145 subjects with AILD and other forms of liver failure. MARS is currently approved as a device in the United States for use in hepatic encephalopathy, drug overdoses and poisoning cases. MARS and Prometheus are both commercialized in Europe under CE marks.

In 1999-2000, Circe Biomedical, Inc. ran a 171-subject randomized, controlled clinical trial in acute liver failure using a liver support device that incorporated live pig liver cells. However, the trial did not meet its 30-day survival endpoint.

Clinical Experience with ELAD in Acute Liver Failure

Prior to the initiation of our ongoing Phase 3 clinical trial program, over 150 subjects have received therapy with ELAD therapy, including earlier iterations of the ELAD system, at multiple clinical sites in the United States, Europe, Asia and the Middle East in six randomized, controlled, clinical trials, one single-arm trial and a compassionate-use program. In addition, a Phase 3 randomized, controlled clinical trial is underway and two more Phase 3 clinical trials are anticipated to begin enrolling patients in the second half of 2013. The following table summarizes clinical trials to-date as well as currently planned clinical trials with ELAD, including earlier iterations of the ELAD system:

Trial	Date	Study Design	Indication(s)	Sites	Location(s)	Total Patients
VTI-208 (Phase 3)	Commenced March 2013	Randomized, controlled	AILD	40+ planned	U.S., Europe, Australia	200

VTI-210 (Phase 3)	Expected to begin H2: 2013	Randomized, controlled	AAH	25+ planned	U.S., Europe, Australia	120

VTI-212 (Phase 3)	Expected to begin H2: 2013	Randomized, controlled	FHF	25+ planned	U.S., Europe	126

VTI-206 (Phase 2b)	2009 - 2011	Randomized, controlled	AILD and other	26	U.S., Europe, Saudi Arabia	61

Compassionate- use program	2008 - 2010	Single-arm	Various	6	U.S., U.K., Singapore, Saudi Arabia	17

VTI-201 (Phase 2a)	2008 - 2009	Randomized, controlled	AILD and other	6	U.S.	18

VTIC-301 (Pivotal)	2006 - 2007	Randomized, controlled	Various, primarily viral hepatitis	2	China	68

CR-202 (Phase 2)	2002 - 2003	Randomized, controlled	FHF	8	U.S., U.K.	18

PS-0698 (Phase 1)	1999 - 2000	Randomized, controlled	FHF	6	U.S., U.K.	25

Kings College (Pilot)	1994	Randomized, controlled	FHF	1	U.K.	25

Baylor (Pilot)	1991 - 1993	Single-arm	FHF	1	U.S.	11

ELAD’s Clinical Development in Alcohol-Induced Liver Decompensation

VTI-206: Phase 2b AILD Trial.    Between 2009 and 2011, we enrolled 61 subjects in a randomized, controlled Phase 2b clinical trial of AILD and non-AILD which were two pre-defined and separately randomized cohorts. The clinical trial was conducted at 26 clinical sites in the United States and Europe. After discussions with the FDA, and to better to inform our Phase 3 clinical trial, we adopted a 90-day overall survival endpoint. In each of the pre-defined cohorts, subjects were randomized in a 1:1 ratio to either ELAD therapy or medical treatment in accordance with the standard therapy of the institution.

In January 2011, the trial’s Data Safety and Monitoring Board, or DSMB, reported that only the AILD cohort had the possibility of showing any treatment effect and therefore recommended that we discontinue the non-AILD cohort. This second cohort contained subjects with severe forms of chronic liver disease who would not be eligible for ELAD therapy under our Phase 3 clinical trial criteria. Discussion with our FDA reviewer indicated the statistical analysis would be affected by closing the non-AILD arm, and therefore the study would not be able to serve as a pivotal trial. It was decided to terminate VTI-206 and design a new trial in AILD patients. There were no unexpected ELAD-related safety issues, as the DSMB did not detect any differences in the rates of serious events between the treated and control groups. Generally, the serious adverse events reported in this study were reflective of the severity of disease and co-morbidities present in the patient population. There were 67 serious adverse events reported by 35 patients in this study, of which 6 events, were reported as possibly or probably treatment-related, and consisted of gastrointestinal bleeding (1 patient), vomiting blood (1 patient), kidney failure (1 patient), reaction to blood infection (1 patient), vaginal bleeding (1 patient) and breakdown of red blood cells (1 patient). No serious adverse events were reported as definitely treatment-related.

The trial was terminated in April 2011 when 37 subjects had been enrolled in the predefined AILD cohort, which resulted in 29 subjects in the per protocol analysis due to elimination of eight patients under predefined criteria. This subset showed a non-significant trend (p=0.27) toward improved 90-day survival of 69.2% in the ELAD-treated group versus 43.8% in the control group. This trend is depicted in the figure below:

Several clinical laboratory values, including bilirubin, creatinine, and sodium, were monitored for safety in this study. We believe that these parameters are also biomarkers pertinent to our understanding of the mechanism of action of ELAD in these subjects. As such, we conducted a post-hoc analysis evaluating the effect of ELAD or standard-of-care on these biomarkers. These data showed subjects treated with ELAD demonstrated positive trends which we believe are consistent with improvements in liver function. A fourth biomarker also included in liver failure algorithms, INR, is not presented because it is transiently and artificially impacted by the administration of anti-coagulant drugs used during ELAD therapy. The other biomarkers are:

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Bilirubin.    Bilirubin is a degradation product of hemoglobin that is normally processed and excreted by the liver. In liver failure, bilirubin accumulates in the body and is responsible for the yellow color of jaundice. In VTI-206, ELAD-treated subjects experienced a statistically significant reduction in serum bilirubin levels over the five days of therapy when compared with baseline, while control subjects did not.

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Creatinine.    Serum creatinine is a biomarker of kidney function. Kidney failure frequently is induced by liver failure. In VTI-206, ELAD-treated subjects demonstrated a trend towards reduction in creatinine in the first six days of the trial, while control subjects did not.

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Sodium.    Sodium is an electrolyte normally found in blood in a relatively narrow concentration band. Reductions in serum sodium frequently occur in subjects with acute liver failure. In VTI-206, ELAD-treated subjects experienced an increase in serum sodium over the first six days, while control subjects experienced a decrease.

The below charts depict trends of several biomarkers in VTI-206:

VTI-201: Phase 2a AILD and Non-AILD Trial.    In preparation for VTI-206, we completed a small, randomized, controlled clinical study, incorporating 18 subjects with AILD and non-AILD. The study was intended to establish the safety of moving forward with our modified ELAD system, to define enrollment criteria for future studies in the United States and Europe and to assess the logistics of carrying out a large study in the United States and Europe. This trial was performed in 2008 and 2009, demonstrated no unexpected safety issues, and provided what we believe is preliminary evidence of ELAD’s potential efficacy in this population. Generally, the serious adverse events reported in this study were reflective of the severity of disease and co-morbidities present in the patient population. There were 38 serious adverse events reported by 12 patients in this study, of which only 2 events, reduction in the number of red blood cells (1 patient) and reduction in the number of blood platelets (1 patient), were reported as possibly treatment-related. No serious adverse events were reported as definitely or probably treatment-related.

Phase 3 Plan in AILD and AAH.    Since January 2011, we have engaged in dialogue with both the FDA and EMA on the design of our Phase 3 program. We used the input we received from both authorities to design VTI-208, which is primarily intended to support potential FDA approval in AILD, and VTI-210, which is primarily intended to support potential EMA approval in AAH.

In March 2013, we enrolled the first subject in VTI-208, a 1:1 randomized, controlled pivotal trial designed to enroll 200 subjects with AILD. This trial is being conducted at over 40 sites in the United States and Europe. The study’s primary endpoint is overall survival through day 91 using a Kaplan-Meier survival analysis. Assuming a response pattern similar to the per-protocol subset analysis in VTI-206, the trial is 95% powered to reach a p-value of 0.05. A p-value of less than or equal to 0.05 means that there is at least a 95% probability that increased survival in the ELAD treatment group is due to the ELAD treatment and not chance. As of July 22, 2013, 19 subjects had been enrolled in this trial and 18 clinical sites were actively enrolling subjects. The FDA has expressed concern that the VTI-208 study may not be adequately designed to provide convincing evidence of efficacy if there are significant differences in how ELAD patients and controls are treated during the treatment period and after hospital discharge. Variations in length of hospital stay, rates of hospital re-admission, alcohol recidivism rates, nutritional support, and concomitant medications, which are not within our control, could significantly confound the study results and call into question whether the only demonstrated difference in survival is due to ELAD or to these factors. We have developed a protocol that attempts to minimize this bias to the extent possible, including defining a protocol-specific standard of care, specifying steroid treatment, standardizing the discharge criteria for both ELAD and control subjects, requiring that follow-up visits are conducted by a blinded reviewer, ensuring home health care nurses and other clinical personnel are unaware of treatment assignment, educating subjects not to reveal treatment assignment to their care givers and monitoring concomitant medications, alcohol recidivism and interaction with the health care system to provide evidence that there is no meaningful difference between the groups that could significantly confound the trial data.

Later in 2013, we expect to initiate enrollment in VTI-210, a 1:1 randomized, controlled pivotal trial designed to enroll 120 subjects with AAH who have failed seven days of steroid therapy according to predefined criteria. The study’s primary endpoint is overall survival through day 91 using a Kaplan-Meier survival analysis. Assuming a median survival of 45 days for the control group and 90 days for the ELAD-treated group, the trial is 95% powered to reach a p-value of 0.05.

We expect to report preliminary data from VTI-208 in 2015 and VTI-210 in 2015 or 2016.

ELAD’s Clinical Development in Fulminant Hepatic Failure

Phase 1 and 2 Trials of Fulminant Hepatic Failure.    Our predecessor companies, Hepatix and VitaGen, tested earlier versions of ELAD in four clinical trials among subjects with FHF.

PS-0698 and CR-202.    Between May 1999 and August 2000, VitaGen enrolled 25 human subjects with FHF in an open-label, randomized Phase 1 study, titled PS-0698, at six clinical sites in the United States and the United Kingdom comparing ELAD therapy to medical treatment in accordance with the standard therapy of the institution. The ELAD-treated subjects received either two or four cartridges, depending on body weight, with each cartridge containing 80 to 100 grams of C3A cells. Of the 25 subjects enrolled, the first six subjects received ELAD therapy, with the following 19 subjects randomized to 10 ELAD-treated subjects and nine controls. Between March 2002 and January 2003, VitaGen enrolled 18 human subjects with FHF in a Phase 2 open-label clinical study, titled CR-202, at eight clinical sites in the United States, with 12 subjects randomized to ELAD and six subjects randomized to standard-of-care. In CR-202, all ELAD-treated subjects received four ELAD cartridges containing 80 to 100 grams of C3A cells.

Clinical study PS-0698 was designed to evaluate the safety of ELAD in FHF subjects. Clinical study CR-202 was designed to help inform future studies of ELAD in FHF. We believe the data from these preliminary studies are useful in evaluating ELAD’s potential as a treatment for FHF.

We believe the data from study PS-0698 suggest that the principal effect of ELAD therapy is to allow severely ill patients with FHF to survive the first few days following study entry, so that they can receive a liver transplant. All of the control subjects who died, did so within the first five days following their enrollment. All transplant subjects received their donor organs during this same time period. ELAD did not affect any other study variables associated with hepatic function or dysfunction. There were no serious adverse events reported that were considered by the trial investigator to be treatment-related.

In study CR-202, no intergroup differences in mortality were observed. Only two subjects, one treated and one control, died during the study. The proportion of subjects who received transplants was higher for treated subjects (54.5%) compared with control subjects (16.7%). Of the six patients in the ELAD group who received a transplant, three were not on the transplant list, unlike the single transplanted control who was listed. Generally, the serious adverse events reported in this study were reflective of the severity of disease and co-morbidities present in the patient population. There were 12 serious adverse events reported by 6 patients in this study. Three serious adverse events were determined by the trial investigator to be definitely treatment-related, which consisted of reduction in the number of blood platelets (1 patient), device malfunction (1 patient), and low blood pressure (1 patient). Seven serious adverse events were determined by the trial investigator to be possibly or probably treatment-related, which consisted of reduction in the number of blood platelets (3 patients), device malfunction (1 patient), low blood pressure (1 patient), reduced body temperature (1 patient), changes in blood clotting parameters or prolonged PT (1 patient), and changes in blood clotting parameters or elevated PTT (1 patient).

Neither study PS-0698 nor study CR-202 was designed to demonstrate a statistically significant improvement in overall survival or bridge-to-transplant/recovery (BTT/R). In neither case was a statistically significant improvement demonstrated. However, because inclusion criteria for these studies were similar and the endpoints were identical, we performed a post-hoc meta-analysis to explore the impact of transplant-listing on treatment outcome. While there was no evidence of an ELAD treatment effect in the subset of subjects not listed for transplant, in the subset of subjects prospectively listed for transplant (N=26), this meta-analysis revealed positive survival trends. Moreover, as suggested by the study PS-0698 data alone, we observed additional benefit in the group treated with ELAD therapy in BTT/R. While BTT/R is not an acceptable regulatory endpoint, we believe that it is clinically important, and these data have helped inform the design of our Phase 3 clinical trial in FHF.

In summary this meta-analysis revealed the following:

•	thirty-day survival rates were 75% for the ELAD-treated subjects and 50% for the control subjects (p=0.12)

•	an analysis of Kaplan-Meier curves comparing success at a BTT/R endpoint revealed additional benefits for ELAD-treated subjects (p=0.06)

•	a chi-squared analysis of the BTT/R status of subjects at the end of the study showed a statistically significant advantage for ELAD-treated subjects versus control subjects (p=0.03)

The overall survival trend of the meta-analysis is demonstrated in the following Kaplan-Meier chart on the left and the bridge-to-transplant or recovery of the meta analysis is demonstrated in the following Kaplan-Meier chart on the right:

Statistically significant differences were not observed for other outcome variables, including those related to hepatic function, in either the overall population or the subset.

Baylor Pilot Study.    Between 1992 and 1993, Hepatix enrolled 11 subjects with FHF at the Baylor College of Medicine in Houston in a single-arm open label trial. The study incorporated an early version of ELAD and most of the subjects were in advanced liver failure with Stage 3 or 4 encephalopathy. Improving mental status was seen in eight of the 11 subjects and six of the 11 subjects were judged to have had a positive clinical outcome. Although most of the subjects enrolled in this study were considered to be in imminent danger of death, one subject achieved a full recovery with liver transplantation. There were no serious adverse events reported that were considered by the trial investigator to be treatment-related.

King’s College Pilot Study.    In 1994, Hepatix performed a second clinical trial at King’s College Hospital at the University of London. Twenty-five subjects with FHF were enrolled in an open-label, controlled, randomized study. The study incorporated an early version of ELAD in which twelve subjects were randomized to be treated with two ELAD cartridges per subject with only 40 grams of C3A cells per cartridge, while the remaining subjects received standard-of-care. Thirty-day survival was similar in both groups. No differences were seen in the incidence of adverse events between the control and ELAD-treated groups, although two subjects were withdrawn from the study due to complications judged to be possibly related to ELAD therapy. There were no serious adverse events reported that were considered by the trial investigator to be treatment-related.

Phase 3 Plan in Fulminant Hepatic Failure.    We anticipate beginning enrollment of VTI-212, a 1:1 randomized, controlled pivotal trial designed to incorporate 126 subjects with FHF in 2013. This trial is expected to be conducted in the United States and Europe in at least 25 sites that are already participating in either VTI-208 or VTI-210. The study’s primary endpoint is overall survival at day 28. The inclusion criteria and target survival rates for this study were based on the meta-analysis of the Phase 1 and Phase 2 and clinical data. Assuming a 50% survival rate at 28 days for the control group and a 80% survival rate for the ELAD-treated group at 28 days, the trial is 95% powered to reach a p-value of 0.05. We expect to receive preliminary data from VTI-212 in 2016.

ELAD’s Clinical Development in Acute Flare of Viral Hepatitis

VTIC-301.    Between 2006 and 2007, we enrolled 68 subjects with acute liver failure in a randomized, controlled open label trial at two hospitals in Beijing. Inclusion criteria focused the trial’s enrollment on subjects anticipated to have a 50% chance of death by 84 days, and the majority of enrolled subjects were experiencing an acute flare of viral hepatitis. The study was designed to enroll 120 subjects but was terminated early by one of the hospital’s ethics committee because, in light of the results discussed below, it would have been unethical to continue to treat control subjects with standard-of-care alone. Endpoints included survival at 14, 28, 56 and 84 days, as analyzed using a logrank method.

A significant protocol amendment was enacted after the enrolment of the first 49 subjects, in which inclusion criteria were changed, reducing the severity of disease, and a shorter ELAD treatment time was recommended. This change in study design resulted in far fewer deaths or transplants in the second subset of 19 subjects. A revised statistical plan was prepared to accommodate these differences in subject populations. Separate analyses were performed on the 49-subject subset and the full 68-subject population, and additional statistical analysis techniques were proposed, such as the use of Wilcoxon rank-sum techniques to analyze continuous variables such as survival time.

Analysis of the first 49 subjects (32 subjects randomized to be treated with ELAD for 3 days along with standard-of-care for the treating institution and 17 subjects randomized to be treated with standard-of-care alone) revealed the following:

•	significant differences in 28- and 56-day survival using the logrank test (p=0.015 and 0.018 respectively);

•	significant differences in 84-day survival using the Wilcoxon test (p=0.049) (logrank was not significant at 14 and 84 days, p=0.197 and 0.067, respectively); and

•	no unexpected safety issues.

Generally, the serious adverse events reported in this study were reflective of the severity of disease and co-morbidities present in the patient population. Two patients in this study experienced serious adverse events that were determined by the trial investigator to be unlikely to be treatment-related. One patient experienced respiratory failure, and another patient experienced breakdown of red blood cells. No serious adverse events were reported as definitely, probably, or possibly treatment-related.

These efficacy results are depicted in the below Kaplan-Meier curve:

Analysis of all 68 subjects (44 subjects randomized to be treated with ELAD for 1 to 3 days along with standard-of-care for the treating institution and 24 subjects randomized to be treated with standard of care alone) revealed the following:

•	Significant differences in 28- and 56-day survival using the logrank test (p=0.014 and 0.034 respectively);

•	No significant differences in 84-day survival using either the logrank or Wilcoxon test; and

•	No unexpected safety issues.

Based on these results, it was concluded that the Wilcoxon test is a more sensitive technique to elucidate differences between groups in the ELAD clinical trials, and that a more severely diseased population and more extended treatment times should be evaluated in future clinical studies. Future clinical trials may be analyzed using the more conservative logrank technique.

One further observation from this study was that ELAD can significantly decrease bilirubin levels, an important biomarker of liver function in patients with acute liver failure. Bilirubin levels of the treatment group at the end of ELAD treatment were significantly lower than those of the control group (12.12±5.77 as compared with 20.47±11.06mg/dL, p=0.007). Bilirubin levels after ELAD treatment decreased 11.42±5.98mg/dL from baseline while bilirubin levels of the control group only decreased 3.88±8.74mg/dL, p=0.001. Serum sodium, another biomarker associated with survival in subjects with acute liver failure, also was significantly improved in the subjects treated with ELAD relative to control subjects.

These China pivotal trial data formed the basis of a submission for marketing approval to the SFDA in September 2007. It should be noted that this study was not designed, and will not be used, as a pivotal trial to support approval of ELAD in the United States and Europe.

Subsequent to the completion of the VTIC-301 clinical study, an additional protocol was prepared by the treating physicians to explore the long-term survival of subjects enrolled in this study. Following the grant of informed consent subjects enrolled in VTIC-301 were contacted and invited to return to the treating hospital for examination for recurrence of liver disease or the incidence of cancer. This study was carried out in 23 and 22 subjects, respectively, 3 and 5 years following initial randomization.

These data reveal that the survival benefit (statistically significant at 3 years, p<0.05, logrank) afforded to those subjects treated with ELAD is maintained over a 3 and 5 year period relative to those subjects in the control group. These trends are depicted in the Kaplan-Meier curves below:

While these follow-up analyses were not prospectively defined in the VTIC-301 protocol, we believe they provide valuable information on the long-term survival of this group of patients.

The results of VTIC-301 were submitted to the Chinese State FDA, or SFDA, for marketing approval in September 2007. However, a regulation enacted in 2009 prevents the approval of novel foreign medical products until they are approved in their home markets first. Our application in China is pending.

Future Clinical Development Plans

In the future, we anticipate pursuing clinical development of ELAD in additional indications.

Liver Transplant Support.    In 2012, about 6,300 liver transplants were performed in the United States. Of these, approximately 250 were performed using a living donor who voluntarily donated a portion (usually 50%) of their liver to the recipient. Because ELAD appears to be able to supplement liver function, we intend to pursue a pivotal clinical program for use of ELAD in liver transplant support if our ongoing Phase 3 program achieves success.

Liver Resection Support.    Because the liver is a frequent site of primary cancer and secondary cancer metastasis, partial liver resection is often performed as a component of cancer therapy. Surgeons are often comfortable resecting up to 50% of liver tissue as it can regenerate quickly. It is possible that temporary support with ELAD could allow some patients with a smaller portion of their liver to survive long enough for their liver to regenerate sufficiently. If ELAD’s ongoing Phase 3 program is successful, we intend to pursue a clinical program for ELAD in this indication, with the acknowledgement that the traditional approach of a randomized, controlled clinical trial would be inappropriate.

Commercialization Strategy and Organization

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. If approved, we intend to directly commercialize ELAD in the United States, Western Europe, and Australia with a targeted hospital sales force and to either commercialize directly or utilize a variety of types of collaboration in other markets.

Sales and Marketing

Following FDA approval, we intend to launch ELAD commercially in the United States. We expect to direct our sales and marketing efforts at the approximately 100 liver-transplant centers in this country, as well as selected hospital centers with specialized expertise. We expect that our commercial infrastructure would be comprised of a targeted hospital sales force led by several experienced sales management personnel, an internal marketing and medical affairs staff, and a reimbursement support team. We currently intend to focus our initial commercial efforts on the United States, Western European, and Australia markets, which we believe represent the largest and most readily addressable market opportunities for ELAD. In addition, we believe that Eastern Europe, the Middle East and Asia represent significant opportunities because of the prevalence of liver disease in these geographies, and we intend to pursue the commercialization of ELAD in certain of these markets through a variety of types of collaboration arrangements.

Manufacturing and Supply

We are licensed as a medical device and as a drug manufacturer by the California Food and Drug Bureau. Our primary facility houses corporate offices as well as a current Good Manufacturing Practices, or cGMP, facility registered for medical device manufacturing. This facility was recently remodeled in order to expand manufacturing capacity to support worldwide clinical trials and early marketing demands for the ELAD product. This remodel increased manufacturing clean room, quality control laboratory, and warehouse and refrigeration space. The increased clean room space will allow modular increases in ELAD cartridge manufacture.

At our facility, we manufacture the ELAD system, which is comprised of our proprietary C3A cells, cartridges and the ELAD bedside unit. The system contains both reusable and disposable medical device components. We source certain components of ELAD from third-party suppliers. Most components of our ELAD system are FDA-cleared and CE marked. In a few cases we manufacture a device or a device component ourselves. Based on discussions with the pertinent regulatory authorities, we have determined that all components will have to be submitted for approval for use with ELAD as part of the BLA.

All biopharmaceutical production activities are conducted under cGMP, the standards established by the FDA for pharmaceutical and biologics production. Medical devices are manufactured in accord with pertinent device regulations such 21 CFR Part 820 and 150 13485. The equipment used in the manufacturing process is based on designs typically encountered in the production of other biotechnology products, and has been customized to tailor their use to ELAD production. ELAD cartridges and bedside units are tested according to the FDA’s and other applicable regulatory bodies’ standards before they can be released for use in humans. All device components shipped from us to our investigational sites are subject to quality control inspection.

Intellectual Property

We believe that we have a strong patent portfolio and substantial know-how relating to ELAD. Our patent portfolio includes claims directed to our ELAD system, specific clonal cells and cell-lines derived from C3A, as well as methods of growing these cells. As of June 30, 2013, we are the owner of record of four issued U.S. patents and over a dozen issued or allowed foreign patents. Our key U.S. patent, which we believe covers our ELAD system, claims a method of using C3A cells to treat a patient’s blood and is currently set to expire in April 2027, unless extended further. Foreign counterparts of this patent have been issued in Australia, Canada, Indonesia, Israel, Japan, Mexico, New Zealand, Singapore, South Africa, South Korea and Taiwan and remain under review in certain other jurisdictions including Europe, Brazil, China, India and the Philippines.

We strive to protect the proprietary technology that underlies the ELAD system. We seek patent protection in the United States and internationally for ELAD, its methods of use and processes of manufacture, and any other technology to which we have rights, where available and when appropriate. We also rely on trade secrets that may be important to the development of our business.

A predecessor company initially developed ELAD after the technology was spun out of Baylor College of Medicine in 1990. In 2003, we acquired substantially all of the assets of the predecessor, including trade secrets, know how, clinical experience and key employees and facilities. Among those assets was a U.S. patent, which we had exclusively licensed from Baylor, which is now expired.

Our success will depend on the ability to obtain and maintain patent and other proprietary rights in commercially important technology, inventions and know-how related to our business, the validity and enforceability of our patents, the continued confidentiality of our trade secrets as well as our ability to operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors—Risks Relating to Our Intellectual Property.”

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the non-provisional priority application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or PTO, in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent.

The term of a U.S. patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Amendments permit a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of a new drug application, or NDA, we expect to apply for patent term extensions for patents covering our product candidates and their methods of use.

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. For example, significant aspects of our proprietary technology are based on unpatented trade secrets and know-how. This includes our methods of expanding, culturing and optimizing the performance of the C3A cell line.

Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

We seek trademark protection in the United States and outside of the United States where available and when appropriate. We have registered trademark rights in the Vital Therapies and ELAD marks in the United States.

Competitive Environment

The biopharmaceutical and medical device industries are highly competitive and we face potential competition from major pharmaceutical companies, specialty pharmaceutical companies, medical device developers and biotechnology companies worldwide. Given the significant unmet medical need for novel therapies to treat acute liver failure, many companies, public and private universities and research organizations are actively engaged in the discovery and research and development of potential products in this field. At least several of these entities are engaged in research on cell-based approaches to acute liver failure. Although we are not aware of any ongoing human clinical trials involving potentially competitive product candidates, such trials could be taking place or could begin in the near future.

We are not aware of any company that is in human clinical trials with a human cell-based product for the treatment of acute liver failure. At least four companies have prior research work on various human hepatocyte cell lines including Exten Industries, Hepalife Technologies, Fresenius, and Hybrid Organ GmbH. In addition, the University College London, and the University of Amsterdam and its spinout Hep-Art Medical Devices are actively pursuing animal research in this area.

Several companies have also attempted to develop extracorporeal therapy based upon primary porcine hepatocytes, although ongoing research in this area is difficult to ascertain.

Two liver dialysis systems, from Gambro and Fresenius, have undergone extensive clinical development, although both have failed to show an improvement in long-term survival among patients with acute liver failure. Both rely on not only traditional dialysis circuits to remove water-soluble toxins, but also albumin dialysis circuits to remove albumin-bound molecules.

In addition, there are several drugs available to treat symptoms associated with acute liver failure, including steroids, pentoxifylline and N-acetylcysteine. These drugs, alone or in combination, are used frequently in patients with acute liver failure.

Government Regulation

We operate in a highly regulated industry that is subject to significant federal, state, local and foreign regulation. Our present and future business has been, and will continue to be, subject to a variety of laws including, the Federal Food, Drug, and Cosmetic Act, or FDC Act, and the Public Health Service Act, or PHS Act, among others. Biological products used for the prevention, treatment, or cure of a disease or condition of a human being are subject to regulation under the FDC Act, except the section of the FDC Act which governs the approval of new drug applications, or NDAs. Biological products are approved for marketing under provisions of the PHSA via a Biologics License Application, or BLA. However, the application process and requirements for approval of BLAs are very similar to those for NDAs, and biologics are associated with similar and substantial approval risks and costs as drugs.

Regulation of Combination Products

A type of combination product is a product comprised of two or more regulated components, i.e., biologic/device, that are physically, chemically, or otherwise combined or mixed and produced as a single entity. The FDA is divided into various Centers by product type. Different Centers typically review drug, biologic, or device applications. In order to review an application for a combination product, the FDA must decide which Center should be responsible for the review. FDA regulations require that the FDA determine the combination product’s primary mode of action, or PMOA, which is the single mode of a combination product that provides the most important therapeutic action of the combination product. The Center that regulates that portion of the product that generates the PMOA becomes the lead evaluator. If there are two independent modes of action, neither of which is subordinate to the other, the FDA makes a determination as to which Center to assign the product based on consistency with other combination products raising similar types of safety and effectiveness questions or to the Center with the most expertise in evaluating the most significant safety and effectiveness questions raised by the combination product. When evaluating an application, a lead Center may consult other Centers but still retain complete reviewing authority, or it may collaborate with another Center, by which the Center assigns review of a specific section of the application to another Center, delegating its review authority for that section. Typically, the FDA requires a single marketing application submitted to the Center selected to be the lead evaluator, although the agency has the discretion to require separate applications to more than one Center. One reason to submit multiple evaluations is if the applicant wishes to receive some benefit that accrues only from approval under a particular type of application, like new drug product exclusivity. If multiple applications are submitted, each may be evaluated by a different lead Center.

The ELAD System is regulated as a combination biologic/device in the United States. The primary Center responsible for its regulation is the Center for Biologics Evaluation and Research, or CBER. The CBER office responsible for review is the Office of Cellular, Tissue and Gene Therapies, and the marketing application will be a BLA. CBER will consult with the Center for Devices and Radiological Health, or CDRH, in reviewing the device components of ELAD.

FDA Approval Process

In the United States, pharmaceutical and biological products and medical devices are subject to extensive regulation by the FDA. The FDC Act, PHS Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of these products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs or BLAs, warning and other letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Preclinical Studies

Biological product development in the United States typically involves preclinical laboratory and animal tests. Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not objected to the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical Studies

Clinical trials involve the administration of the investigational biologic to healthy volunteers or subjects under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations and good clinical practices, or GCP, an international standard meant to protect the rights and health of subjects and to define the roles of clinical trial sponsors, administrators, and monitors, as well as under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. subjects and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. The clinical trial protocol, and protocol amendments, and informed consent information for subjects in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of investigational products are required to register on clinicaltrials.gov, a National Institute of Health website registry database, and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly-available information to gain knowledge regarding the progress of development programs.

Marketing Approval

Clinical trials to support BLAs, which are applications for marketing approval, are typically conducted in three sequential Phases, but the Phases may overlap. In Phase 1, the initial introduction of the investigational biologic candidate into healthy human subjects, the investigational biologic is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited subject population, to determine the effectiveness of the investigational biologic for a particular indication or indications, dosage tolerance and optimum dosage, and identify common adverse effects and safety risks. In the case of product candidates for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers.

If an investigational biologic demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 clinical trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of subjects, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the investigational drug and to provide adequate information for its labeling. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy and safety of the biologic. A single Phase 3 clinical trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

After completion of the required clinical testing, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application user fee, currently exceeding $1,958,000, and the manufacturer and/or sponsor under an approved BLA are also subject to annual product and establishment user fees, currently exceeding $98,000 per product and $526,000 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. Most such applications for standard review biologics products are reviewed within twelve months of submission; most applications for priority review biologics are reviewed within eight months of submission. Priority review for biologics is limited to those products intended to treat a serious or life-threatening disease relative to the currently approved products. The review process may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel biologics products or biologics products that present difficult questions of safety or efficacy, to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the biologic product is manufactured. The FDA will not approve the BLA unless compliance with current good manufacturing practice, or cGMP, is satisfactory and the BLA contains data that provide substantial evidence that the biologic is safe and effective in the indication studied. Manufacturers of biologics also must comply with the FDA’s general biological product standards.

After the FDA evaluates the BLA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter outlines the deficiencies in the submission and may require substantial additional testing, including additional large-scale clinical testing or information in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. As a condition of BLA approval, the FDA may require substantial post-approval testing and surveillance to monitor the drug product’s safety or efficacy and may impose other conditions, including labeling restrictions, which can materially affect the product’s potential market and profitability. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems or safety issues are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

Post-Approval Requirements

Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet.

Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, Risk Evaluation and Mitigation Strategies, or REMS, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as product manufacturing, packaging and labeling procedures must continue to conform to cGMP’s after approval. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA during which the agency inspects manufacturing facilities to assess compliance with cGMP’s. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP’s. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Exclusivity and Approval of Competing Products

Biosimilar Exclusivity

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, creates an abbreviated approval pathway for biological products shown to be highly similar to or interchangeable with an FDA-licensed reference biological product. Biosimilarity sufficient to reference a prior FDA-approved product requires that there be no differences in conditions of use, route of administration, dosage form, and strength, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency. Biosimilarity must be shown through analytical studies, animal studies, and at least one clinical study, absent a waiver by the Secretary. A biosimilar product may be deemed interchangeable with a prior approved product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. No biosimilar or interchangeable products have been approved under the BPCIA to date. Complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation which are still being evaluated by the FDA.

A reference biologic is granted twelve years of exclusivity from the time of first licensure of the reference product, and no application for a biosimilar can be submitted for four years from the date of licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against a finding of interchangeability for other biologics for the same condition of use for the lesser of (i) one year after first commercial marketing of the first interchangeable biosimilar, (ii) eighteen months after the first interchangeable biosimilar is approved if there is no patent challenge, (iii) eighteen months after resolution of a lawsuit over the patents of the reference biologic in favor of the first interchangeable biosimilar applicant, or (iv) 42 months after the first interchangeable biosimilar’s application has been approved if a patent lawsuit is ongoing within the 42-month period.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the drug to meet the needs of patients with the rare disease or condition.

The FDA also administers a clinical research grants program, whereby researchers may compete for funding to conduct clinical trials to support the approval of drugs, biologics, medical devices and medical foods for rare diseases and conditions. An application for an orphan grant should propose one discrete clinical study to facilitate FDA approval of the product for a rare disease or condition. The study may address an unapproved new product or an unapproved new use for a product already on the market.

Federal and State Fraud and Abuse Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the biopharmaceutical and medical device industries in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company’s marketing of the product for uses not approved by the FDA. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Moreover, recent health care reform legislation has strengthened many of these laws. For example, PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes to clarify that a person or entity does not need to have actual knowledge of this statute or specific intent to violate it. In addition, PPACA provides that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. State law equivalents to these federal laws may also apply. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

A number of states have laws that require pharmaceutical companies to track and report payments, gifts and other benefits provided to physicians and other health care professionals and entities. Similarly, the federal Physician Payments Sunshine Act within PPACA will require pharmaceutical companies to report to the federal government certain payments to physicians and teaching hospitals. The Physician Payments Sunshine Act provisions were recently implemented in final regulation that requires manufacturers that participate in federal health care programs to begin collecting such information on August 1, 2013. Manufacturers are required to report such data to CMS by March 13, 2014. Other state laws require pharmaceutical companies to adopt and or disclose specific compliance policies to regulate the company’s interactions with healthcare professionals. Moreover, some states, such as Minnesota and Vermont, also impose an outright ban on certain gifts to physicians.

Violations of some of these laws may result in substantial fines. These laws affect our promotional activities by limiting the kinds of interactions we may have with hospitals, physicians or other potential purchasers or users of our products. Both the disclosure laws and gift bans impose additional administrative and compliance burdens on us. In addition to the federal and state disclosure and gift ban laws, certain countries outside of the United States have similarly enacted disclosure laws for which the company in its activities may be subjected to from time to time. Although we seek to structure our interactions in compliance with all applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how a law will be applied in specific circumstances. If an employee were to offer an inappropriate gift to a customer, we could be subject to a claim under an applicable state law. Similarly if we fail to comply with a reporting requirement, we could be subject to penalties under applicable federal or state laws.

Regulation in the European Union

Biologics and medical devices are subject to extensive regulation outside of the United States. In the European Union, for instance, a centralized approval procedure may be used to authorize the marketing of a product in all countries of the European Union, which includes most major European markets. However, if this procedure is not used, approval in one country of the European Union can be used to obtain approval in a second country of the European Union under two simplified application processes, either the mutual recognition procedure or the decentralized procedure. Both of these procedures rely on the principle of mutual recognition. In addition to regulatory approval, pricing and reimbursement approvals are also required in most countries.

In Europe, ELAD is regulated as a Combination Somatic Cell Advanced Therapy Medicinal Product, or ATMP. The primary regulatory submission in Europe (a Marketing Authorization Application, MAA) will be made to The Committee for Advanced Therapies, or CAT, and the Committee for Human Medicinal Products, or CHMP, which are the committees at the EMA that are responsible for assessing the quality, safety and efficacy of ATMPs. The CHMP and the CAT (Co)-Rapporteurs and CHMP Coordinators liaise closely together to prepare the ATMP Assessment Reports. The draft opinion prepared by the CAT is issued on any scientific assessment of ATMPs necessary to draw up the scientific opinions by the CHMP relating to granting, variation, suspension or revocation of an authorization to place an ATMPs on the market in accordance with Regulation (EC) No 1394/2007 and pharmacovigilance. The CAT has also established collaborations with Notified Bodies, or NBs, in Europe in order to review the device components of combination device products, and we anticipate that the device components of our submission will be reviewed by one of those NBs. During the clinical trial phase in Europe, the company is granted authorization to conduct our clinical studies through local regulatory agencies in each country, each of which has its own format and regulation for the issuance of Clinical Trial Authorizations, or CTAs. In general, it is necessary to obtain separate authorizations in each country for each clinical trial protocol from the medicines and device agencies as there is yet to be developed a procedure for dealing with combination products like the ELAD System. These authorizations have been granted by the UK’s Medicines and Healthcare products Regulatory Agency, or MHRA, and are being sought in other European countries. The EMA has provisions for providing companies with scientific advice through the Scientific Advice Working Party, or SAWP, and we have sought and obtained advice on our clinical development program through the SAWP process. We anticipate obtaining further guidance and advice through future interactions with the SAWP.

In other jurisdictions we anticipate that there will be different requirements for authorization for clinical trials and ultimately marketing of ELAD due to the complex nature of the combination of biological and device components of our ELAD System.

Other Regulations

We are also subject to numerous, federal, state, local and foreign laws and regulations relating to such matters as safe working conditions, manufacturing practices, fire hazard control, environmental protection and the disposal of hazardous and potentially hazardous substances and biological materials. We may incur significant costs to comply with such laws and their related regulations now or in the future. In addition, we are also subject to laws and regulations in foreign countries outside of the United States and Europe where we may seek to commercialize ELAD. In certain cases, these foreign laws and regulations may change at inopportune times and prevent ELAD’s timely commercialization. For example, several years after we submitted our 2007 regulatory package in China, we were notified of a then-newly-enacted 2009 regulation which prohibits ELADs approval in China until it is first approved in the United States. As such, we now do not expect to begin commercializing in China until 2016 at the very earliest.

Legal Proceedings

We are not currently a party to any litigation, and we are not aware of any pending or threatened litigation against us that we believe would adversely affect our business, operating results, financial condition or cash flows. Our industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as product liability. As a result, in the future, we may be involved in various legal proceedings from time to time.

Employees

As of June 30, 2013, we had 53 employees, 7 of whom held Ph.D. or M.D. degrees. Of our employees, 30 were engaged in research and development, 13 in manufacturing and 10 in administration. None of our employees is represented by a labor organization or under any collective bargaining arrangement, and we have never had a work stoppage. We consider our employee relations to be good. We have also engaged numerous consultants.

Facilities

We lease approximately 48,500 square feet in San Diego in three different facilities. Our corporate headquarters are in a 20,000 square foot facility, which also includes laboratories for research and development and manufacturing operations, under a lease that expires in June 2017. We lease an additional 9,400 square feet of office space for our expanding clinical team under a lease that will expire in August 2013. Additionally, we entered into a lease in May 2013 for approximately 19,100 square feet for additional corporate office space, under a lease that will expire in July 2017. We believe that our current facilities are adequate to meet our ongoing needs and that additional facilities are available for lease to meet our future needs.

Corporate Information

Vital Therapies, Inc. was formed in May 2003 to acquire the assets of VitaGen (formerly Hepatix) in a bankruptcy proceeding. Our predecessor companies developed ELAD, completing two pilot trials in acute liver failure and two randomized, controlled Phase 1 and Phase 2 trials in FHF, but failed to attract funds sufficient to continue development of the system. Beginning in June 2003, we refocused the company to pursue regulatory approval and commercialize ELAD in China. In 2007, we completed a pivotal trial in acute liver failure in patients with viral hepatitis in China, and we submitted a marketing application to the State Chinese Food and Drug Agency, or SFDA. Our application is still under review in China and we do not expect approval in China until we have approval in the United States. We restarted our clinical program in the United States and Europe in 2009. Since then, we have run two Phase 2 trials and selected AILD and FHF as indications for our Phase 3 pivotal trial program in the United States and Europe. We have also made significant improvements in the ELAD bedside unit and our proprietary cartridge cell growth production process.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of June 30, 2013:

Name	Age	Position
Terence E. Winters, Ph.D.	71	Co-Chairman and Chief Executive Officer
Robert A. Ashley, M.A.	55	Executive Vice President, Chief Operating Officer
Duane Nash, M.D., J.D.	42	Executive Vice President, Chief Business Officer
Michael V. Swanson, M.B.A.	58	Chief Financial Officer
Aron P. Stern	59	Chief Administrative Officer, Secretary
Muneer A. Satter, J.D., M.B.A(2).	52	Co-Chairman and Lead Director
Phillip M. Croxford, M.B.A.(1)(2)(4)	52	Director
Douglas E. Godshall, M.B.A.(1)(2)	48	Director
Errol R. Halperin, J.D., L.L.M.(3)	72	Director
J. Michael Millis, M.D.(3)(4)	54	Director
Lowell E. Sears, M.B.A.(1)(2)	62	Director
Randolph C. Steer, M.D., Ph.D.(2)(3)(4)	63	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of Nominating and Governance Committee.

(4)	Member of Quality and Technology Committee.

Executive Officers

Terence E. Winters, Ph.D. has served as the Chairman of our board of directors from June 2003 to March 2013. Dr. Winters became Co-Chairman of our board of directors in March 2013 and currently serves as such. Dr. Winters has served as our Chief Executive Officer since June 2003. Dr. Winters is also a Special Limited Partner of Valley Ventures, an investor in Vital Therapies since May 2003. He was formerly a General Partner of Columbine Venture Funds and Vice President of DS Ventures, a venture capital subsidiary of Diamond Shamrock Corp., a refiner and supplier of petroleum. Dr. Winters was previously a director of three public companies: CollaGenex Pharmaceuticals, Inc., a developer and marketer of proprietary medical therapies to the dermatology market, Orthologic Corp., a biotechnology company focused on development and commercialization of novel synthetic peptides for tissue repair and healing, and Clinuvel Pharmaceuticals, a global biopharmaceutical company committed to developing drugs for the treatment of a range of severe skin disorders. Dr. Winters has also served as a director of over 20 private companies. He earned a B.Sc. as well as a Ph.D. in chemistry from the University of Wales, U.K. He also completed a post-doctoral fellowship at the University of California, Los Angeles.

We believe Dr. Winters is qualified to serve on our board of directors based on his experience with corporate governance as a director of many private and public life science companies and over 30 years of experience as a general partner of venture capital funds with investments in life sciences and medical technology companies.

Robert A. Ashley, M.A. has served as our Executive Vice President since May 2013 and has served as our Chief Operating Officer since May 2008. Mr. Ashley was formerly Chairman, President and Chief Executive Officer of AmpliMed Corp., a developer of small-molecule oncology drugs, and a Senior Vice President of Commercial Development at CollaGenex Pharmaceuticals, Inc. Mr. Ashley earned an M.A. in biochemistry from Oxford University.

Duane Nash, M.D., J.D. has served as our Executive Vice President since May 2013 and as our Chief Business Officer since March 2012. Between March 2012 and May 2013, he also served as our Medical Director. Dr. Nash completed his internship in general surgery at the University of California at San Francisco during which he served as a member of the liver transplant team. Dr. Nash also practiced as an attorney from November 2002 to February 2008, most recently at the law firm of Davis Polk, where he focused on intellectual property litigation and corporate matters. Dr. Nash joined Vital Therapies from Wedbush PacGrow Life Sciences where he was employed from March 2009 to March 2012 serving most recently as Vice President in Equity Research. Before that he was a research analyst at Pacific Growth Equities from April 2008 through March 2009, which was subsequently acquired by Wedbush Securities, Inc. Dr. Nash has served on the board of directors of Akebia Therapeutics, Inc., a biotech company focused on the treatment of anemia, since May 2013, and on the board of directors of Aerpio Therapeutics Inc., a clinical-stage biopharmaceutical company focused on advancing innovative therapies for vascular diseases, since September 2012. Dr. Nash earned a B.A. in biology from Williams College, an M.D. from Dartmouth Medical School, a J.D. from the University of California, Berkeley, and an M.B.A. from the University of Oxford.

Michael V. Swanson, M.B.A. joined us in August 2013 as our Chief Financial Officer. Mr. Swanson has over 20 years of experience in senior financial positions in both public and private life sciences companies. Mr. Swanson was Chief Financial Officer of Amira Pharmaceuticals, Inc., a pharmaceutical company focused on the discovery and early development of drugs to treat inflammatory and fibrotic diseases, from May 2008 until the company was acquired in September 2011, and of Panmira Pharmaceuticals, LLC, a spin out from Amira from September to December 2011. Since January 2012, Mr. Swanson has been providing financial consulting services to development stage companies. From July 2000 to April 2008, Mr. Swanson served in senior finance positions including Senior Vice President, Finance and Chief Financial Officer at Prometheus Laboratories Inc., a specialty pharmaceutical company marketing and selling pharmaceutical products and diagnostic testing services for gastrointestinal diseases and disorders. Previously, Mr. Swanson was Senior Vice President and Chief Financial Officer of Advanced Tissue Sciences, Inc., a publicly-traded biomedical company, where he served in senior financial positions for over ten years. Mr. Swanson also served as Director of Finance of the Fisher Scientific Group, Inc., a health and scientific technology company, and its parent, The Henley Group, Inc., a widely diversified holding company. Mr. Swanson began his career working approximately nine years with the public accounting firm of Deloitte Haskins & Sells, now Deloitte & Touche LLP. Mr. Swanson earned a B.S. in business administration from the California Polytechnic State University at San Luis Obispo and an M.B.A. from the University of Southern California. He is also a Certified Public Accountant.

Aron P. Stern, M.B.A. has served as our Chief Administrative Officer since August 2013 and as our Secretary since October 2005. Between June 2003 and August 2013, Mr. Stern served as our Treasurer, Vice President and Chief Financial Officer. Mr. Stern has over 20 years of experience in capital formation, acquisitions, financial strategy and financial and operational management in growth-stage high technology and biotechnology companies. He previously was Chief Financial Officer at each of Protein Polymer Technologies, Inc., developer of a protein-based technology, 4-D Neuroimaging, a medical equipment manufacturing company, and VitaGen, Inc., our predecessor company. Mr. Stern also held positions at Apple Computer and Isis Pharmaceuticals, a developer of antisense drugs. Mr. Stern earned a B.S. in economics and business administration and an M.B.A. in finance and marketing from the University of California, Berkeley.

Board of Directors

Muneer A. Satter, J.D., M.B.A. has served on our board of directors since March 2013 and is our Co-Chairman and Lead Director. Mr. Satter manages Satter Investment Management, or SIM, a private investment firm and family office with significant investments in several life sciences and medical technology companies. He has also managed the Satter Foundation, a private family foundation since 1997. Mr. Satter has served as Co-Chairman of Akebia Therapeutics, a biotech company focused on the treatment of anemia, since May 2013. He is Co-Founder and has served as Chairman of Restorsea, a company which holds exclusive rights to a unique enzyme for an anti-aging cream since May 2013. He has served as Co-Chairman of Linq3, a unique secure payment platform for lottery transactions since May 2013. He is Vice Chairman of the Board of the Goldman

Sachs Foundation and GS Gives, where he is also Chairman of the Investment Committee overseeing $1.2 billion of assets. He is on the Board of the Nature Conservancy where he is Chairman of the Finance Committee overseeing a $1.6 billion endowment. He is also on the Board of Trustees of Northwestern University. He is on the Board of Advisors of the American Enterprise Institute. He is a member of the Council on Foreign Relations and is on the board of World Business Chicago, which is chaired by Chicago’s Mayor Rahm Emanuel. Mr. Satter is a retired partner at Goldman Sachs, where he was at the firm for twenty-four years and a partner of the firm for sixteen years in the Merchant Banking Division. He was the Global Head of the Mezzanine Group, where he raised and managed over $30 billion of assets. He was also a senior member of the Investment Committee and Chairman of the Risk Committee for the Merchant Banking Division, which at the time had over $80 billion of assets under management. Additionally, he was former Co-Chairman of Room to Read, which builds 2,000 libraries and schools per year in developing countries. Mr. Satter earned a B.A. from Northwestern University and a J.D. and M.B.A. from Harvard Law School and Harvard Business School.

We believe Mr. Satter is qualified to serve on our board of directors because of his extensive experience in merchant banking and venture capital investments and his experience as an investor and director of other companies in the life sciences and medical technology industries.

Philip M. Croxford, M.B.A. has served on our board of directors since 2009. Mr. Croxford has been Senior Vice President of Global Commercial Operations for LifeCell Corporation, a tissue biotechnology engineering company, since December 2012, and was a member of its Executive Leadership Team. From June 2008 to December 2012 he was President and Chief Executive Officer of ArjoHuntleigh, North America, a member of The Getinge AB Group, a global medical and safety technology company listed on the OMX Nordic Exchange. From February 2006 to October 2007, Mr. Croxford was President and Chief Executive Officer and member of the board of directors of Draeger Medical, Inc., a private medical device company. Mr. Croxford also served as Group Vice President and Worldwide General Manager of Arrow International, Inc. and as an Operating Company Board Member and Vice President for the Worldwide Wound Management Business of Ethicon, a Johnson & Johnson Company. Mr. Croxford also held other executive management positions with Johnson & Johnson Company. He earned a B.Sc. (Honors) degree in pharmacy from the University of Manchester, School of Pharmacy, in England. Mr. Croxford is also a licensed member of the Royal Pharmaceutical Society of Great Britain. He earned a Post Graduate Diploma in marketing from the Royal Chartered Institute of Marketing, and is a Chartered Member of the Institute. He earned his M.B.A. from Heriot Watt University, Edinburgh Business School, United Kingdom.

We believe Mr. Croxford is qualified to serve on our board of directors based on his significant operational and leadership experience and extensive experience in the life sciences and medical technology industries.

Douglas E. Godshall, M.B.A. has served on our board of directors since May 2013. Mr. Godshall has been the Chief Executive Officer of HeartWare International, Inc., a developer of a range of implantable mechanical circulatory assist devices, since September 2006 and a director since October 2006. Prior to joining HeartWare, Mr. Godshall served in various executive and managerial positions at Boston Scientific Corporation, a manufacturer and a developer of medical supplies and medical devices in a variety of fields, including as a member of Boston Scientific’s Operating Committee and President, Vascular Surgery. Previously, Mr. Godshall spent five years as Vice President, Business Development, at Boston Scientific, where he was focused on acquisition strategies for the cardiology, electrophysiology, neuroradiology and vascular surgery divisions. In March 2012, Mr. Godshall was appointed a director of pSivida Corp., a developer of drug delivery products for treatment of back-of-the-eye diseases. Mr. Godshall earned a B.A. in business from Lafayette College and an M.B.A from Northeastern University.

We believe that Mr. Godshall is qualified to serve on our board of directors based on his experience as an executive officer and director of several life sciences and medical technology companies.

Errol R. Halperin, J.D., L.L.M. has served on our board of directors since December 2012. Mr. Halperin has been a senior partner of DLA Piper since January, 1979. In his practice, Mr. Halperin has provided general business advice to clients in a broad range of sectors, including the manufacturing, real estate industry and real estate investment trust industry. Mr. Halperin’s practice is concentrated in the areas of mergers and acquisitions, corporate law, international transactions, real estate law and federal income tax law. Mr. Halperin has also served on the board of Equity Residential, a public REIT, and private company boards. Currently, he is a director of Elkay Manufacturing Company, a privately held corporation, and Pangea Properties, a real estate investment and management company. He also currently serves as a director of other late stage venture companies. Before joining DLA Piper, from June 1972 to January 1979 he was legislation counsel of the Joint Committee on Taxation of the United States Congress; and was an assistant branch chief of the Legislation and Regulations Division of the Chief Counsel for the Internal Revenue Service from June 1968 to June 1972. Mr. Halperin earned a B.S. and a J.D. from DePaul University and an L.L.M. in taxation from New York University.

We believe that Mr. Halperin is qualified to serve on our board of directors based on his experience as an attorney practicing for a nationally known firm in the areas of mergers and acquisitions and corporate transactions and his involvement in advising venture capital backed companies.

J. Michael Millis, M.D. has served on our board of directors since 2006. Dr. Millis is a Professor of Surgery and Chief of the Section of Transplantation at the University of Chicago. Dr. Millis currently serves on the medical staff at the University of Chicago Hospital. His current research explores the application of cellular technology on patient care, including how hepatocyte transplantation, extracorporeal assist technology and stem cells can assist in the care of patients with liver disease or liver tumors. Dr. Millis has been associated with ELAD since 1994, and was an investigator on the Phase 1 clinical trial. He has been the chairman of the Vital Therapies Clinical Advisory Board since 2003 and chairman of the China Clinical Advisory Board since 2004. Dr. Millis currently serves or has served in the past on a variety of committees, such as the American Association for the Study of Liver Diseases’ Ethics Committee, the American Society of Transplant Surgeons, Studies of Pediatric Liver Transplantation Scientific Advisory Board and Publication and Research Committee, and the ROBI Liver Intestinal Subcommittee, for which he is the former chairman. Dr. Millis is also a MAC and board member for the American Liver Foundation Illinois Chapter. He also serves on the board of directors of Gift of Hope (the organ procurement organization for Illinois) and the Editorial Board of the American Journal of Transplantation, Transplantation, and Liver Transplantation. He earned a B.A. in chemistry and political science from Emory University and an M.D. with high honors from the University of Tennessee. He completed his surgical residency, clinical and research fellowship in liver transplantation at the University of California, Los Angeles.

We believe that Dr. Millis is qualified to serve on our board of directors based on his participation on multiple advisory committees and boards and his research in the treatment of liver disease.

Lowell E. Sears, M.B.A. has served on our board of directors since May 2013. Mr. Sears is the Chairman and CEO of Sears Capital Management, a venture investment and portfolio management firm specializing in life sciences. He has served on the board of directors of Cellerant Therapeutics, Inc., a clinical stage biotechnology company focused on the regulation of the hematopoietic, or blood-forming, system, since February 2012 and has been Chairman of the Board since June 2012. Mr. Sears has also served on the board of directors of SymBio Pharmaceuticals, KK, Ltd., a biotechnology company that is engaged in identifying and development of therapeutics for the treatment of leukemia, multiple myeloma and lymphoma, since September 2005. From 1986 until 1994, Mr. Sears was a part of the senior management team of Amgen, Inc., a developer and manufacturer of therapeutics targeting cancers, kidney ailments, inflammatory disorders, and metabolic diseases, where he was Chief Financial Officer as well as the Senior Vice President responsible for the Asia Pacific Region. Prior to joining Amgen, Mr. Sears held senior planning and financial positions with Atlantic Richfield Company, an oil company from 1976 until 1986, including Chief Financial Officer for its Ventures Division. He earned a B.A. in economics from Claremont McKenna College and an M.B.A. from the Stanford University Graduate School of Business.

We believe that Mr. Sears is qualified to serve on our board of directors based on his experience as a senior manager and director of private and publicly traded companies, including several in the life sciences industry.

Randolph C. Steer, M.D., Ph.D. has served on our board of directors since May 2005. Dr. Steer has been an independent pharmaceutical, biotechnology and medical devices consultant since 1989. Dr. Steer has served as Associate Director of Medical Affairs at Marion Laboratories, a then-public pharmaceutical company; Medical

Director at Ciba Consumer Pharmaceuticals (a division of Ciba-Geigy Corporation, a then-public pharmaceutical company); Vice President, Senior Vice President and Member of the Executive Committee at Physicians World Communications Group; Chairman, President and Chief Executive Officer of Advanced Therapeutics Communications International, a drug regulatory group serving the United States, Mexico, Latin America, the Pacific Rim, Europe and Japan; Chairman and Chief Executive Officer of Vicus.com, Inc.; and President and Chief Operating Officer of Capstone Therapeutics Corp., a public biotechnology company. Dr. Steer is a member of the board of directors of Techne Corporation, a public biotechnology company, and the Board of Trustees of the Mayo Clinic. He earned his B.A. in Physiology from University of Minnesota. He earned an M.D. from the Mayo Medical School and a Ph.D. from the University of Minnesota where he also completed a residency and subspecialty training in clinical and chemical pathology. He is a Fellow of the American College of Clinical Pharmacology.

We believe that Dr. Steer is qualified to serve on our board of directors based on his experience as a senior manager in multiple biotechnology and medical device companies.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Board Composition

Our board of directors is currently composed of eight members. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2014 for the Class I directors, 2015 for the Class II directors and 2016 for the Class III directors.

The Class I directors will be Mr. Croxford and Drs. Steer and Winters.

The Class II directors will be Messrs. Godshall, Halperin and Satter.

The Class III directors will be Dr. Millis and Mr. Sears.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the sections of this prospectus captioned “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation, Bylaws and Fourth Amended and Restated Investors’ Rights Agreement” for a discussion of other anti-takeover provisions found in the certificate of incorporation.

Following this offering, certain of our stockholders affiliated with Mr. Satter, referred to as the Satter Investors, will retain contractual rights to nominate up to 40% of our directors, as provided in our fourth amended and restated investors’ rights agreement, dated as of August 28, 2013, as amended. To date, the Satter Investors have not exercised their rights to designate any candidates for nomination but have reserved the right to do so in the future. The rights of the Satter Investors to nominate directors are described under the caption “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation, Bylaws and Fourth Amended and Restated Investors’ Rights Agreement.”

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on The NASDAQ Global Market, or NASDAQ. Under the rules of NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members and compensation members must also satisfy separate independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Securities Exchange Act of 1934, as amended. Under the rules of NASDAQ, a director will only qualify as an “independent director” if, among other things, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3 and under the rules of NASDAQ, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, our board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent under the rules of NASDAQ, a member of a compensation committee of a listed company may not, other than in his or her capacity as a member of the compensation committee, our board of directors, or any other board committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries. Additionally, in determining whether a director is eligible to serve on the compensation committee, the listed company’s board must also consider the affiliate status of the director and whether such affiliation would impair the director’s judgment as a member of the compensation committee.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Drs. Millis and Steer and Messrs. Croxford, Godshall, Halperin, Satter and Sears, representing seven of our eight directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of NASDAQ.

In making this determination, our board of directors considered the relationships that each nonemployee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Lead Director

Our board of directors has established certain corporate governance principles in connection with this offering. Our board of directors determined as part of our bylaws that one of our directors should serve as a lead director. Mr. Satter has been appointed to serve as our Lead Director and Co-Chairman. As Lead Director, Mr. Satter will, among other responsibilities, coordinate the scheduling of, and preparing the agenda for, meetings of our board of directors, stockholders and independent directors, preside (or designate another director to preside) over such meetings, and define the scope, quality, quantity and timeliness of the flow of information between management and our board of directors that is necessary for our board of directors to effectively and responsibly perform its duties. While we have offered Mr. Satter the same compensation for his service as a member of our board of directors and as Lead Director as we pay to each other nonemployee member of our board of directors, Mr. Satter has declined to receive (and has not received) any compensation for his service on our board of directors or as Lead Director.

Our fourth amended and restated investors’ rights agreement, dated August 28, 2013, as amended, or the Senior Preferred IRA, provides that for so long as Mr. Satter and Dr. Winters both serve as members of our board of directors, each shall serve as Co-Chairman of our board of directors and Mr. Satter shall serve as our Lead Director. In the event that Mr. Satter serves as a member of our board of directors at a time when Dr. Winters does not, Mr. Satter will serve as our Chairman of the board and Lead Director. This provision survives the completion of this offering. Dr. Winters will serve as Co-Chairman only so long as he is both a director and Chief Executive Officer. As the Satter Investors’ ownership percentage decreases, their rights to nominate directors similarly decreases. The rights of the Satter Investors to nominate directors are described in more detail under the caption “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation, Bylaws and Fourth Amended and Restated Investors’ Rights Agreement.”

Board Committees

Our board of directors has an audit committee, a compensation committee, a nominating and governance committee, and a quality and technology committee, each of which has the composition and the responsibilities described below.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee will also:

•	oversee the work of our independent auditors;

•	approve the hiring, discharging and compensation of our independent auditors;

•	approve engagements of the independent auditors to render any audit or permissible non-audit services;

•	review the qualifications, independence and performance of the independent auditors;

•	review our financial statements and review our critical accounting policies and estimates;

•	review the adequacy and effectiveness of our internal controls;

•	review our policies with respect to risk assessment and risk management;

•	review and monitor our policies and procedures relating related person transactions; and

•	review and discuss with management and the independent auditors the results of our annual audit, our quarterly financial statements and our publicly filed reports.

The members of our audit committee are Messrs. Croxford, Sears and Godshall. Mr. Sears was appointed to our audit committee on May 13, 2013 and serves as the chairman. Our board of directors has determined that each of the members of our audit committee is independent under Rule 10A-3 and the rules of NASDAQ and financially literate, and that Mr. Sears qualifies as an audit committee financial expert within the meaning of the rules and regulations of the SEC.

Compensation Committee

Our compensation committee oversees our corporate compensation programs. The compensation committee will also:

•	review and recommend for approval by the independent members of our board of directors policies, plans and arrangements relating to compensation and benefits of our officers and employees;

•

review and recommend for approval by the independent members of our board of directors corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers;

•	evaluate the performance of our executive officers in light of established goals and objectives;

•	recommend compensation of our executive officers based on its evaluations;

•	administer the issuance of stock options and other awards under our equity compensation plans;

•	review and discuss with management the compensation discussion and analysis required by SEC rules;

•	engaging a compensation consultant, legal counsel or other advisors (other than in-house counsel) to advise on executive compensation and assess the independence of each in accordance with NASDAQ;

•	evaluating whether any compensation consultant, legal counsel or other advisor (other than in-house legal counsel) has a conflict of interest in accordance with the SEC rules; and

•	preparing the annual compensation committee report required by SEC rules.

The members of our compensation committee are Messrs. Croxford, Godshall, Satter and Sears and Dr. Steer. Dr. Steer is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the current rules of NASDAQ.

Nominating and Governance Committee

Our nominating and governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. The nominating and governance committee will also:

•	evaluate and make recommendations regarding the organization and governance of our board of directors and its committees;

•	assess the performance of members of our board of directors and make recommendations regarding committee and chair assignments;

•	recommend desired qualifications for board of director membership and conduct searches for potential members of our board of directors; and

•	review and make recommendations with regard to our corporate governance guidelines.

The members of our nominating and governance committee are Mr. Halperin and Drs. Millis and Steer. Mr. Halperin was appointed to our nominating and corporate governance committee on May 13, 2013 and serves as the chairman. Our board of directors has determined that each member of our nominating and governance committee is independent under the current rules of NASDAQ.

Quality and Technology Committee

Our quality and technology committee provides assistance to our board of directors in its oversight of product quality and safety, manufacturing practices, scientific and technical direction and human and animal studies. The members of our quality and technology committee are Drs. Millis and Steer and Mr. Croxford. Dr. Millis is the chairman of our quality and technology committee.

Committee Charters

Our board of directors has adopted charters for each of the audit committee, the compensation committee and the nominating and governance committee. These charters will be available on the corporate governance section of our website, which is located at www.vitaltherapies.com.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of our board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Business Conduct and Ethics

We intend to adopt a new written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the completion of this offering, a copy of the code of business conduct will be available on the corporate governance section of our website, which is located at www.vitaltherapies.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table summarizes the compensation paid to our Chief Executive Officer and our two other highest paid executive officers during the year ended December 31, 2012. We refer to these executive officers as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Terrence E. Winters, Ph.D.(3)	2012	325,000	—	266,174	—	591,174
Co-Chairman and Chief Executive Officer
Robert A. Ashley, M.A.	2012	250,479	—	166,358	25,111	441,948
Executive Vice President, Chief Operating Officer
Duane Nash, M.D, J.D.(4)	2012	198,702	25,000	166,358	83	390,143
Executive Vice President, Chief Business Officer

(1)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during the 2012 computed in accordance with the provisions of Accounting Standards Codification (ASC) 718, Compensation—Stock Compensation. The assumptions that we used to calculate these amounts are discussed in Note 8 to our financial statements appearing at the end of this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)	Includes $25,000 in relocation expenses paid to Mr. Ashley and company-paid premiums for group term life insurance for each of our executive officers.

(3)	Dr. Winters became a full-time employee in May 2012.

(4)	Dr. Nash became a full-time employee in March 2012 at which time he received a $25,000 sign-on bonus.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2012

The following table sets forth certain information concerning outstanding equity for our named executive officers awards at fiscal year-end (December 31, 2012):

Name	Vesting Commencement Date(2)		Number of Securities Underlying Unexercised Options Exercisable(1)	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Terence E. Winters, Ph.D.	2/8/2012	(3)	186,755	—	$0.43	3/31/2022
Co-Chairman and Chief Executive Officer	9/13/2012	(4)	386,672	—	8.00	9/25/2022
Robert A. Ashley, M.A.	2/8/2012	(5)	93,377	—	0.43	3/31/2022
Executive Vice President, Chief Operating Officer	4/25/2012	(6)	23,344	—	0.43	4/24/2022
	9/13/2012	(7)	241,670	—	8.00	9/25/2022
Duane Nash, M.D., J.D.	2/8/2012	(5)	93,377	—	0.43	3/31/2022
Executive Vice President, Chief Business Officer	4/25/2012	(6)	23,344	—	0.43	4/24/2022
	9/13/2012	(7)	241,670	—	8.00	9/25/2022

(1)

The options listed above are subject to an early exercise right and may be exercised in full prior to the vesting of the shares underlying such options. Any shares purchased by early exercising unvested options are subject to repurchase by the company in event the optionee ceases providing services to the company and are released from this repurchase right in accordance with the options original vesting schedule. Vesting of all options or early exercise shares is subject to continued service on the applicable vesting date.

(2)	All options listed above vest in equal monthly installments over the four year period following the vesting commencement date.

(3)	38,900, or 21%, of the shares subject to these options were vested as of December 31, 2012.

(4)	24,165, or 6%, of the shares subject to these options were vested as of December 31, 2012.

(5)	19,450, or 21%, of the shares subject to these options were vested as of December 31, 2012.

(6)	3,888, or 17%, of the shares subject to these options were vested as of December 31, 2012.

(7)	15,102, or 6%, of the shares subject to these options were vested as of December 31, 2012.

Executive Employment Arrangements

Terence E. Winters

We entered into an employment letter agreement, dated             , with Dr. Winters, which sets forth the terms and conditions of his employment with us. The employment letter agreement has no specific term and provides for at-will employment. Dr. Winters’ current annual base salary is $450,000.

Robert A. Ashley

We entered into an employment letter agreement, dated             , with Mr. Ashley, which sets forth the terms and conditions of his employment with us. The employment letter agreement has no specific term and provides for at-will employment. Mr. Ashley’s current annual base salary is $350,000.

Duane Nash

We entered into an employment letter agreement, dated             , with Dr. Nash, which sets forth the terms and conditions of his employment with us. The employment letter agreement has no specific term and provides for at-will employment. Dr. Nash’s current annual base salary is $350,000.

Michael Swanson

We entered into an employment letter agreement, dated August 26, 2013, with Michael Swanson, our current Chief Financial Officer, which sets forth the terms and conditions of his employment with us. The employment letter agreement has no specific term and provides for at-will employment. Mr. Swanson’s current annual base salary is $325,000 and his annual bonus opportunity is 25% of his annual base salary. In addition, Mr. Swanson will receive an option grant to purchase 90,000 shares of our common stock at an exercise price per share no less than the fair value of our common stock on the date of grant and vesting over a period of four years from his employment start date in equal monthly installments, subject to Mr. Swanson continuing to provide services to us.

Executive Change of Control and Severance Agreements

We expect that each of our named executive officers (and Mr. Swanson) will enter into a change of control and severance agreement, which will provide for the severance and change of control benefits described below. Each change of control and severance agreement will become effective upon the completion of this offering.

If prior to or after the twelve-month period following a change of control (such period, the “Change of Control Period”), his employment is terminated without “cause” or he resigns for “good reason” (as such terms are defined in his change of control and severance agreement), he will be eligible to receive the following benefits if he timely signs and does not revoke a release of claims:

•	continued payment of base salary for a period of six months (12 months in the case of Dr. Winters); and

•

payment by us for up to six months (12 months in the case of Dr. Winters) of COBRA premiums to continue health insurance coverage for him and his eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law.

If, within the Change of Control Period, his employment is terminated without cause or he resigns for good reason, he will be entitled to the following benefits if he timely signs a release of claims:

•

a lump sum payment equal to (x) 12 months (18 months in the case of Dr. Winters) his annual base salary (for the year of the change of control or his termination, whichever is greater), plus (y) 1x (1.5x in the case of Dr. Winters) the greater of: (A) his target annual bonus (for the year of the change of control or his termination, whichever is greater) or (B) his actual bonus for performance relating to the calendar year immediately prior to the calendar year of his termination;

•

payment by us for up to 12 months (18 months in the case of Dr. Winters) of COBRA premiums to continue health insurance coverage for him and his eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law; and

•	100% accelerated vesting of all outstanding equity awards.

In addition, in the event any of the amounts provided for under these agreements or otherwise payable to our named executive officers (and Mr. Swanson) would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, the named executive officer (and Mr. Swanson) would be entitled to receive either full payment of benefits under this agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer (and Mr. Swanson). The agreements do not require us to provide any tax gross-up payments.

Director Compensation

The following table summarizes compensation paid to our nonemployee directors during or with respect to the fiscal year ended December 31, 2012. Messrs. Godshall, Satter and Sears were not elected to our board of directors until 2013.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)		Total ($)
Philip M. Croxford(2)	25,000	23,290	(6)	48,290
J. Michael Millis, M.D.(3)	43,250	23,290	(7)	66,540
Randolph C. Steer, M.D., Ph.D.(4).	36,250	23,290	(8)	59,540
Errol R. Halperin(5)	5,500	—		5,500

(1)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during the fiscal year computed in accordance with the provisions of ASC 718. The assumptions that we used to calculate these amounts are discussed in Note 8 to our financial statements appearing at the end of this prospectus. These amounts do not reflect the actual economic value that will be realized by the director upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)	Mr. Croxford’s fees earned or paid in cash include $7,500 deferred from the third and fourth quarters of 2011 and the first quarter of 2012.

(3)	Dr. Millis’ fees earned or paid in cash include $18,750 deferred from the third and fourth quarters of 2011 and the first quarter of 2012. Dr. Millis also received $7,000 in fees earned from services as Director of our Clinical Advisory Board.

(4)	Dr. Steer’s fees earned or paid in cash include $18,750 deferred from the third and fourth quarters of 2011 and the first quarter of 2012.

(5)	Mr. Halperin was appointed to our board of directors in December 2012.

(6)	Consists of 50,175 stock options outstanding as of December 31, 2012.

(7)	Consists of 50,175 stock options outstanding as of December 31, 2012.

(8)	Consists of 50,175 stock options outstanding as of December 31, 2012.

Director Compensation Policy

Beginning April 1, 2012, we paid our nonemployee directors (other than Mr. Satter who has not received any compensation for his service on our board of directors) an annual fee of $20,000 each as compensation for their service on our board of directors. These fees are payable quarterly ($5,000 per quarter). For each board meeting exceeding four per year, an additional $2,500 are paid for each in person meeting and $500 for each telephonic meeting.

On May 13, 2013, our board of directors approved a new compensation policy for our nonemployee directors (other than Mr. Satter, who has elected not to receive any compensation for his service as Co-Chairman or a director) which provides for the following compensation to our non-employee directors:

•	each nonemployee director will receive an annual base retainer of $30,000;

•

in addition to the $30,000 annual base retainer, the chairman of our audit committee will receive an annual fee of $15,000 and other members of our audit committee will receive an annual fee of $7,000;

•

in addition to the $30,000 annual base fee, the chairman of our compensation committee will receive an annual fee of $10,000 and other members of our compensation committee will receive an annual fee of $5,000;

•

in addition to the $30,000 annual base fee, the chairman of our nominating and corporate governance committee will receive an annual fee of $10,000 and other members of our nominating and corporate governance committee will receive an annual fee of $5,000; and

•	in addition to the fees listed above, each director shall receive $2,500 for each meeting in excess of four meetings per year and $500 for each telephonic meeting.

Pursuant to this policy, each new director will receive an initial grant of 50,175 non-qualified common stock options at an exercise price equal to the then fair value of one share of our common stock, vesting monthly over four years, subject to the director’s continued service with us.

Dr. Winters is not eligible to receive any board compensation because he is an employee. Mr. Satter has declined board compensation. We reimburse our directors for their reasonable expenses incurred in connection with attending board and committee meetings (other than Mr. Satter, who is not seeking reimbursement for such expenses).

In June 2013, each of our nonemployee directors was offered the opportunity to participate in our Senior Preferred Stock financing and to receive one non-qualified option to purchase our common stock for each share of Senior Preferred Stock purchased in the financing, up to a total investment of $500,000. As of June 30, 2013, Messrs. Croxford, Godshall, Halperin and Sears have purchased 3,750, 31,250, 20,667 and 31,250 shares of Senior Preferred Stock, respectively, and were granted an equivalent number of stock options. While the Satter Investors have participated in the Senior Preferred Stock financing and purchased shares of our Senior Preferred Stock, Mr. Satter has declined to receive (and has not received) any stock options.

Equity Incentive Plans

2013 Equity Incentive Plan

Our board of directors has adopted, and we will ask our stockholders to approve, our 2013 Equity Incentive Plan, which we refer to as the 2013 Plan. The 2013 Plan will become effective on the date of the completion of this offering. Our 2013 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve.    The shares reserved for issuance under the 2013 Plan will initially include (a) those shares reserved but unissued under the 2012 Stock Option Plan (the “2012 Plan”), as of the effective date described above and (b) shares returned to the 2012 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2013 Plan pursuant to (a) and (b) is 3,200,000 shares). In addition, the 2013 Plan provides for annual increases in the number of shares available for issuance thereunder on the last day of each fiscal year, beginning with our 2013 fiscal year, equal to the lesser of:

•	1,200,000 shares of our common stock;

•	3% of the outstanding shares of our common stock on the second-to-the-last day of the fiscal year; or

•	an amount as our board of directors may determine.

Administration.    Our board of directors or a committee of our board of directors will administer our 2013 Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two (2) or more “outside directors” within the meaning of Section 162(m) of the Code. In addition, if we determine it is desirable to qualify transactions under the 2013 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2013 Plan, the administrator will have the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also will have the authority to institute, without stockholder approval, an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices), awards of a different type or cash, or outstanding awards may be transferred to a third party.

Stock Options.    Our 2013 Plan provides for the grant of incentive stock options and nonstatutory stock options. The grant of incentive stock options that qualify under Section 422 of the Code may only be made to our employees and those of any parent or subsidiary of ours. Nonstatutory stock options may be granted to our employees, directors, consultants, independent contractors and advisors. The exercise price of options granted under our 2013 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten (10) years, except that with respect to any participant who owns ten percent (10%) of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five (5) years, and the exercise price must equal at least one hundred ten percent (110%) of the fair market value on the grant date. Subject to the provisions of our 2013 Plan, the administrator will determine the terms of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested, for the period of time specified in the option agreement. In the absence of a specified time in the option agreement, the option generally will remain exercisable for twelve (12) months following a termination due to death or disability, and for three (3) months in all other cases. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights.    Our 2013 Plan provides for the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair value of our common stock between the exercise date and the date of grant. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than one hundred percent (100%) of the fair value per share on the date of grant. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock Awards.    Our 2013 Plan provides for the grant of restricted stock awards. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee.

The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.    Our 2013 Plan provides for the grant of restricted stock units. Restricted stock units are bookkeeping entries representing an amount equal to the fair value of one share of our common stock. Subject to the provisions of our 2013 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Shares.    Our 2013 Plan provides for the grant of performance units and performance shares. Performance units and performance shares are awards that will result in a payment to a participant only if the vesting criteria established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Nonemployee Directors.    Our 2013 Plan provides that all nonemployee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2013 Plan. In connection with this offering, we intend to implement a formal policy pursuant to which our nonemployee directors will be eligible to receive equity awards under the 2013 Plan. Our 2013 Plan provides that the number of shares subject to awards granted to a nonemployee director in a given fiscal year will not be greater than 100,000, increased to 150,000 in the fiscal year of his or her initial service as a nonemployee director.

Transferability of Awards.    Unless the administrator provides otherwise, our 2013 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2013 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the 2013 Plan or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the 2013 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards, to the extent that they have not been previously exercised, will terminate immediately prior to the consummation of such proposed transaction.

Change in Control Transactions.    Our 2013 Plan provides that in the event of a merger or change in control, as defined in the 2013 Plan, each outstanding award will be treated as the administrator determines, including, without limitation, that awards may be assumed or substituted for by the acquiring or succeeding corporation, awards may be terminated immediately prior to the consummation of the merger or change in control, awards may vest in whole or in part prior to or upon consummation of the merger or change in control and, to the extent the administrator determines, terminate on the effectiveness of the merger or change in control, or awards may be terminated in exchange for cash or property or replaced with other rights or property. If a successor corporation does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse and all performance goals or other vesting criteria applicable to such award will be deemed achieved at one hundred percent (100%) of target levels. Additionally, if a successor corporation does not assume or substitute an option or stock appreciation right, the administrator will notify the participant in writing or electronically that such award will be exercisable for a specified period of time determined by the administrator prior to the transaction, and such award will then terminate upon the expiration of such period. The administrator will not be required to treat all awards similarly in the event of a merger or change in control. In addition, in the event of a change of control, options, stock appreciation rights, restricted stock, and restricted stock units held by our nonemployee directors, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at one hundred percent (100%) of target levels, and all other terms and conditions met.

Plan Amendments and Termination.    Our 2013 Plan will automatically terminate in 2023, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2013 Plan provided such action does not impair the rights of any participant unless mutually agreed to in writing by the participant and us.

2012 Stock Option Plan

Our 2012 Plan was adopted by our board of directors in April 2012 and approved by our stockholders in September 2012. Our 2012 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our 2012 Plan following this offering; instead, we will grant awards under our 2013 Plan. However, our 2012 Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

Share Reserve.     As of June 30, 2013, under the 2012 Plan, options to purchase 2,672,904 shares of common stock were outstanding, and 55,186 shares were available for future grant under our 2012 Plan. Additionally, we increased the share reserve under our 2012 Plan on July 2, 2013 by an additional 350,000 shares to an aggregate of 3,078,090 total shares of our common stock available for issuance pursuant to our 2012 Plan.

Administration.     Our board of directors currently administers our 2012 Plan. Under our 2012 Plan, the administrator has the power to determine the terms of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Stock Options.     With respect to all incentive stock options granted under the 2012 Plan, the exercise price must at least be equal to the fair value of our common stock on the date of grant. With respect to all nonstatutory stock options granted under the 2012 Plan, the exercise price must at least be equal to eighty-five percent (85%) of the fair value of our common stock on the date of grant. However, with respect to any participant who owns ten percent (10%) of the voting power of all classes of our outstanding stock as of the grant date, the exercise price of the option must equal at least one hundred ten percent (110%) of the fair value on the grant date. The term of an option may not exceed ten (10) years, except that with respect to any participant who owns ten percent (10%) of the voting power of all classes of our outstanding stock as of the grant date, the term of an incentive stock option must not exceed five (5) years.

All options granted under the Plan are exercisable immediately subject to which we have a repurchase right that lapses as the option vests.

Unless otherwise provided by our board of directors in the option agreement, after termination of an employee, director or consultant (other than due to death or disability), he or she may exercise his or her option, to the extent vested, for a period of three (3) months following such termination. If termination is due to death or disability, the option will remain exercisable for a period of twelve (12) months following such termination, or such longer period of time as approved by our board of directors and specified in the stock option agreement. However, an option generally may not be exercised later than the expiration of its term.

Transferability.     Unless the administrator provides otherwise, our 2012 Plan generally does not allow for the transfer of awards under the 2012 Plan other than by will, the laws of descent and distribution, and only the recipient of an option or stock purchase right may exercise an award during his or her lifetime.

Certain Adjustments.     In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2012 Plan, our board of directors may make adjustments to the class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards, to the extent that they have not been previously exercised, will terminate immediately prior to the consummation of such proposed transaction.

Change in Control Transactions.     Our 2012 Plan provides that in the event of a change in control, as defined in the 2012 Plan, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof may assume or substitute an equivalent award for each outstanding option under the 2012 Plan. If there is no assumption or substitution of outstanding options, such options will terminate upon the expiration of such stated notice period.

Plan Amendments and Termination.     Our board of directors has the authority to amend, alter, suspend or terminate the 2012 Plan, provided (i) such action does not impair the rights of any participant unless mutually agreed to in writing by the participant and us or (ii) such action is required to enable an option designated as an incentive stock option to qualify as an incentive stock option or is necessary to comply with any applicable law, regulation or rule. We intend to terminate the 2012 Plan as to new awards as of the effective date of this offering.

Executive Incentive Compensation Plan

Our Executive Incentive Compensation Plan, or Incentive Plan, was adopted by our board of directors on July 8, 2013. The Incentive Plan allows our board of directors or its committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our board of directors or its committee.

Under the Incentive Plan, our board of directors or its committee determines the performance goals applicable to any award, which goals may include, without limitation, the attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, cash position, earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), earnings per share, net income, net profit, net sales, operating cash flow, operating expenses, operating income, operating margin, overhead and other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total shareholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include the Company’s financial results may be determined in accordance with U.S. generally accepted accounting principles, or GAAP, or such financial results may consist of non-GAAP financial measures. The performance goals may be on an individual, divisional, business unit or Company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our board of directors or its committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion or our board of directors or its committee. Our board of directors or its committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the last day of the performance period. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Incentive Plan.

Our board of directors has the authority to amend, alter, suspend or terminate the Incentive Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

Limitation on Liability and Indemnification Matters

The amended and restated certificate of incorporation to be in effect upon the completion of this offering, will limit or eliminate the personal liability of our directors to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments related to dividends or unlawful stock repurchases, redemptions, or other distributions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

The amended and restated bylaws to be in effect upon the completion of this offering provide that we indemnify our directors and officers to the fullest extent permitted by Delaware law. These amended and restated bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2010 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus titled “Executive and Director Compensation.”

Senior Preferred Stock Financing

Effective as of June 5, 2013, we entered into a fourth amended and restated senior preferred stock purchase agreement, or Senior Preferred Purchase Agreement, with Muneer A. Satter Revocable Trust and certain affiliated trusts and other entities, or the Satter Investors, certain of our directors and officers and certain unaffiliated third party investors, all of which are collectively referred to herein as the Investors. Muneer A. Satter is a member of our board of directors and is the trustee of the Muneer A. Satter Revocable Trust and the trustee, investment advisor or manager of each other Satter Investor. In his capacity as trustee, investment advisor or manager as applicable, Mr. Satter has sole voting and dispositive power over all shares held by the Satter Investors. The Senior Preferred Purchase Agreement contemplates the issuance by us of an aggregate of $108.8 million of our senior redeemable and convertible preferred stock for the purchase price of $8.00 per share to the Investors. As of June 30, 2013, we had issued an aggregate of 7,811,970 shares of our senior redeemable and convertible preferred stock for an aggregate purchase price of $62.5 million. Upon completion of this offering, all rights and obligations under the Senior Preferred Purchase Agreement with respect to the issuance and sale of additional shares of our senior redeemable and convertible preferred stock will terminate automatically and be of no further force or effect.

The following table presents the number of shares issued to our directors, officers and holders of more than 5% of our capital stock or entities affiliated with them.

Purchaser	Shares of Senior Preferred Stock	Aggregate Purchase Price
Trusts and Other Entities Affiliated with Muneer A. Satter(1)	2,995,638	$23,965,101
BSL Associates LLC and Affiliated Entities(2)	625,000	5,000,000
Lowell E. Sears	31,250	250,000
Douglas Godshall	31,250	250,000
Phillip M. Croxford	3,750	30,000
Errol R. Halperin(3)	20,667	165,336
Aron P. Stern	278	2,224

(1)	Includes shares held by Muneer A. Satter Revocable Trust and various other trusts and other entities for which Mr. Satter serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive control over such shares.
(2)	Consists of shares held by BSL Associates LLC and NP1 LLC for which Ralph Finerman serves as sole manager and, in such capacity, has sole voting and dispositive control over such shares.
(3)	Consists of 20,667 shares held by Errol R. Halperin and Libby G. Halperin.

The Senior Preferred Purchase Agreement provides to certain of the Investors (including the Satter Investors) certain rights relating to the delivery of certain financial statements and other information. In addition, the Senior Preferred Purchase Agreement restricts the issuance of stock options or any comparable equity or equity-based incentives to any person who was a director, officer or other member of senior management as of September 25, 2012 unless such person shall have received a material promotion and commensurate increase in duties and responsibilities. While the information rights described above will be suspended for so long as we are subject to and remain in compliance with the periodic reporting requirements of the SEC, the restrictions on future equity awards described in this paragraph, as well as certain other covenants and agreements contained in the Senior Preferred Purchase Agreement, will survive completion of the offering and remain in full force and effect in accordance with their terms.

Senior Preferred Investors’ Rights Agreement

We and certain of our directors and stockholders, including the Satter Investors and certain other stockholders who hold greater than 5% of our outstanding capital stock, are parties to a fourth amended and restated investors’ rights agreement, dated August 28, 2013, or the Senior Preferred IRA. The Senior Preferred IRA contains customary registration rights and related provisions, including customary market standoff provisions.

The Senior Preferred IRA also provides that, for so long as the Satter Investors hold at least 30% of our outstanding common stock, the Satter Investors will have the right to nominate 40% of our directors (rounded up to the nearest whole number). If the Satter Investors hold less than 30% (but at least 20%) of our outstanding common stock, they will have the right to nominate 30% of our directors (rounded up to the nearest whole number). If the Satter Investors hold less than 20% (but at least 10%) of our outstanding common stock, they will have the right to nominate 20% of our directors (rounded up to the nearest whole number). If the Satter Investors hold less than 10% (but at least 2%) of our outstanding common stock, they will have the right to nominate 10% of our directors (rounded up to the nearest whole number). For so long as the Satter Investors hold less than 2% of our outstanding common stock, they will not have the contractual right to nominate any representatives to our board of directors. These rights survive the completion of this offering. To date the Satter Investors have not exercised their rights to nominate any directors, but they have reserved the right to do so in the future.

The Senior Preferred IRA provides that for so long as Mr. Satter and Dr. Winters both serve as members of our board of directors, each shall serve as co-chairman of our board of directors and Mr. Satter shall serve as our Lead Director. In the event that Mr. Satter serves as a member of our board of directors at a time when Mr. Winters does not, Mr. Satter will serve as our chairman of the board and Lead Director. This provision survives the completion of this offering. Mr. Winters will serve as Co-Chairman only so long as he is both a director and Chief Executive Officer.

Convertible Debt Financing

Between May 14, 2012 and September 10, 2012, we sold an aggregate of $7.2 million in secured convertible promissory notes to certain of the Satter Investors. On September 25, 2012, these secured convertible promissory notes converted into an aggregate of 911,949 shares of our senior redeemable and convertible preferred stock pursuant to the terms of the notes.

Junior Preferred Securities Purchase Agreement

We entered into a securities purchase agreement on February 3, 2012, or the Junior Preferred Purchase Agreement, in connection with the sale of Junior Preferred Stock. Pursuant to the Junior Preferred Stock Purchase Agreement, we sold an aggregate of 3,501,400 shares of our Junior Preferred Stock. The purchase included a holder of more than 5% of our capital stock, a director and an officer.

Purchaser	Shares of Junior Preferred Stock	Aggregate Purchase Price
Trusts and Other Entities Affiliated with Muneer A. Satter(1)	2,589,764	$1,109,455
Terence E. Winters, Ph.D.(2)	116,713	50,000
Aron P. Stern	4,669	2,000

(1)	Includes shares held by Muneer A. Satter Revocable Trust and various other trusts and other entities for which Mr. Satter serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive control over such shares.
(2)	Consists of 116,713 shares held by Terence E. Winters and Eileen Y. Winters.

The Junior Preferred Purchase Agreement contains various negative and affirmative covenants, including those requiring us to deliver specified financial statements and annual budgets to certain investors, and other covenants rights with respect to the management of our company. This agreement will be terminated in full at or prior to completion of this offering.

Junior Preferred Investors’ Rights Agreement

Our company and certain of the holders of our junior preferred stock are parties to an investors’ rights agreement, dated February 23, 2012, or the Junior Preferred IRA. The Junior Preferred IRA contains certain restrictions on transfer, registration rights, market standoff provisions and various affirmative and negative covenants with respect to management of our company. Upon the completion of this offering, all covenants in this agreement, except for the rights relating to the registration of shares under the Securities Act, will terminate. For a description of these registration rights, see the section of this prospectus entitled “Description of Capital Stock—Registration Rights.”

Series D Investors’ Rights Agreement

We and certain of our stockholders are parties to an investors’ rights agreement, dated June 7, 2011, or the Series D IRA. The Series D IRA contains restrictions on transfer (for compliance with applicable securities laws) and customary registration rights. Upon the completion of this offering, all covenants in this agreement, except for the rights relating to the registration of shares under the Securities Act, will have terminated. For a description of these registration rights, see the section of this prospectus entitled “Description of Capital Stock—Registration Rights.”

Indemnification of Officers and Directors

We have also entered into indemnification agreements with each of our directors, executive officers and certain controlling persons. The indemnification agreements and our amended restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See “Management—Limitations on Liability and Indemnification Matters” above.

Related-Person Transactions Policy

We are in the process of adopting a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration, approval and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a past, present or future transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. Various transactions are not covered by this policy, including transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person, equity and debt financing transactions with a related person that are approved by the Board, and other transactions not otherwise discloseable under Item 404 of Regulation S-K. A “related person,” as determined since the beginning of our last fiscal year, is any executive officer, director or nominee to become director, a holder of more than 5% of our common stock, including any immediate family members of such persons. Any related-person transaction may only be consummated if approved or ratified by the affirmative vote of seventy-five percent (75%) of our dis-interested directors then in office in accordance with the policy guidelines set forth below.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee for review and recommendation for approval to our board of directors. In considering related-person transactions, our audit committee and board of directors take into account the relevant available facts and circumstances including, but not limited to whether the terms of such transaction are no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval process. We did not previously have a formal policy concerning transactions with related persons.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of June 30, 2013 by:

•	each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information shown in the table is based on an aggregate of 11,919,583 shares of our common stock and is comprised of 606,213 shares of our common stock outstanding as of June 30, 2013 and 11,313,370 shares of our common stock issuable upon conversion of our outstanding shares of preferred stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options and warrants that are either immediately exercisable or exercisable on or before August 29, 2013, which is 60 days after June 30, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options and warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address of each of the individuals and entities named in the table below is c/o Vital Therapies, Inc., 15222 Avenue of Science, Suite B, San Diego, California 92128. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares of Common Stock Beneficially Owned Before the Offering		Shares of Common Stock Beneficially Owned After the Offering
	Number	Percent	Number	Percent
5% Stockholders:
Trusts and Other Entities Affiliated with Muneer A. Satter(1)	5,854,167	48.60%			%
Entities Affiliated with BSL Entities(2)	625,000	5.24%
Named Executive Officers and Directors:
Terence E. Winters, Ph.D. (3)	692,322	5.57%
Robert A. Ashley(4).	358,391	2.92%
Duane Nash, M.D., J.D.(5)	367,615	2.99%
Muneer A. Satter(1).	5,854,167	48.60%
Douglas E. Godshall(6)	112,675	*
Philip M. Croxford(7)	57,675	*
J. Michael Millis, M.D.(8)	50,263	*
Randolph C. Steer, M.D., Ph.D.(9)	50,611	*
Errol R. Halperin(10)	91,509	*
Lowell E. Sears(11)	112,675	*
All directors and executive officers as a group (11 people)(12)	7,896,511	57.49%

(1)	Consists of 5,727,519 shares and warrants to acquire 126,648 shares that are held by Muneer A. Satter Revocable Trust and various other trusts and other entities for which Mr. Satter serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive control over all such shares.

(2)	Consists of 541,667 shares held by BSL Associates LLC and 83,333 shares held by NP1 LLC (collectively referred to as the “BSL Entities”). Ralph Finerman is the sole manager of BSL Associates LLC and NP1 LLC and has voting and dispositive power over the shares held by the BSL Entities.

(3)	Consists of 59,877 shares held by Terence E. Winters, 116,952 shares held by Terence E. Winters and Eileen Y. Winters, 427 shares that may be acquired pursuant to the exercise of warrants held of record by Terence E. Winters, and options to purchase 515,066 shares of common stock.

(4)	Consists of options to purchase shares of common stock.

(5)	Consists of 9,224 shares held by Duane Nash and Jazibe Nash and options to purchase 358,391 shares of common stock.

(6)	Consists of 31,250 shares held and options to purchase 81,425 shares of common stock.

(7)	Consists of 20,091 shares held and options to purchase 37,584 shares of common stock.

(8)	Consists of 16,429 shares held and options to purchase 33,834 shares of common stock.

(9)	Consists of 299 shares held, 137 shares that may be acquired pursuant to the exercise of warrants, and options to purchase 50,175 shares of common stock.

(10)	Consists of 40,000 shares held by Errol R. Halperin, 20,667 shares held by Errol R. Halperin and Libby G. Halperin, and options to purchase 30,842 shares of common stock.

(11)	Consists of 31,250 shares held and options to purchase 81,425 shares of common stock.

(12)	Consists of (i) 6,073,558 shares held, 127,213 shares that may be acquired pursuant to the exercise of warrants, and options to purchase 1,547,133 shares of common stock as reflected in footnotes 1 through 10, and (ii) 6,196 shares, 55 shares that may be acquired pursuant to the exercise of warrants, and options to purchase 142,357 shares of common stock held directly by one officer who is not a named executive officer.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon consummation of this offering. The summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of Delaware law.

General

Upon the closing of this offering and the filing of the amended and restated certificate of incorporation to be effective upon completion of this offering, our authorized capital stock will consist of                 shares of common stock, par value $0.0001 per share, and                 shares of preferred stock, par value $0.0001 per share.

Upon the closing of this offering, all the outstanding shares of our existing preferred stock will automatically convert into an aggregate of 11,313,370 shares of our common stock.

Common Stock

Outstanding Shares

Based on 606,213 shares of common stock outstanding as of June 30, 2013, the conversion of preferred stock outstanding as of June 30, 2013 into 11,313,370 shares of common stock upon the completion of this offering, the issuance of                 shares of common stock in this offering, and no exercise of options or warrants, there will be                 shares of common stock outstanding upon the closing of this offering. As of June 30, 2013, assuming the conversion of all outstanding convertible preferred stock into common stock upon the closing of this offering, we had approximately 195 record holders of our common stock.

As of June 30, 2013, there were 250,646 shares of common stock subject to outstanding warrants, and 2,672,904 shares of common stock subject to outstanding options.

Voting

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this absence of cumulative voting, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. In addition, our amended and restated certificate of incorporation also provides that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the combined voting power of all our stockholders entitled to vote on the election of directors, voting together as single class.

Subject to supermajority votes for some matters, matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter, provided that the holders of our common stock are not allowed to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders or one or more such series, to approve such amendment. The affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors and, in some cases, the affirmative vote of a majority of minority shareholders entitled to vote in any annual election of directors are required to amend or repeal our bylaws, amend or repeal certain provisions of our certificate of incorporation, approve certain transactions with certain affiliates, or approve the sale or liquidation of the company.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. For more information, see “Dividend Policy.”

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preferences that may be granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering, when paid for, will be fully paid and nonassessable.

Preferred Stock

As of June 30, 2013, there were (i) 7,811,970 shares of our senior preferred stock outstanding and (ii) 3,501,400 shares of our junior preferred stock outstanding. All outstanding shares of our preferred stock will convert into shares of our common stock upon consummation of this offering.

Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to                 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock.

Following completion of this offering, our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options

As of June 30, 2013, we had outstanding options to purchase an aggregate of 2,672,904 shares of our common pursuant to our 2012 Stock Plan, at a weighted-average exercise price of $6.26. As of June 30, 2013, 55,186 shares of our common stock remain available for future grant or issuance under our 2012 Stock Plan.

Warrants

As of June 30, 2013, we had outstanding warrants to purchase an aggregate of 250,646 shares of our common stock at a weighted-average exercise price of $95.21.

Registration Rights

Under our investors’ rights agreements, following the closing of this offering, the holders of approximately                  shares of common stock (including the shares underlying the warrants described in “Shares Eligible for Future Sale—Warrants”) or their transferees, have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Senior Preferred Investors’ Rights Agreement

Pursuant to our fourth amended and restated investors’ rights agreement, dated August 28, 2013, as amended, or the Senior Preferred IRA, the holders of 11,405,678 shares of common stock, including shares of common stock issuable upon exercise of outstanding warrants and options, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Beginning on the date that is 180 days following the effective date of this prospectus, and subject to limitations in the Senior Preferred IRA agreement, including our ability to delay registration in certain circumstances, the holders of at least 25% of these securities then outstanding may demand on three occasions, that we use our reasonable best efforts to register these securities using a long form registration statement for public resale if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $15 million. If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. After completion of this offering, we will be obligated to use our reasonable best efforts to make short form registration statements available, and after such time the holders of at least 25% of these securities then outstanding may also demand, but not more than two times in any 12-month period, that we register all or a portion of these securities using a short form registration statement, provided, among other limitations, that the proposed aggregate selling price is at least $15 million. We will be responsible for paying all registration expenses, including the reasonable fees of legal counsel for the selling holders, and the holders selling their shares will be responsible for paying all selling expenses.

Registration rights under the Senior Preferred IRA terminate, as to a given holder of registration rights, when such holder and such holder’s affiliates can sell all of their registrable securities in a three-month period pursuant to Rule 144.

Junior Preferred Investors’ Rights Agreement

Pursuant to our investors’ rights agreement, dated February 23, 2012, or the Junior Preferred IRA, the holders of 705,048 shares of common stock, including shares of common stock issuable upon exercise of outstanding warrants or options, or their transferees will be entitled to certain rights with respect to the registration of such shares under the Securities Act. After the earlier of the third anniversary of the Junior Preferred IRA or six months after the effective date of this prospectus, and subject to limitations in the agreement, including our ability to delay registration in certain circumstances, the holders of at least 25% of these securities then outstanding may require, on two occasions, that we use our best efforts to register these securities using a long form registration statement for public resale if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $7 million. Following our initial public offering, if we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering to as few as 45% of the offering. After completion of this offering, the holders of these securities then outstanding may also require us, but not more than one time in any 12-month period, to register all or a portion of these securities using a short form registration statement when the use of that form becomes available to us, provided, among other limitations, that the proposed aggregate selling price is at least $1 million. We will be responsible for paying all registration expenses, including the reasonable fees of legal counsel for the selling holders, and the holders selling their shares will be responsible for paying all selling expenses.

Registration rights under Junior Preferred IRA terminate upon the earliest of (i) the date that is five years after the effective date of this prospectus, or (ii) as to a given holder of registration rights, when such holder and such holder’s affiliates can sell all of their registrable securities in a three-month period pursuant to Rule 144.

Series D Investors’ Rights Agreement

Pursuant to our investors’ rights agreement, dated June 7, 2011, or the Series D IRA, the holders of 892,709 shares of common stock, including shares of common stock issuable upon exercise of outstanding warrants or options, or their transferees will be entitled to certain rights with respect to the registration of such shares under the

Securities Act. After the earlier of the third anniversary of the Series D IRA or six months after the effective date of this prospectus, and subject to limitations in the agreement, including our ability to delay registration in certain circumstances, the holders of at least 25% of these securities then outstanding may require, on two occasions, that we use our best efforts to register these securities using a long-form registration statement for public resale if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $7 million. Following our initial public offering, if we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering to as few as 45% of the offering. After completion of this offering, the holders of these securities then outstanding may also require us, but not more than one time in any 12-month period, to register all or a portion of these securities using a short form registration statement when the use of that form becomes available to us, provided, among other limitations, that the proposed aggregate selling price is at least $1 million. We will be responsible for paying all registration expenses, including the reasonable fees of legal counsel for the selling holders, and the holders selling their shares will be responsible for paying all selling expenses.

Registration rights under the Series D IRA terminate upon the earliest of (i) the date that is five years after the effective date of this prospectus, or (ii) as to a given holder of registration rights, when such holder and such holder’s affiliates can sell all of such holder’s registrable securities in a three month-period pursuant to Rule 144.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation, Bylaws and Fourth Amended and Restated Investors’ Rights Agreement

Certain provisions of Delaware law, our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon completion of this offering, and the Senior Preferred IRA contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon completion of this offering include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by a supermajority (75%) vote of our directors then in office;

•	our board of directors may amend or repeal our bylaws only pursuant to a supermajority (75%) vote of our directors then in office;

•	our stockholders may amend or repeal our bylaws only pursuant to a supermajority (75% and majority of the minority, if applicable) vote of the outstanding shares of our capital stock;

•

require in general the approval of a supermajority (75% and majority of the minority, if applicable) vote of our outstanding shares of capital stock to amend or repeal certain provisions of our certificate of incorporation;

•	require the approval of a supermajority (75% and majority of the minority, if applicable) vote of our outstanding shares of capital stock to approve the sale or liquidation of the company;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause by a supermajority (75%) vote of our outstanding shares of capital stock;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	provide that in general the number of directors on our board may only be fixed from time to time by a supermajority (75%) vote of our directors then in office; and

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms

Senior Preferred Investors’ Rights Agreement

The Senior Preferred IRA also provides that, for so long as the Satter Investors hold at least 30% of our outstanding common stock, the Satter Investors will have the right to nominate 40% of our directors (rounded up to the nearest whole number). If the Satter Investors hold less than 30% (but at least 20%) of our outstanding common stock, they will have the right to nominate 30% of our directors (rounded up to the nearest whole number). If the Satter Investors hold less than 20% (but at least 10%) of our outstanding common stock, they will have the right to nominate 20% of our directors (rounded up to the nearest whole number). If the Satter Investors hold less than 10% (but at least 2%) of our outstanding common stock, they will have the right to nominate 10% of our directors (rounded up to the nearest whole number). For so long as the Satter Investors hold less than 2% of our outstanding common stock, they will not have the contractual right to nominate any representatives to our board of directors. These rights survive the completion of this offering. To date the Satter Investors have not exercised their rights to nominate any directors, but they have reserved the right to do so in the future.

The Senior Preferred IRA provides that for so long as Mr. Satter and Dr. Winters both serve as members of our board of directors, each shall serve as Co-Chairman of the board of directors and Mr. Satter shall serve as our Lead Director. In the event that Mr. Satter serves as a member of our board of directors at a time when Mr. Winters does not, Mr. Satter will serve as our Chairman of the board and Lead Director. This provision survives the completion of this offering. Mr. Winters will serve as Co-Chairman only so long as he is both a director and Chief Executive Officer.

Delaware Anti-Takeover Statute

We will elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that certain of our current stockholders, including Mr. Satter and entities affiliated with him, and any persons to whom certain of our current stockholders sell their common stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in Section 203.

Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “VTL.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for common stock will be American Stock Transfer & Trust Company, LLC, or AST. The transfer agent and registrar’s address is 6201 15th Avenue Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on the NASDAQ Global Market we cannot assure you that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of June 30, 2013 and after giving effect to the conversion of all outstanding shares of our convertible preferred stock,                 shares of our common stock will be outstanding, or                 shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rules 144 or 701 and assuming no exercise of the underwriters’ option to purchase additional shares in full, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	shares will be eligible for sale on the date of this prospectus; and

•	shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus.

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital raising activities through future public offerings or private placements, in connection with exercise of stock options, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act. In other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Lock-up Agreements

Our officers and directors and the holders of substantially all of our outstanding shares of capital stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period through the date that is 180 days after the date of this prospectus, as modified as described below, except with the prior written consent of us and the representatives of the underwriters on behalf of the underwriters.

With our consent the representatives may, at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, if such release is for the securities of any of our officers or directors, at least three business days before the release, the representatives must notify us of the impending release and we will announce the impending release through a major news service at least two business days before the effective date of the release.

Rule 144

Subject to the lock-up agreements described above, in general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate for purposes of the Securities Act at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner, other than one of our affiliates, without being required to comply with the notice or manner of sale or volume limitation provisions of Rule 144. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 any of our employees, consultants or advisors who purchased shares of our common stock pursuant to a written compensatory plan or contract before the effective date of this offering may sell these shares beginning 90 days after the date of this prospectus in reliance upon Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

As of June 30, 2013, 139,046 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of the representatives on behalf of the underwriters to release all or any portion of these shares from the lock-up agreements.

Stock Options

As of June 30, 2013, options to purchase an aggregate 2,672,904 shares of our common stock were outstanding. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our common stock subject to outstanding stock options and all shares reserved for issuance under our equity compensation plans. We expect to file the registration statement covering these shares after the date of this prospectus, which will permit the resale of such shares in the public market, subject, with respect to certain of the shares, to the provisions of the lock-up agreements. We expect to file this registration statement as soon as permitted under the Securities Act.

Warrants

Upon completion of this offering, warrants entitling holders to purchase an aggregate of 250,646 shares of our common stock at a weighted-average exercise price of $95.21 per share will be outstanding. See “Description of Capital Stock” for additional information. Such shares issued upon exercise of the warrants may be able to be sold after the expiration of the lock-up period described above subject the requirements of Rule 144 described above.

Registration Rights

Upon completion of this offering, the holders of approximately 13,003,436 shares of our common stock (including the shares of common stock underlying the warrants described in “—Warrants” above and shares of common stock issuable upon exercise of outstanding options), will be eligible to exercise certain rights to cause us to register their shares for resale under the Securities Act, subject to various conditions and limitations. These registration rights are described under the caption “Description of Capital Stock.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable, and a large number of shares may be sold into the public market. If that occurs, the market price of our common stock could be adversely affected.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax or estate tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, the potential application of the Medicare contribution tax or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder (other than a partnership or entity classified as a partnership for U.S. federal income tax purposes) that is not:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

If we make distributions on our stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Payments of effectively connected dividends that are included in the gross income of a non-U.S. holder generally are exempt from withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8 ECI or other applicable IRS Form W-8 properly certifying such exemption.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the Internal Revenue Service, or the IRS.

Gain on Disposition of Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.), in which case you will be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and for a non-U.S. holder that is a corporation, such non-U.S. holder may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.) subject to applicable income tax or other treaties providing otherwise; or

•

our stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes (a USRPHC) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

Federal Estate Tax

Our stock held (or treated as held) by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

FATCA imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our stock to a “foreign financial institution” (as specifically defined for this purpose) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). A U.S. federal withholding tax of 30% generally applies to dividends and the gross proceeds of a disposition of our stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. Under the final Treasury Regulations the withholding provisions described above will generally apply to payments of dividends on our stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2017. You should consult your tax advisors regarding these withholding provisions.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of our common stock set forth opposite its name below. Cowen and Company, LLC and Canaccord Genuity Inc. are the representatives of the underwriters.

Underwriter	Number of Shares
Cowen and Company, LLC
Canaccord Genuity Inc.
William Blair & Company, L.L.C.
Lazard Capital Markets LLC

Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Lazard Freres & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares

We have granted to the underwriters an option to purchase up to                      additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table following the first paragraph of this section.

Discount

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

We estimate that our total expenses of the offering, excluding underwriting discount, will be approximately $          and are payable by us. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock to any accounts over which they have discretionary authority.

Market Information

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial information;

•	an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop or, if such a market develops, may not be sustained. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “VTL.”

Price Stabilization, Short Positions and Penalty Bids

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, purchases of additional shares, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase create a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares sold by the underwriters is not greater than the number of shares that they may purchase pursuant to their option to purchase additional shares. In a naked short position, the number of shares sold is greater than the number of shares they may purchase pursuant to their option to purchase additional shares. The underwriters may close out any short position by exercising their option to purchase additional shares or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of their option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of their option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of shares of our common stock. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors and holders of substantially all of our capital stock, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or effect any demand or request or effect any exercise of any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of both the representatives of the underwriters, for a period of 180 days after the date of the pricing of the offering.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions to the lock-up for executive officers, directors and stockholders include: (a) transfers made as a bona fide gift to an immediate family member, to a trust the beneficiaries of which are exclusively the executive officer, director or stockholder or immediate family member, or to a charity or educational institution; (b) transfers made by will or intestate succession; (c) transfers not for value to a stockholder, partner, member or similar equity owner of a stockholder that is an entity; (d) transfers made by a stockholder that is an entity in connection with the sale of all or substantially all of its assets or equity interests in a single transaction; and (e) the establishment of a trading plan in accordance with Rule 10b5-1 under the Exchange Act, provided that no sale or other disposition under such trading plan, or no announcement or filing related to such trading plan, may occur during the 180-day restricted period; each of which is subject to certain conditions set forth in the lock-up agreements with the executive officers, directors and stockholders. The exceptions to the lock-up for us are: (a) our sale of shares in this offering; (b) the issuance of common stock, options to acquire common stock, restricted stock units or other equity incentive awards pursuant to our equity incentive plans in existence on the date hereof and as described in this prospectus; and (c) the issuance of common stock pursuant to the conversion or exercise of existing securities.

The representatives, in their sole discretion with our permission, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. In the event of such a release or waiver for one of our directors or officers, the representatives shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                  shares of common stock offered in this prospectus for our directors, officers and existing investors. Reserved shares purchased by our directors and officers will be subject to the lock-up agreements described above. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus. We have agreed to indemnify the underwriters and their affiliates against certain liabilities and expenses, including the liabilities under the Securities Act in connection with sales of the directed shares.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction except the United States that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

Each of the underwriters has separately and not jointly represented and agreed that:

•

it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

European Economic Area

In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has, separately and not jointly, represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of the securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (2) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of the provisions in the two immediately preceding paragraphs, the expression an “offer of the securities to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer so as to enable an investor to decide to purchase any securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego, California. Fenwick & West LLP, Mountain View, California is representing the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012, and cumulatively, for the period January 1, 2009 to December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated statements of operations and comprehensive loss (not presented separately herein), redeemable convertible preferred stock and stockholders’ deficit and cash flows (not presented separately herein) of Vital Therapies, Inc. (a development stage enterprise) for the period from May 23, 2003 (Inception) to December 31, 2008, have been audited by Hein & Associates LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock that we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC.

Vital Therapies, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Vital Therapies, Inc.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Vital Therapies, Inc. and its subsidiaries (a development stage company) at December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended and cumulatively for the period from May 23, 2003 (date of inception) to December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company for the period from May 23, 2003 (date of inception) to December 31, 2008. Those financial statements, which reflect a deficit of $34 million accumulated during the development stage, were audited by other auditors whose report, dated July 16, 2009, except with respect to the effect of the May 2011 and March 2012 stock splits described in Note 1, as to which the date is July 22, 2013, has been furnished to us, and our opinion expressed herein, insofar as it relates to the cumulative amounts for the period from May 23, 2003 (date of inception) to December 31, 2008, is based solely on the report of other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Diego, California

July 22, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Vital Therapies, Inc.

We have audited the consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows of Vital Therapies, Inc. and Subsidiaries (a development stage enterprise) for the period from May 23, 2003 (inception) to December 31, 2008. The consolidated statements of operations, comprehensive loss and cash flows are not presented separately herein. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Vital Therapies, Inc. (a development stage enterprise) for the period from May 23, 2003 (inception) to December 31, 2008 (not presented separately herein) in conformity with accounting principles generally accepted in the United States of America.

/s/ HEIN & ASSOCIATES LLP

Irvine, California

July 16, 2009 (July 22, 2013 as to the effect of the May 2011 and March 2012 stock splits described in Note 1)

Vital Therapies, Inc.

(A Development Stage Company)

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,		June 30, 2013	Pro Forma Stockholders’ Equity June 30, 2013
	2011	2012
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$803	$4,477	$36,439
Restricted cash	—	355	641
Short-term investments	—	13,996	5,000
Other current assets and prepaid expenses	86	320	1,714

Total current assets	889	19,148	43,794
Property and equipment, net	1,094	1,184	1,768
Other assets	—	—	198

Total assets	$1,983	$20,332	$45,760

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$870	$1,144	$2,557
Accrued expenses	594	601	1,852
Long-term debt and obligations, current portion	534	—	8
Stock option repurchase liability	—	—	279
Future purchase rights liabilities		—	4,406

Total current liabilities	1,998	1,745	9,102

Other long-term liabilities	180	43	24

Commitments and contingencies
Redeemable convertible preferred stock (Series A, B, C, and D); $0.0001 par value; 318,850 shares authorized at December 31, 2011 and no shares authorized at December 31, 2012 and June 30, 2013 (unaudited); 90,267 shares issued and outstanding at December 31, 2011 and no shares issued and outstanding at December 31, 2012 and June 30, 2013 (unaudited), respectively; $0 liquidation preference at June 30, 2013 (unaudited); no shares issued or outstanding pro forma at June 30, 2013 (unaudited)	54,658
Convertible preferred stock (Junior); $0.0001 par value, no shares authorized at December 31, 2011 and 3,501,401 shares authorized at December 31, 2012 and June 30, 2013 (unaudited); no shares issued or outstanding at December 31, 2011 and 3,501,400 shares issued and outstanding at December 31, 2012 and June 30, 2013 (unaudited), respectively; $1,500 liquidation preference at June 30, 2013 (unaudited); no shares issued or outstanding pro forma at June 30, 2013 (unaudited)		1,342	1,350
Redeemable convertible preferred stock (Senior); $0.0001 par value, no shares authorized at December 31, 2011 and 10,768,199 shares authorized at December 31, 2012 and June 30, 2013 (unaudited); no shares issued or outstanding at December 31, 2011 and 3,518,199 and 7,811,970 shares issues and outstanding at December 31, 2012 and June 30, 2013 (unaudited), respectively; $95,478 liquidation preference at June 30, 2013 (unaudited); no shares issued or outstanding pro forma at June 30, 2013 (unaudited)		24,834	59,451
Stockholders’ (deficit) equity:
Common stock, $0.0001 par value; 411,765 shares authorized at December 31, 2011, and 24,000,000 shares authorized at December 31, 2012 and June 30, 2013 (unaudited); 9,097, 467,167, and 606,213 shares issued and outstanding at December 31, 2011, 2012 and June 30, 2013 (unaudited), respectively; 11,919,583 shares issued and outstanding pro forma at June 30, 2013 (unaudited)	—	—	—	$1
Additional paid-in capital	8,811	62,728	61,689	126,895
Accumulated other comprehensive income	83	88	94	94
Deficit accumulated during development stage	(63,747)	(70,448)	(85,950)	(85,950)

Total stockholders’ (deficit) equity	(54,853)	(7,632)	(24,167)	$41,040

Total liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity	$1,983	$20,332	$45,760

The accompanying notes are an integral part of these financial statements.

Vital Therapies, Inc.

(A Development Stage Company)

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

	Years Ended December 31,		Period From May 23, 2003 (inception) to December 31, 2012	Six Months Ended June 30,		Period From May 23, 2003 (inception) to June 30, 2013
	2011	2012		2012	2013
				(unaudited)		(unaudited)
Revenues	$—	$—	$22	$—	$—	$22
Cost of revenues	—	—	13	—	—	13

Gross profit	—	—	9	—	—	9

Operating expenses:
Research and development	5,515	5,097	$41,192	1,460	7,970	49,162
General and administrative	3,066	4,483	31,700	2,246	4,019	35,719

Total operating expenses	8,581	9,580	72,892	3,706	11,989	84,881

Loss from operations	(8,581)	(9,580)	(72,883)	(3,706)	(11,989)	(84,872)

Other income (expense):
Interest income	2	4	762	1	3	765
Interest expense	(9,249)	(413)	(14,298)	(118)	—	(14,298)
Other (expense) income, net	(2)	7	286	(1)	(4)	282
Revaluation of preferred stock warrant liabilities	11,951	180	12,579	180	—	12,579
Revaluation of future purchase rights liabilities	—	3,101	3,101	—	(3,512)	(411)

Total other income (expense)	2,702	2,879	2,430	62	(3,513)	(1,083)

Net loss before cumulative effect of change in accounting principle	(5,879)	(6,701)	(70,453)	(3,644)	(15,502)	(85,955)
Cumulative effect of change in accounting principle	—	—	5	—	—	5

Net loss	(5,879)	(6,701)	$(70,448)	(3,644)	(15,502)	(85,950)
Amortization of deemed dividend	—	—	—	—	(11)	(11)
Accretion to redemption value of redeemable convertible preferred stock	(538)	(942)	(2,387)	(65)	(2,085)	(4,472)

Net loss attributable to common stockholders	$(6,417)	$(7,643)	$(72,835)	$(3,709)	$(17,598)	$(90,433)

Net loss per share attributable to common stockholders, basic and diluted	$(705.40)	$(17.89)		$(9.59)	$(36.12)

Weighted-average common shares outstanding, basic and diluted	9,097	427,117		386,627	487,221

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(2.13)			$(1.51)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)		4,511,587			7,920,031

The accompanying notes are an integral part of these financial statements.

Vital Therapies, Inc.

(A Development Stage Company)

Consolidated Statements of Comprehensive Loss

(In thousands)

	Years Ended December 31,		Period From May 23, 2003 (inception) to December 31, 2012	Six Months Ended June 30,		Period From May 23, 2003 (inception) to June 30, 2013
	2011	2012		2012	2013
				(unaudited)		(unaudited)
Net loss	$(5,879)	$(6,701)	$(70,448)	$(3,644)	$(15,502)	$(85,950)
Other comprehensive income:
Foreign currency translation	13	5	88	1	6	94

Total comprehensive loss	$(5,866)	$(6,696)	$(70,360)	$(3,643)	$(15,496)	$(85,856)

The accompanying notes are an integral part of these financial statements.

Vital Therapies, Inc.

(A Development Stage Company)

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except shares)

	Series A-D, Junior Convertible, and Senior Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Note Receivable from Officer	Accumulated Other Comprehensive Income	Deficit Accumulated During Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at May 23, 2003 (inception)	—	$—	—	$—	$—	$—	$—	$—	$—
Net loss	—	—	—	—	—	—	—	(967)	(967)
Issuance of restricted common stock	—	—	125	—	4	(2)	—	—	2

Balance at December 31, 2003	—	—	125	—	4	(2)	—	(967)	(965)
Net loss	—	—	—	—	—	—	—	(2,482)	(2,482)
Private placement – from February 2 to May 24, 2004 and conversion of loan	986	2,899	1,472	—	442	—	—	—	442
Proceeds from note receivable from founders	—	—	—	—	—	1	—	—	1
Exercise of stock options	—	—	18	—	1	—	—	—	1
Stock-based compensation	—	—	—	—	2	—	—	—	2
Accretion to redemption value of redeemable convertible preferred stock	—	83	—	—	—	—	—	(83)	(83)

Balance at December 31, 2004	986	2,982	1,615	—	449	(1)	—	(3,532)	(3,084)
Net loss	—	—	—	—	—	—	—	(5,278)	(5,278)
Other comprehensive income	—	—	—	—	—	—	1	—	1
Private placement – from October 24 to December 23, 2005 and conversion of loan	5,994	8,568	—	—	—	—	—	—	—
Warrant issued in connection with the Series B preferred stock financing	—	—	—	—	82	—	—	—	82
Conversion of loan	877	2,981	—	—	—	—	—	—	—
Proceeds from note receivable from founders	—	—	—	—	—	1	—	—	1
Exercise of stock options	—	—	246	—	8	—	—	—	8
Stock-based compensation	—	—	—	—	9	—	—	—	9
Repurchase unvested restricted stock from founder	—	—	(5)	—	—	—	—	—	—
Accretion to redemption value of redeemable convertible preferred stock	—	98	—	—	—	—	—	(98)	(98)

Balance at December 31, 2005	7,857	14,629	1,856	—	548	—	1	(8,908)	(8,359)
Net loss	—	—	—	—	—	—	—	(6,106)	(6,106)
Other comprehensive income	—	—	—	—	—	—	4	—	4
Reclassification of warrant to liabilities	—	—	—	—	(82)	—	—	—	(82)
Exercise of stock options	—	—	274	—	39	—	—	—	39
Stock-based compensation	—	—	—	—	12	—	—	—	12
Accretion to redemption value of redeemable convertible preferred stock	—	139	—	—	—	—	—	(139)	(139)

Balance at December 31, 2006	7,857	14,768	2,130	—	517	—	5	(15,153)	(14,631)
Net loss	—	—	—	—	—	—	—	(8,165)	(8,165)
Other comprehensive income	—	—	—	—	—	—	22	—	22
Private placement – September 2007 and conversion of loan	18,800	27,915	—	—	—	—	—	—	—
Exercise of stock options	—	—	902	—	128	—	—	—	128
Stock-based compensation	—	—	—	—	29	—	—	—	29
Accretion to redemption value of redeemable convertible preferred stock	—	136	—	—	—	—	—	(136)	(136)

Balance at December 31, 2007	26,657	42,819	3,032	—	674	—	27	(23,454)	(22,753)
Net loss	—	—	—	—	—	—	—	(10,294)	(10,294)
Other comprehensive income	—	—	—	—	—	—	42	—	42
Exercise of stock options	—	—	150	—	21	—	—	—	21
Stock-based compensation	—	—	—	—	54	—	—	—	54

	Series A-D, Junior Convertible, and Senior Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Note Receivable from Officer	Accumulated Other Comprehensive Income	Deficit Accumulated During Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Sale of common stock for cash in connection with consulting services	—	—	59	—	9	—	—	—	9
Accretion to redemption value of redeemable convertible preferred stock	—	127	—	—	—	—	—	(127)	(127)

Balance at December 31, 2008	26,657	42,946	3,241	—	758	—	69	(33,875)	(33,048)
Net loss	—	—	—	—	—	—	—	(12,198)	(12,198)
Other comprehensive loss	—	—	—	—	—	—	(2)	—	(2)
Exercise of stock options	—	—	4	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	51	—	—	—	51
Conversion of preferred stock to common stock	(5,852)	(9,368)	5,852	—	9,368	—	—	—	9,368
Adjust previously recorded accretion	—	—	—	—	(583)	—	—	583	—
Accretion to redemption value of redeemable convertible preferred stock	—	182	—	—	(182)	—	—	—	(182)

Balance at December 31, 2009	20,805	33,760	9,097	—	9,412	—	67	(45,490)	(36,011)
Net loss	—	—	—	—	—	—	—	(12,378)	(12,378)
Other comprehensive income	—	—	—	—	—	—	3	—	3
Stock-based compensation	—	—	—	—	43	—	—	—	43
Accretion to redemption value of redeemable convertible preferred stock	—	142	—	—	(142)	—	—	—	(142)

Balance at December 31, 2010	20,805	33,902	9,097	—	9,313	—	70	(57,868)	(48,485)
Net loss	—	—	—	—	—	—	—	(5,879)	(5,879)
Other comprehensive income	—	—	—	—	—	—	13	—	13
Private placement – from February 23 to June 7, 2011 and conversion of loans	69,462	20,218	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	36	—	—	—	36
Accretion to redemption value of redeemable convertible preferred stock	—	538	—	—	(538)	—	—	—	(538)

Balance at December 31, 2011	90,267	54,658	9,097	—	8,811	—	83	(63,747)	(54,853)
Net loss	—	—	—	—	—	—	—	(6,701)	(6,701)
Other comprehensive income	—	—	—	—	—	—	5	—	5
Stock-based compensation	—	—	—	—	144	—	—	—	144
Conversion of Series A-D preferred stock to common stock	(90,267)	(54,715)	458,070	—	54,715	—	—	—	54,715
Private placement of junior convertible preferred stock – from February 3 to March 5, 2012	3,501,400	1,326	—	—	—	—	—	—	—
Private placement senior redeemable convertible preferred stock – from September 25 to October 29, 2012 and conversion of loans	3,518,199	23,965	—	—	—	—	—	—	—
Accretion to redemption value of redeemable convertible preferred stock	—	942	—	—	(942)	—	—	—	(942)

Balance at December 31, 2012	7,019,599	26,176	467,167	—	62,728	—	88	(70,448)	(7,632)
Net loss	—	—	—	—	—	—	—	(15,502)	(15,502)
Other comprehensive income	—	—	—	—	—	—	6	—	6
Exercise of stock options, net of repurchase liability	—	—	139,046	—	84	—	—	—	84
Stock-based compensation	—	—	—	—	299	—	—	—	299
Private placement senior redeemable convertible preferred stock – from February 28 to June 26, 2013	4,293,771	32,540	—	—	663	—	—	—	663
Accretion to redemption value of redeemable convertible preferred stock	—	2,085	—	—	(2,085)	—	—	—	(2,085)

Balance at June 30, 2013 (unaudited)	11,313,370	$60,801	606,213	$—	$61,689	$—	$94	$(85,950)	$(24,167)

The accompanying notes are an integral part of these financial statements.

Vital Therapies, Inc.

(A Development Stage Company)

Consolidated Statement of Cash Flows

(In thousands)

	Years Ended December 31,		Period From May 23, 2003 (inception) to December 31, 2012	Six Months Ended June 30,		Period From May 23, 2003 (inception) to June 30, 2013
	2011	2012		2012	2013
				(unaudited)		(unaudited)
Cash flows from operating activities:
Net loss	$(5,879)	$(6,701)	$(70,448)	$(3,644)	$(15,502)	$(85,950)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	961	651	5,187	450	337	5,524
Stock-based compensation	36	144	379	49	299	678
Noncash interest expense	9,106	382	13,517	31	—	13,517
Revaluation of preferred stock warrant liabilities	(11,951)	(180)	(12,584)	(180)	—	(12,584)
Revaluation of future purchase rights liabilities	—	(3,101)	(3,101)	—	3,512	411
Deferred rent	—	43	43	79	(20)	23
Gain on sale of equipment	—	(7)	(25)	—	—	(25)
Other	—	(2)	3	(3)	—	3
Changes in operating assets and liabilities:
Other assets and prepaid expenses	67	(242)	(73)	(431)	(454)	(527)
Accounts payable	(186)	(219)	651	(133)	226	877
Accrued expenses	15	(12)	583	100	1,193	1,776

Net cash used in operating activities	(7,831)	(9,244)	(65,868)	(3,682)	(10,409)	(76,277)

Cash flows from investing activities:
Purchases of short-term investments	—	(13,992)	(13,992)	—	(2,999)	(16,991)
Sales of short-term investments	—	—	—	—	11,999	11,999
Proceeds from sale of equipment	—	20	140	—	—	140
Restricted cash	—	(355)	(355)	(368)	(286)	(641)
Purchases of property and equipment	(18)	(261)	(3,185)	(52)	(558)	(3,743)

Net cash (used in) provided by investing activities	(18)	(14,588)	(17,392)	(420)	8,156	(9,236)

Cash flows from financing activities:
Proceeds from debt, net of issuance costs	2,860	6,934	30,277	3,885	—	30,277
Deferred financing costs	(32)	—	(255)	—	(247)	(502)
Principal payments on term loan	(572)	(533)	(2,154)	(158)	—	(2,154)
Proceeds from issuance of common stock	—	—	62	—	—	62
Proceeds from issuance of preferred stock, net of issuance costs	5,997	21,100	59,522	1,327	34,097	93,619
Proceeds from exercise of stock options	—	—	199	—	84	283
Proceeds from early exercise of stock options	—	—	—	—	279	279

Net cash provided by financing activities	8,253	27,501	87,651	5,054	34,213	121,864

Effect of exchange rate changes on cash and cash equivalents	12	5	86	3	2	88

Net change in cash and cash equivalents	416	3,674	4,477	955	31,962	36,439
Cash and cash equivalents, beginning of period	387	803	—	803	4,477	—

Cash and cash equivalents, end of period	$803	$4,477	$4,477	$1,758	$36,439	$36,439

Supplemental cash flow information:
Cash paid for interest	$92	$32	$518	$23	$—	$518

Supplemental disclosure of noncash investing and financing activities:
Deferred offering costs included in liabilities	$—	$—	$—	$—	$889	$889

Purchase of property and equipment through liabilities	$—	$502	$502	$—	$363	$865

Purchase of assets through debt	$—	$—	$2,807	$—	$—	$2,807

Issuance of Series D warrant in connection with Series D redeemable convertible preferred stock	$3,265	$—	$3,265	$—	$—	$3,265

Conversion of debt for redeemable convertible preferred stock	$17,486	$7,296	$33,996	$—	$—	$33,996

Conversion of redeemable convertible preferred stock to common stock	$—	$54,715	$64,083	$54,715	$—	$64,083

Valuation of future purchase rights	$—	$3,101	$3,101	$—	$894	$3,995

Beneficial conversion	$—	$—	$—	$—	$673	$673

Accretion to redemption value of redeemable convertible preferred stock	$538	$942	$2,387	$65	$2,085	$4,472

The accompanying notes are an integral part of these financial statements.

Vital Therapies, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Information as of June 30, 2013 and thereafter and for the six months ended June 30, 2012 and 2013 is unaudited)

1. Description of Business and Basis of Financial Statements

Description of Business

We began operations as a California corporation on May 23, 2003 through the acquisition of the assets and business of VitaGen, Inc. and in June 2003 changed our name to Vital Therapies, Inc. In January 2004, we were re-incorporated in Delaware. We are a biopharmaceutical company focused on developing a cell-based therapy targeting the treatment of acute liver failure. Our product candidate, currently in Phase 3 clinical trials, the ELAD® System, or ELAD, is an extracorporeal bio-artificial liver therapy designed to allow the patient’s own liver to regenerate to a healthy state, or to stabilize the patient until transplant. Since inception, we have devoted essentially all of our efforts to product development, clinical testing and pilot manufacturing and have not realized revenues from our planned principal operations. Accordingly, we are considered to be a development stage enterprise. Our headquarters are located in San Diego, California.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, or GAAP, and include the accounts of Vital Therapies, Inc. and its wholly-owned subsidiaries located in the United Kingdom (currently inactive) and China. All intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management these statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the results. We manage our operations as a single segment for the purposes of assessing performance and making operating decisions.

In May 2011, we executed a 1 for 10 reverse stock split on all outstanding shares of common and preferred stock. In March 2012, we executed a 1 for 340 reverse stock split on all outstanding shares of common and junior preferred stock. All share and per share amounts have been retroactively restated to reflect these reverse stock splits.

Liquidity

We have incurred losses since inception and negative cash flows from operating activities for the years ended December 31, 2011 and 2012 and for the six months ended June 30, 2012 and 2013. As of December 31, 2012 and June 30, 2013, we had working capital of $17.4 million and $34.5 million, respectively, and a deficit accumulated during the development stage of $70.4 million and $86.0 million, respectively. We anticipate that we will continue to incur net losses into the foreseeable future as we work towards completing ELAD’s clinical development through the clinical trial process and expand our corporate and manufacturing infrastructure.

We plan to continue to fund our losses from operations and capital funding needs through future debt and equity financings. If we are not able to secure adequate additional capital funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations, and future prospects.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates and assumptions.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of June 30, 2013, consolidated statements of operations, comprehensive loss, and cash flows for the six months ended June 30, 2012 and 2013, and the consolidated statements of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2013, are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of our financial position as of June 30, 2013, and the results of our operations and cash flows for the six months ended June 30, 2012 and 2013. The financial data and other information disclosed in these notes related to the six months ended June 30, 2012 and 2013 are unaudited. The results for the six months ended June 30, 2013 are not necessarily indicative of results to be expected for the year ending December 31, 2013, any other interim or any future year or period.

Unaudited Pro Forma Balance Sheet Information

The accompanying unaudited pro forma balance sheet as of June 30, 2013, has been prepared to give effect to the automatic conversion upon the closing of a qualified initial public offering of all outstanding shares of redeemable convertible senior preferred stock and convertible junior preferred stock into 11,313,370 shares of common stock and the reclassification of our future repurchase rights liabilities to additional paid-in capital, a component of stockholders’ (deficit) equity, as though the proposed initial public offering had occurred on June 30, 2013.

Unaudited Pro Forma Net Loss Per Share

The following table presents the computation of our unaudited pro forma net loss per share (in thousands, except share and per share amounts):

	Year Ended December 31, 2012	Six Months Ended June 30, 2013
	(unaudited)
Numerator:
Net loss attributable to common stockholders.	$(7,643)	$(17,598)
Less (Add):
Change in fair value of preferred stock warrant liabilities	(180)	—
Change in fair value of future purchase rights liabilities	(3,101)	3,512
Interest on convertible notes payable.	146
Accretion of convertible notes offering costs	216
Accretion of redeemable convertible preferred stock	942	2,085
Amortization of deemed dividend	—	11

	$(9,620)	$(11,990)

Denominator:
Weighted-average common shares outstanding, basic and diluted	427,117	487,221
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock	4,084,470	7,432,810

Pro forma weighted-average common shares outstanding, basic and diluted	4,511,587	7,920,031

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(2.13)	$(1.51)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less when acquired and are stated at cost, which approximates market value.

Restricted Cash

Restricted cash relates to amounts reserved for various clinical trial obligations and potential corporate wind-down and employee related expenses.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants on the measurement date. Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Our Level 1 assets consist of U.S. treasuries and money market funds for all periods presented and we have no Level 1 liabilities for any period presented.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. We have no Level 2 assets or liabilities in any period presented.

Level 3	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities. Our Level 3 liabilities include preferred stock warrant liabilities at December 31, 2011 and future purchase rights liabilities at December 31, 2012 and June 30, 2013 (unaudited). We have no Level 3 assets in any period presented. We estimate the fair value of our Level 3 liabilities using either the Black-Scholes-Merton valuation model, the Binomial Monte-Carlo Cliquet option pricing model, or another binomial lattice model depending on the underlying attributes of the preferred stock warrants or future purchase rights, as applicable.

The carrying value of cash and cash equivalents, restricted cash, other current assets and prepaid expenses, accounts payable, and accrued expenses approximate fair value due to the short period of time to maturity.

At December 31, 2011 the fair value of our term loan with CIT Healthcare LLC approximated the carrying amount due to the fact there had been no significant changes in our credit risk or in the interest rates from the time we were not in compliance with the debt covenants and the interest rate and payment terms had not changed.

We used Level 3 inputs for our valuation methodology on the future purchase rights liabilities. The estimated fair values were determined using a binomial lattice model based on various assumptions. Our future purchase rights liabilities are recorded at their estimated fair value at the date of issuance. We record subsequent adjustments to reflect the increase or decrease in estimated fair value at each reporting date as a gain or loss depending in part upon fluctuations in the fair value of our common stock.

Property, Equipment, Depreciation, and Amortization

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets (generally three to five years). Leasehold improvements are stated at cost and depreciated on a straight-line basis over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Construction in progress is not depreciated until the underlying asset is placed in service. Repairs and maintenance costs are charged to expense as incurred.

Impairment of Long-lived Assets

Long-lived assets consist primarily of property and equipment. An impairment loss is recorded if and when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. While our current and historical operating losses and negative cash flows are indicators of impairment, we believe that future cash flows to be received support the carrying value of our long-lived assets and, accordingly, have not recognized any impairment losses through December 31, 2012 and June 30, 2013 (unaudited).

Redeemable Convertible Preferred Stock

Our Series A, Series B, Series C, and Series D redeemable convertible preferred stock and junior convertible and senior redeemable convertible preferred stock are classified as temporary equity instead of a component of stockholders’ deficit in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities, as the preferred stock is conditionally redeemable at the holder’s option or upon certain change in control events that are outside our control, including liquidation, sale, or transfer of control of the company.

Warrants to Purchase Redeemable Convertible Preferred Stock

We classify our preferred stock warrants that are either puttable or that are redeemable as liabilities on the consolidated balance sheets at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income (expense), net. On February 3, 2012, a final valuation adjustment was recognized for these preferred stock warrants prior to their conversion to common stock warrants in conjunction with the junior preferred stock offering.

Future Purchase Rights Liabilities

On September 25, 2012, we entered into a senior preferred stock purchase agreement (as amended, the Senior Preferred Purchase Agreement) that authorizes the multi-stage issuance of 13,605,741 shares of our senior redeemable convertible preferred stock for $8.00 per share. Pursuant to the Senior Preferred Purchase Agreement, we granted to the investors in the senior preferred stock financing the right, subject to the satisfaction of certain conditions, to purchase additional shares of senior preferred stock for a purchase price of $8.00 per share at multiple subsequent closings in accordance with a schedule provided in the Senior Preferred Purchase Agreement. These future purchase rights terminate automatically upon certain events, including the consummation of a Qualified Public Offering, as defined in the Senior Preferred Purchase Agreement at which time the future purchase rights liabilities will be reclassified to additional paid-in capital, a component of stockholders’ (deficit) equity.

These future purchase rights for additional shares of our senior preferred stock are legally detachable from the shares of the underlying senior preferred stock and, as a result, are considered a freestanding instrument which is accounted for separately from such shares of senior preferred stock. As the future purchase rights are exercisable for shares of our senior preferred stock that are redeemable regardless of the timing of the redemption of the underlying senior preferred stock, those future purchase rights are instruments that embody obligations to transfer assets and are appropriately classified as liabilities under the accounting guidance that distinguishes liabilities from equity. Our future purchase rights liabilities were initially recorded at their estimated fair value on the date of issuance as a discount on the underlying preferred stock and are periodically remeasured to reflect changes in the estimated fair value at each reporting period with any decrease or increase in the estimated fair value being recorded as other income or expense, respectively. The fair value of these liabilities is estimated using a binomial lattice model that is based on the characteristics of the common stock on the valuation date, probabilities related to our operations and clinical development, as well as assumptions for volatility, remaining expected life, risk-free interest rate and, in some cases, credit spread.

Revenues and Cost of Revenues

Revenues to date relate to compassionate use treatment for patients and are recognized when the product is shipped and the risks and rewards of ownership have transferred to the hospital administering the treatments. Shipping charges billed to hospitals are included in revenues and the related shipping costs are included in cost of revenues. Cost of revenues consists of direct materials costs incurred during the manufacturing of the ELAD cartridges. Revenues and cost of revenues have not been significant to date.

Research and Development

Research and development costs consist primarily of employee-related expenses, contractors, clinical trial sites and contract research organizations engaged in the development of ELAD, expenses associated with obtaining regulatory approvals, and the cost of acquiring and manufacturing clinical trial materials. All research and development costs are expensed as incurred.

Stock-based Compensation

We measure and recognize compensation expense for all stock-based payments made to employees, directors, and consultants based on estimated fair value, net of an estimated forfeiture rate. Currently, our stock-based awards consist only of stock options; however, future grants under our equity compensation plans may consist of shares of restricted stock and restricted stock units. We estimate the fair value of stock options granted and stock purchase rights using the Black-Scholes-Merton, or BSM, option pricing model, which requires the use of estimates to value employee stock-based compensation at the date of grant.

We recognize stock-based compensation cost for employees and directors on a straight-line basis over the requisite service period of the award. Stock-based compensation expense is recognized only for those awards that are ultimately expected to vest. We estimate forfeitures based on an analysis of our historical employee turnover and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. We will revise the forfeiture estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Changes in forfeiture estimates, which have not been material to date, impact compensation cost in the period in which the change in estimate occurs.

The fair value of options granted to nonemployees is estimated using the BSM option-pricing model and is remeasured at each reporting date with changes in fair value recognized as expense in the consolidated statements of operations.

The BSM option pricing model requires the input of highly subjective assumptions, including the risk-free interest rate, the expected dividend yield of our common stock, the expected volatility of the price of our common stock, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

Risk-Free Interest Rate

We base the risk-free interest rate assumption on zero-coupon U.S. treasury instruments appropriate for the expected term of the stock option grants.

Expected Dividend Yield

We base the expected dividend yield assumption on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. Consequently, we used an expected dividend yield of zero.

Expected Volatility

As we do not have a trading history for our common stock, the expected stock price volatility for our common stock is estimated based on volatilities of a peer group of similar companies by taking the average historic price volatility for these peers for a period equivalent to the expected term of the stock option grants. The peer group was developed based on companies in the biotechnology industry whose shares are publicly-traded.

Expected Term

The expected term represents the period of time that options are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted we determined the expected life assumption using either the simplified method, which is an average of the contractual term of the option and its ordinary vesting period, or the comparable average expected term utilizing those companies in the peer group noted above, as applicable.

Common Stock Valuation

Due to the absence of a public market trading our common stock, it is necessary to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations using the BSM option pricing model. The fair value of the common stock underlying our stock-based awards was assessed on each grant date by our board of directors. All options to purchase shares of our common stock have been granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant.

In the absence of a public trading market for our common stock, we determined the estimated fair value of our common stock using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid.

Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss has been reflected in the consolidated statements of comprehensive loss and as a separate component of the consolidated statements of redeemable convertible preferred stock and stockholders’ deficit for all periods presented.

Foreign Currency Translation and Transactions

The functional currencies of each our subsidiaries in the UK and China is the local currency. Assets and liabilities of the subsidiaries are translated at the rate of exchange at the balance sheet date. Expenses are translated at the average rate of exchange rates in effect during the reporting period. Gains and losses resulting from foreign currency translation are included in accumulated other comprehensive income in the accompanying consolidated balance sheets. Gains and losses resulting from foreign currency transactions are included in the results of operations, which to date, have not been significant.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize net deferred tax assets to the extent we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We recognize interest and penalties related to unrecognized tax benefits, if any, within income tax expense and any accrued interest and penalties are included within the related tax liability line.

Net Loss Per Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Excluded from the weighted-average number of shares outstanding are shares that have been issued upon the early exercise of stock options and are subject to future vesting totaling 55,516 shares as of June 30, 2013. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. Dilutive common stock equivalents are comprised of redeemable convertible preferred stock, warrants for the purchase of common stock, and options outstanding under our stock option plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to our net loss position.

Potentially dilutive securities not included in the calculation of diluted net loss per share attributable to common stockholders because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	As of December 31,		As of June 30,
	2011	2012	2012	2013
			(unaudited)
Redeemable convertible preferred stock	90,267	7,019,599	3,501,400	11,313,370
Options to purchase common stock	27,230	2,336,314	714,337	2,672,904
Warrants to purchase redeemable convertible preferred stock	252,308	—	—	—
Warrants to purchase common stock	—	250,646	252,308	250,646

	369,805	9,606,559	4,468,045	14,236,920

Recently Issued and Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or the FASB issued Accounting Standard Update, or ASU, No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. Our adoption of this standard on January 1, 2012 did not have a material effect on its financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which provides companies with two options for presenting comprehensive income. Companies can present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB indefinitely deferred the requirement of the guidance to present reclassification adjustments of other comprehensive income by line item on the face of the applicable statement. However, all other requirements of the guidance are effective for us, and we adopted this guidance, effective January 1, 2012. As the guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption did not have an effect on our financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012. We adopted ASU 2013-02 as of January 1, 2013 and the adoption did not have a material impact on our financial condition or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward. If an NOL carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The new guidance is effective for fiscal years beginning after December 15, 2013 and earlier adoption is permitted. We are currently evaluating the impact of the new guidance; however, management does not believe it will have a material effect on our financial position or results of operations.

3. Other Financial Information

Short-term Investments

The estimated fair value of our available-for-sale securities was as follows (in thousands):

	As of December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. treasury securities	$13,996	$—	$—	$13,996

	As of June 30, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(unaudited)
U.S. treasury securities	$5,000	$—	$—	$5,000

There were no impairments considered other-than-temporary for all periods presented, as it is our intention and we have the ability to hold the securities until maturity or a recovery of the cost basis or recovery of fair value.

Gross realized gains and losses on sales of marketable securities were not significant for all periods presented. As of December 31, 2012 and June 30, 2013 (unaudited), all of our marketable securities were due within one year.

Property and Equipment

Property, equipment, and leasehold improvements and related accumulated depreciation and amortization were as follows (in thousands):

	December 31,		June 30, 2013
	2011	2012
			(unaudited)
Manufacturing and laboratory equipment	$3,192	$3,191	$3,191
Office furniture and equipment	106	47	47
Clinical equipment	—	726	1,575
Computer equipment and software	76	95	96
Leasehold improvements	2,023	2,029	2,101

	5,397	6,088	7,010
Less: accumulated depreciation and amortization	(4,303)	(4,904)	(5,242)

Total	$1,094	$1,184	$1,768

Depreciation and amortization expense for the years ended December 31, 2011 and 2012 was $961,000 and $651,000, respectively. Depreciation expense for the six months ended June 30, 2012 and 2013 was $450,000, and $337,000, respectively.

Accrued Expenses

Accrued expenses consist of (in thousands):

	December 31,		June 30, 2013
	2011	2012
			(unaudited)
Accrued other	$324	$152	$310
Accrued clinical costs	259	312	1,035
Accrued compensation and related taxes	11	137	326
Cash overdraft	—	—	181

Total	$594	$601	$1,852

4. Debt

Convertible Loans

Series A

In May 2003, we received a total of $645,000 in the form of convertible loans, with an 8.0% annual interest rate. In October 2005, the total principal of $645,000 and accrued interest of $124,000 converted into Series A preferred stock (Note 7).

From June 2003 to January 2004, we received a total of $1.0 million in the form of convertible loans, with an 8.0% annual interest rate. In May 2004, the total principal of $1.0 million and accrued interest of $14,000 converted into Series A preferred stock (Note 7).

Series B

From January to October 2005, we received a total of $1.9 million in the form of convertible loans, with an 8.0% annual interest rate. From October through December 2005, the total principal of $1.9 million and accrued interest of $71,000 converted into Series B preferred stock (Note 7).

Series C

In November 2006, we received a total of $3.5 million in the form of convertible loans, with an 8.0% annual interest rate. In June 2007, we received a total of $1.7 million in the form of convertible loans, with an 8.0% annual interest rate. During September 2007, the total principal of $5.2 million and accrued interest of $262,000 converted into Series C preferred stock (Note 7).

Series D

From September 2009 through May 2011, we received a total of $16.2 million in the form of convertible loans, with an 8.0% annual stated interest rate, which could increase to 12.0% upon certain events of default. In May 2011, the total principal of $16.2 million and accrued interest of $1.2 million converted into Series D preferred stock (Note 7). The holders of the Series D loans received warrants to purchase Series D preferred stock. The number of securities was variable depending on the valuation of the Series D preferred stock. The warrants were not initially exercisable, but became exercisable upon conversion of the related loan into our Series D preferred stock. In connection with the Series D loans we paid legal fees of $122,000, which were recorded as deferred financing costs and amortized to interest expense over the life of the Series D loans.

From May 14 to September 11, 2012, we received a total of $7.2 million in the form of convertible loans. Interest on the loans accrues at 10% per year compounded and added to the principal amount of the convertible loans at the end of each calendar quarter. Accrued interest is payable on the maturity date of September 28, 2012. These convertible loans automatically convert in the event of a qualified equity financing (issuance of senior preferred convertible stock in which we receive cash proceeds of at least $16.0 million, which would include the outstanding balance of the convertible loans) at a pre-money valuation of $37.5 million at a conversion price equal to the price per share paid in the financing. We issued 911,949 shares of senior preferred stock upon the conversion of a these loans for $7.2 million of principal and $146,000 of accrued interest (Note 7).

Term Loan and Troubled Debt Restructuring

In September 2008, we entered into a term loan with CIT Healthcare LLC (the Term Loan) at a fixed interest rate of approximately 10.6% for a period of up to four years that provided a maximum of $4.0 million to be used for capital expenditures. In connection with the Term Loan, we paid a loan origination fee and legal fees totaling $80,000 and issued a warrant to purchase 94 shares of our Series C preferred stock at $1,496 per share. The loan origination and legal fees were recorded as deferred financing costs in other assets and were amortized over the life of the loan to interest expense. Additionally, we recorded $42,000 for the fair value as determined by utilizing BSM of the warrants as debt discount, which was amortized over the life of the loan to interest expense.

In May 2012, CIT Healthcare LLC agreed to modify the scheduled payment terms of the Term Loan and deferred 50% of the remaining monthly payments to a final balloon payment due at the end of the original loan dates. These modifications were determined to meet the definition of a troubled debt restructuring. The outstanding debt and accrued interest were paid in full in accordance with the amended provisions in October 2012.

5. Commitments and Contingencies

Operating Leases

We lease office, manufacturing and research and development facilities, and equipment under various non-cancellable operating lease agreements through 2017. Facility leases generally provide for periodic rent increases and many contain escalation clauses and renewal options. Certain leases require us to pay property taxes and routine maintenance.

Future minimum annual obligations under all non-cancellable operating lease commitments, including the facility leases described above, at December 31, 2012 are as follows (in thousands):

Years Ending December 31,
2013	$449
2014	346
2015	346
2016	346
2017	189

$1,676

The above table excludes future annual lease obligations of $1.9 million related to additional office space entered into in May 2013. Lease obligations for this new lease by year are $186,000 in 2013, $453,000 in 2014, $467,000 in 2015, $481,000 in 2016, and $285,000 in 2017.

Total rent expense under our operating leases was $402,000 and $459,000 during the years ended December 31, 2011, and 2012, respectively, and $224,000 and $288,000 during the six months ended June 30, 2012 and 2013 (unaudited), respectively.

We recognize rent expense for our facility operating leases on a straight-line basis. We account for the difference between the minimum lease payments and the straight-line amount as deferred rent. Current and noncurrent deferred rent totaled $6,000 and $9,000 at December 31, 2011, $8,000 and $43,000 at December 31, 2012, and $8,000 and $24,000 at June 30, 2013 (unaudited), respectively.

Purchase Commitments

As of December 31, 2012, we had existing purchase commitments for future minimum payments of $250,000, exclusive of prepayments totaling $40,000, with raw material vendors for materials that will be manufactured and utilized on an as needed basis. During the years ended December 31, 2011 and 2012 and the six months ended June 30, 2012 and 2013 we purchased $170,000, $462,000, $88,000, and $295,000, respectively, of materials from these vendors.

Our most significant clinical trial expenditures are to investigative sites and to contract research organizations. The agreements are cancellable by either party at any time upon written notice, but obligate us to reimburse the providers for any time or costs incurred through date or termination, with notice, at our option and do not have any cancellation penalties.

Legal Proceedings

We are not currently a party to any litigation, nor are we aware of any pending or threatened litigation against us that we believe would materially affect our business, operating results, financial condition or cash flows. Our industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as product liability. As a result, in the future, we may be involved in various legal proceedings from time to time.

6. Fair Value

The following fair value hierarchy table presents information about each major category of our financial assets and liabilities measured at fair value on a recurring basis (in thousands):

	Fair Value Measurement at December 31, 2011
	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents:
Money market funds	$476	$476	$—	$—

Liabilities:
Redeemable convertible preferred stock warrants	$180	$—	$—	$180

	Fair Value Measurement at December 31, 2012
	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents:
U.S. treasuries	$2,000	$2,000	$—	$—
Money market funds	1,580	1,580	—	—

Total cash equivalents	$3,580	$3,580	$—	$—

Short-term investments:
U.S. treasuries	$13,996	$13,996	$—	$—

	Fair Value Measurement at June 30, 2013
	Fair Value	Level 1	Level 2	Level 3
		(unaudited)
Assets
Cash equivalents:
U.S. treasuries	$1,000	$1,000	$—	$—
Money market funds	33,856	33,856	—	—

Total cash equivalents	$34,856	$34,856	$—	$—

Short-term investments:
U.S. treasuries	$5,000	$5,000	$—	$—

Liabilities
Future purchase rights	$4,406	$—	$—	$4,406

We report the change in fair value during each period as a nonoperating gain or loss. The following table summarizes the changes in Level 3 preferred stock warrant liabilities measured at fair value on a recurring basis for the years ended December 31, 2011 and 2012 (in thousands):

Fair Value of Preferred Stock Warrant Liabilities
Balance at January 1, 2011	$216
Issuance of warrants in connection with Series D preferred stock issuance	11,915
Revaluation of warrants	(11,951)

Balance at December 31, 2011	180
Revaluation of warrants	(180)

Balance at December 31, 2012	$—

We revalued the preferred stock warrant liabilities as of December 31, 2011 using the BSM option pricing model for the Series B and Series C preferred stock warrants and the Binomial Monte-Carlo Cliquet option pricing model for the Series D preferred stock warrant, each per the assumptions noted below. As a result of the junior preferred stock offering in February 2012, we revalued these warrant liabilities to $0 prior to their conversion.

	Series B	Series C	Series D
Risk-free interest rate	0.12%—0.83%	0.83%—1.35%	1.6%
Expected dividend yield	0%	0%	0%
Expected volatility	77.3%	77.3%	78.4%
Expected term of options (years)	0.96—4.16	4.89—7.02	7.7

The following table summarizes the changes in Level 3 future purchase rights liabilities measured at fair value on a recurring basis for the year ended December 31, 2012 and the six months ended June 30, 2013 (in thousands):

Fair Value of Future Purchase Rights Liabilities
Balance at January 1, 2012	$—
Initial valuation of future purchase rights	3,101
Revaluation of future purchase rights	(3,101)

Balance at December 31, 2012	—
Initial valuation of additional future purchase rights	894
Revaluation of future purchase rights	3,512

Balance at June 30, 2013 (unaudited)	$4,406

We valued the future purchase rights liabilities in the periods ended December 31, 2012 and June 30, 2013 (unaudited) using a binomial lattice option pricing model with the following assumptions:

	December 31, 2012	June 30, 2013
Common stock fair value	$1.17	$6.82
Preferred stock price	$8.00	$8.00
Volatility	80.0%	75.0%
Risk-free interest rate	0.36%	0.51%
Contractual life (years)	3.08	2.59
Number of nodes	37	31
Dividend yield	0.0%	0.0%

7. Redeemable Convertible Preferred Stock

Series A Redeemable Convertible Preferred Stock

In May 2004, we issued 688 shares of Series A preferred stock, or Series A, for proceeds of $2.3 million, net of issuance costs of $60,000. We also issued 298 shares of Series A in conjunction with the conversion of a $1.0 million loan and $14,000 of accrued interest.

In October 2005, we issued 877 shares of Series A in conjunction with the conversion of a $645,000 loan and $124,000 of accrued interest.

On February 2, 2012 all of the Series A converted into 22,686 shares of common stock in conjunction with our junior preferred stock purchase agreement.

Series B Redeemable Convertible Preferred Stock

In December 2005, we completed the issuance of 5,994 shares of Series B preferred stock, or Series B, for proceeds of $8.6 million, net of issuance costs of $317,000, and including the conversion of a $1.9 million loan and $71,000 of accrued interest. Each Series B investor received a warrant to purchase 1.152 additional shares of Series B preferred stock. In conjunction with the junior preferred stock financing on February 2, 2012, all of the Series B and warrants for the purchase of Series B converted into 45,350 shares of common stock and warrants for the purchase of 1,771 shares of common stock, respectively.

Series C Redeemable Convertible Preferred Stock

In September 2007, we issued 18,800 shares of Series C preferred stock, or Series C, for proceeds of $27.9 million, net of issuance costs of $210,000 and including the conversion of a $5.2 million loan and $262,000 of accrued interest. Each Series C investor received a warrant to purchase 1 additional share of Series C preferred stock. In conjunction with the junior preferred stock financing on February 2, 2012, all of the Series C and warrants for the purchase of Series C converted into 136,055 shares of common stock and warrants for the purchase of 9,922 shares of common stock, respectively.

Series D Redeemable Convertible Preferred Stock

During May 2011, we issued 69,462 shares of Series D preferred stock, or Series D, for proceeds of $6.0 million, net of issuance costs of $134,000, and including the conversion of a $16.2 million loan and $1.2 million of accrued interest. We issued a total of 65,807 warrants to Series D investors of which 47,773 were previously committed in connection with the issuance of a loan. We recognized $8.7 million as the fair value of the warrants to purchase 47,773 shares of Series D, which was recorded as interest expense upon the conversion of the loan to Series D. The remaining 18,034 warrants for which the initial fair value utilizing the Binomial Monte-Carlo Cliquet option pricing model, totaled $3.2 million and was recorded as a discount to Series D. The aggregate value of the warrants issued in the amount of $11.9 million was recorded as the fair value of the preferred stock warrant liabilities at the time of issuance. In conjunction with the junior preferred stock financing on February 2, 2012, all of the Series D and warrants for the purchase of Series D converted into 253,979 shares of common stock and warrants for the purchase of 240,615 shares of common stock, respectively.

The following is a rollforward of our Series A, Series B, Series C, and Series D preferred stock activity:

	Series A Redeemable and Convertible Preferred Stock		Series B Redeemable and Convertible Preferred Stock		Series C Redeemable and Convertible Preferred Stock		Series D Redeemable and Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at May 23, 2003 (inception)	—	$—	—	$—	—	$—	—	$—
Issuance of preferred stock	—	—	—	—	—	—	—	—

Balance at December 31, 2003	—	$—	—	$—	—	$—	—	$—
Private placement—from February 2 to May 24, 2004 and conversion of loan	986	2,899	—	—	—	—	—	—
Accretion to redemption value of redeemable convertible preferred stock	—	83	—	—	—	—	—	—

Balance at December 31, 2004	986	$2,982	—	$—	—	$—	—	$—
Private placement—from October 24 to December 23, 2005 and conversion of loan	—	—	5,994	8,568	—	—	—	—
Conversion of loan	877	2,981	—	—	—	—	—	—
Accretion to redemption value of redeemable convertible preferred stock	—	85	—	13	—	—	—	—

Balance at December 31, 2005	1,863	$6,048	5,994	$8,581	—	$—	—	$—
Accretion to redemption value of redeemable convertible preferred stock	—	59	—	80	—	—	—	—

Balance at December 31, 2006	1,863	$6,107	5,994	$8,661	—	$—	—	$—
Private placement—September 2007 and conversion of loan	—	—	—	—	18,800	27,915	—	—
Accretion to redemption value of redeemable convertible preferred stock	—	53	—	72	—	11	—	—

Balance at December 31, 2007	1,863	$6,160	5,994	$8,733	18,800	$27,926	—	$—
Accretion to redemption value of redeemable convertible preferred stock	—	36	—	49	—	42	—	—

Balance at December 31, 2008	1,863	$6,196	5,994	$8,782	18,800	$27,968	—	$—
Conversion of preferred stock to common stock	(322)	(1,095)	(183)	(273)	(5,347)	(8,000)	—	—
Accretion to redemption value of redeemable convertible preferred stock	—	54	—	53	—	75	—	—

Balance at December 31, 2009	1,541	$5,155	5,811	$8,562	13,453	$20,043	—	$—
Accretion to redemption value of redeemable convertible preferred stock	—	39	—	63	—	40	—	—

Balance at December 31, 2010	1,541	5,194	5,811	8,625	13,453	20,083	—	—
Series D Financing for cash and debt conversion	—	—	—	—	—	—	69,462	20,218
Accretion to redemption value of redeemable convertible preferred stock	—	39	—	63	—	40	—	396

Balance at December 31, 2011	1,541	5,233	5,811	8,688	13,453	20,123	69,462	20,614
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	57
Conversion of Series A-D preferred stock to common stock	(1,541)	(5,233)	(5,811)	(8,688)	(13,453)	(20,123)	(69,462)	(20,671)

Balance at December 31, 2012	—	—	—	—	—	—	—	—
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	—

Balance at June 30, 2013 (unaudited)	—	$—	—	$—	—	$—	—	$—

Issuance of Junior Convertible Preferred Stock

On February 3, 2012, we entered into a securities purchase agreement for a new round of junior convertible preferred stock. In conjunction with the junior preferred stock financing the previously issued Series A, Series B, Series C, and Series D preferred stock converted into shares of common stock at the following conversion ratios as amended: Series A: 14.72155 for 1; Series B: 7.8041 for 1; Series C: 10.1141 for 1; and Series D: 3.65637 for 1. As a result, we reclassified the aggregate value of the Series A, Series B, Series C, and Series D preferred stock of $54.7 million to stockholders’ (deficit) equity.

The junior preferred stock financing totaled $1.5 million of convertible, but not redeemable, preferred stock at approximately $0.43 a share, for an aggregate of 3,501,400 shares. During February and March 2012, we received net total proceeds of $1.3 million, net of issuance costs of $40,000.

Issuance of Senior Redeemable Convertible Preferred Stock

Pursuant to the Senior Preferred Purchase Agreement, we granted to the investors in the senior preferred stock financing the right, subject to the satisfaction of certain conditions, to purchase additional shares of senior preferred stock for a purchase price of $8.00 per share at multiple subsequent closings in accordance with a schedule provided in the Senior Preferred Purchase Agreement. If an investor does not participate in a subsequent funding, such investor will not have the right to participate in future closings and, if such subsequent closing occurs prior to a specified date, all previously purchased shares of senior preferred stock will automatically convert into shares of our common stock at the then applicable conversion rate.

From September 25 to October 29, 2012, we issued 2,606,250 shares of senior preferred stock for net total proceeds of $19.8 million, net of issuance costs of $240,000. We also issued 911,949 shares of senior preferred stock upon the conversion of a loan entered into during 2012 that included $7.2 million of principal and $146,000 of accrued interest.

In February 2013, we closed an additional senior preferred stock financing tranche and issued 305,571 shares of senior preferred stock for net total proceeds of $2.3 million, net of issuance costs of $134,000, incurred by the company for services rendered by a third-party professional services firm that is also utilized by certain of our investors.

In May 2013, we closed an additional senior preferred stock financing tranche and issued 158,150 shares of senior preferred stock for net total proceeds of $1.2 million, net of issuance costs of $28,000.

In June 2013, we closed an additional senior preferred stock financing tranche and issued 3,830,050 shares of senior preferred stock for net total proceeds of $30.6 million, net of issuance costs of $90,000.

Future Purchase Rights

The right of each of the investors to purchase additional shares of senior preferred stock under the Senior Preferred Stock Purchase Agreement terminates automatically upon consummation of a Qualified Public Offering or a Sale of the Company (each as defined in the Senior Preferred Stock Purchase Agreement) and also upon written notice to the company from the holders of not less than 75% of the outstanding shares of senior preferred stock (or two-thirds of the outstanding shares of senior preferred stock if we have previously issued at least $40,000,000 of senior preferred stock) if a subsequent closing has not occurred as scheduled as a result of a failure of a condition set forth in the Senior Preferred Stock Purchase Agreement to be satisfied at or prior to the date scheduled for such subsequent closing. Our future purchase rights liabilities were initially recorded at their estimated fair value on the date of issuance as a discount on the underlying preferred stock and are periodically remeasured to reflect any change in the estimated fair value at each reporting period end with any decrease or increase in the estimated fair value being recorded as other income or expense, respectively. The fair value of these liabilities is estimated using a binomial lattice model that is based on the characteristics of the common stock on the valuation date, probabilities related to our operations and clinical development, as well as assumptions for volatility, remaining expected life, risk-free interest rate and, in some cases, credit spread.

In conjunction with the September 2012 issuance of senior preferred stock we estimated the fair value of the future purchase rights to be $3.1 million. The proceeds from the financing were allocated to the senior preferred stock and the future purchase rights liabilities.

In conjunction with the issuance of senior preferred stock during the six months ended June 30, 2013, we estimated the fair value of the future purchase rights for the shares issued to new investors to be $894,000. The future purchase right was recorded at its estimated fair value, with the remaining amount of the proceeds recorded as senior preferred stock, which resulted in the senior preferred stock being recorded at an amount per share less than the fair value of our common stock at that time. Accordingly, we recorded a beneficial conversion in the amount of $409,000, on the senior preferred stock equal to the number of shares of senior preferred stock sold on that date multiplied by the difference between the estimated fair value of the underlying common stock and the value allocated to the senior preferred stock on that date. The beneficial conversion amount was recorded as an offset to additional paid-in capital and is being amortized as a deemed dividend over the redemption period using an effective interest rate method. For the six months ended June 30, 2013, we recognized a deemed dividend of $11,000 associated with our beneficial conversion feature.

In connection with the issuance of senior preferred stock in June 2013, we granted to members of our board of directors who participated in the offering one common stock option for each share of preferred stock purchased. An aggregate of 86,917 stock options were granted to these board members, which were valued at $4.91 per share utilizing the BSM option pricing model. The future purchase rights for new investors in the June 2013 senior preferred stock financing was recorded at its estimated fair value, with the remaining amount of the proceeds recorded as senior preferred stock, which was further reduced by the value allocated to the options using the relative fair value method. Accordingly, we recorded beneficial conversion in the amount of $264,000, on the senior preferred stock. The beneficial conversion was recorded as an offset to additional paid-in capital and is being amortized as a deemed dividend over the redemption period using an effective interest rate method.

Certificate of Incorporation

On October 12, 2012, in connection with the Senior Preferred Purchase Agreement, we restated our certificate of incorporation. The material terms are as follows:

Authorized Shares

The certificate of incorporation was amended authorizing the company to issue 43,000,000 shares of stock consisting of 24,000,000 shares of common stock with a par value of $0.0001 per share and 19,000,000 shares of preferred stock, of which 10,768,199 shares are designated as senior preferred stock and 3,501,401 shares are designated as junior preferred stock, both with a par value at $0.0001 per share. Together, the senior preferred stock and the junior preferred stock are collectively referred to as the Preferred Stock.

Dividends

Dividends on each share of senior preferred stock shall accrue on a daily basis, compounding annually, at the rate of 8.0% per annum of the sum of (i) original purchase price and (ii) cumulative unpaid dividends, whether or not declared. Junior preferred stock only receives dividends if and when declared by our board of directors. The dividends do not convert to common stock upon the completion of a successful initial public offering.

Liquidation Preference

In the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, the senior preferred stock has a first liquidation preference equivalent to 150% of the original purchase price per share plus all cumulative unpaid dividends, whether or not declared. Once the senior preferred stock has been paid, junior preferred stock has a liquidation preference equal to the original purchase price plus all declared and unpaid dividends. If, upon any such liquidation event, our assets available to be distributed to the holders of the senior preferred stock are insufficient, payment shall be distributed pro rata.

Redemption

Holders may require us to redeem all, but not less than all, the Preferred Stock any time after September 2022. The redemption price is equal to the greater of (i) the liquidation value plus all cumulative unpaid dividends, whether or not declared thereon, and (ii) the fair value of the common stock issuable upon conversion of such share of the Preferred Stock and will occur in three equal installments over three years. Redemption requires a majority vote of the senior preferred stock investors. We must notify the junior preferred stock investors of the redemption within five days of receiving the redemption request. Junior preferred stock investors then have 20 days to redeem all (but not less than all) of the outstanding shares of junior preferred stock.

Conversion Rights

Each share of the Preferred Stock shall be convertible, at the option of the holder thereof, at any time and into common stock at a conversion price of $8.00 for each share of senior preferred stock and $0.4284 for each share of junior preferred stock. The conversion prices of the Preferred Stock are subject to anti-dilution protection. Each share of the senior preferred stock will automatically convert into shares of common stock at the then applicable conversion price immediately upon the earlier of i) the consummation of a qualified public offering (as defined) and ii) the date specified by the holders of not less than 75% of the outstanding shares of senior preferred stock (or two-thirds of the outstanding shares of senior preferred stock if we have previously issued at least $40,000,000 of senior preferred stock).

Voting Rights

The holder of each share of the Preferred Stock shall have the right to one vote for each share of common stock into which the Preferred Stock could then be converted (with any fractional share determined on an aggregate conversion basis being rounded to the nearest whole share, with one-half being rounded up to one). With respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. The holder of each share of the Preferred Stock shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with our bylaws, and shall be entitled to vote, together as a single class with holders of common stock with respect to any question upon which holders of common stock have the right to vote.

Subject to supermajority votes for some matters, matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter, provided that the holders of our common stock are not allowed to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders or one or more such series, to approve such amendment. The affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors and, in some cases, the affirmative vote of a majority of minority shareholders entitled to vote in any annual election of directors are required to amend or repeal our bylaws, amend or repeal certain provisions of our certificate of incorporation, approve certain transactions with certain affiliates, or approval of the sale or liquidation of the company. In addition, our amended and restated certificate of incorporation also provides that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the combined voting power of all our stockholders entitled to vote on the election of directors, voting together as single class.

We are accreting the carrying amounts of the redeemable convertible preferred stock, redeemable anytime after September 2022, to the redemption amount using an effective interest rate method.

Warrants

We issued warrants to purchase redeemable convertible preferred stock in connection with financing activities or for consulting services. In connection with the junior preferred stock financing in February 2012, all warrants to purchase Series B, Series C, and Series D preferred stock converted to common stock warrants. The common stock warrants have a weighted-average exercise price of $95.21 and expire between February 10, 2016 and September 25, 2019. Our warrant activity is as follows:

	Number Outstanding	Weighted- average Exercise Price
Balance outstanding – January 1, 2011	11,693	$154.54
Issuance of warrants with convertible loans	174,676	$92.99
Issued with private placement shares	65,939	$92.99

Balance outstanding – December 31, 2011	252,308	$95.84
Expiration of warrants	(1,662)	$191.69

Balance outstanding – December 31, 2012	250,646	$95.21
Issuance of warrants	—	$—

Balance outstanding – June 30, 2013 (unaudited)	250,646	$95.21

8. Common Stock

Stock Reserved for Future Issuance

Shares reserved for future issuance at June 30, 2013 (unaudited) are as follows:

Number of Shares
Conversion of the Preferred Stock	11,313,370
Exercise of common stock warrants	250,646
Common stock options outstanding	2,672,904
Common stock options available for future grant	55,186

Total common shares reserved for future issuance	14,292,106

9. Stock Compensation Plans

Equity Incentive Plans

Our 2012 Stock Option Plan, or the 2012 Plan, as approved by our board of directors and stockholders, provides for the grant of stock options, restricted stock, restricted stock units, stock purchase rights, and performance awards to employees, directors, and consultants. Option grants under the 2012 Plan generally have a ten-year term and vest over four years. The 2012 Plan also provides that options granted under the 2012 Plan are exercisable immediately subject to a repurchase right that lapses as the option vests. As of June 30, 2013 (unaudited), under the 2012 Plan, the aggregate number of shares of common stock that may be issued under the 2012 Plan is 2,728,090, which is comprised of 2,672,904 options outstanding and 55,186 available for future grant. In July 2013, the board of directors approved an increase of 350,000 to the number of shares issuable under the 2012 Plan.

As of June 30, 2013, options for the purchase of 139,046 shares of our common stock have been exercised, of which 55,516 are unvested and subject to repurchase. Under the authoritative guidance, early exercise is not considered an exercise for accounting purposes and, therefore, any potential payment for unvested shares is recognized as a liability at the exercise price. As of June 30, 2013, we have not purchased any shares related to these early exercises and our repurchase liability is $279,000.

Prior to the adoption of the 2012 Plan we granted incentive awards under the 2004 Stock Option Plan. In February 2012 and in connection with the junior preferred stock financing, 27,230 outstanding options from the

2004 Stock Option Plan were canceled, which represented all options outstanding at the time of cancellation. In conjunction with the cancellation of options, we expensed previously unrecognized compensation cost of $27,000.

The following table summarizes stock option activity:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2012	27,230	$44.20
Granted	2,338,649	$5.68
Exercised	—	$—
Forfeited or cancelled	(29,565)	$40.74

Outstanding as of December 31, 2012	2,336,314	$5.69	9.6	$529,060
Granted	517,419	$8.00
Exercised	(139,046)	$2.61
Forfeited	(41,783)	$8.00

Outstanding as of June 30, 2013	2,672,904	$6.26	9.2	$3,926,724

Options vested as of June 30, 2013	549,599	$5.82	9.2	$1,013,689

Options vested and expected to vest as of June 30, 2013	2,630,438	$6.26	9.2	$3,868,459

Options exercisable as of June 30, 2013	2,672,904	$6.26	9.2	$3,926,724

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the deemed fair value of our common stock for those shares that had exercise prices lower than the deemed fair value of our common stock. The number of options vested and expected to vest is calculated as the total number of options vested plus the number of unvested options remaining after applying our estimated forfeiture rate. The total fair value of options that vested during the year ended December 31, 2012 and the six months ended June 30, 2013 (unaudited) is $102,000, and $612,000, respectively. There were no exercises of stock options during the year ended December 31, 2012. The total fair value of options exercised during the six months ended June 30, 2013 was $236,000. We have not capitalized or recognized an income tax benefit from the exercise of any stock options as we continue to record a full valuation allowance on our deferred tax assets.

Stock-based Compensation Expense

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2011, and 2012, and the six months ended June 30, 2013 (unaudited) were $0.01, $0.47, and $4.92, respectively. The following are the ranges of underlying assumptions used to determine the fair value of stock options granted to employees and nonemployees:

	Years Ended December 31,		Six Months Ended June 30, 2013
	2011	2012
			(unaudited)
Risk-free interest rate	0.6%	0.2% - 1.0%	0.1% - 0.8%
Expected dividend yield	0%	0%	0%
Expected volatility	77.3%	100.0%	100.0%
Expected term of options (years)	4.0	1.0 - 6.0	0.5 - 5.0

December 31, 2012 Valuation Analysis

During the first quarter of 2013, we commenced an analysis of the enterprise value of our company and the fair value of our common stock as of December 31, 2012, which utilized an Option Pricing Model, or OPM. OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that any such forecast would be highly speculative, or there is a substantially contemporaneous sale of stock to a third party.

OPM treats common stock and convertible preferred stock as call options on the enterprise value, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference to be received by holders of our redeemable convertible preferred stock at the time of a liquidity event, such as a merger, sale or IPO, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. OPM uses the BSM option pricing model to price the call option.

The OPM considered the relative rights and preferences of the various securities, including the seniority of the liquidation preferences for preferred equity, and the potential for dilution caused by the conversion of the preferred equity. Additionally, our preferred stockholders have various rights that give them greater control and influence over future liquidity, financing and other decisions relating to our company than the holders of our common stock. The OPM applied a percentage of participation for each class of shares for each valuation interval based on BSM option pricing models and a 25.4% discount for lack of marketability was applied for the common stockholders. The resulting implied per share value of our common stock was $1.17 per share as of December 31, 2012, which was utilized to determine the BSM fair value for the purpose of calculating stock-based compensation expense related to the options granted in September and December 2012 at an exercise price of $8.00 per share.

Due to our management’s and board of directors’ decision to pursue an IPO, coupled with our belief that we could reasonably estimate the form and timing of potential liquidity events we utilized a Probability Weighted Expected Return Method, PWERM, for our March 31 and June 30, 2013 valuations. Under this method, the fair value of our common stock is estimated based upon an analysis of future values assuming various outcomes. The value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to us as well as the rights of each share class. The possible outcomes considered are based upon an analysis of future scenarios as described below:

•	completion of an initial public offering;

•	sale to a strategic acquirer;

•	continuation as a private company with subsequent liquidation event; and

•	dissolution.

Critical assumptions required to perform the PWERM include the following:

•	Scenarios: Expected future events were identified.

•	Scenario probabilities: Estimates of the probability of occurrence of each event were identified.

•	Valuation: Expected future values under each scenario were estimated.

•	Timing: Expected timing to the event under each scenario were estimated.

•	Risk adjusted discount rates: Risk-adjusted discount rates were selected for each equity class based on the rights and preferences of each equity class and market data.

•	Discounts: Appropriate minority or marketability discounts, if any, required to estimate the per share value of the various equity classes were determined.

In determining the value of our common stock at each grant date, we assumed that the redeemable convertible preferred stock then outstanding would be converted into common stock. In allocating value to our common stock in the merger or sale scenario, we first allocated to our outstanding shares of redeemable convertible preferred stock the greater of the liquidation preference of the redeemable convertible preferred stock and the amount that would have been payable had all such shares of redeemable convertible preferred stock been converted to common stock.

There is inherent uncertainty in these estimates and if we had made different assumptions that those described above, the fair value of the underlying common stock and amount of our stock-based compensation expense, net loss and net loss per share amounts would have differed.

March 31, 2013 Valuation Analysis

Our analysis considered the following probability-weighted scenarios:

Scenario	Weight
IPO by December 31, 2013	25%
Sale by December 31, 2013	20%
Private company	30%
Dissolution	25%

A 13% discount for lack of marketability was applied for common stockholders. This resulting implied fair value of $6.85 per share was utilized to determine the BSM fair value for the purpose of calculating stock-based compensation expense related to the options granted in March 2013 at an exercise price of $8.00 per share.

June 30, 2013 Valuation Analysis

Our analysis considered the following probability-weighted scenarios:

Scenario	Weight
IPO by November 15, 2013	35%
Sale by November 15, 2013	10%
Private company	30%
Dissolution	25%

A 9% discount for lack of marketability was applied for common stockholders. This resulting implied fair value of $6.82 per share was utilized to determine the BSM fair value for the purpose of calculating stock-based compensation expense related to the options granted in May, June, and July 2013 at an exercise price of $8.00 per share. The decrease in fair value of our common stock from March 31, 2013, was primarily due to dilution from the issuance of substantially more shares of our redeemable convertible senior preferred stock during the second quarter of 2013 that have superior liquidation rights.

Upon completion of the valuations of the estimated fair value of our common stock, we concluded that the fair value of our common stock was below the exercise price of options granted during 2012 and quarterly in 2013.

Total noncash stock-based compensation expense for all stock awards recognized in our consolidated statements of operations is as follows (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
			(unaudited)
Research and development	$10	$50	$22	$127
General and administrative	26	94	27	172

Totals	$36	$144	$49	$299

As of June 30, 2013 (unaudited), there was $2.6 million of total compensation cost related to unvested stock option awards not yet recognized, which is expected to be recognized over a remaining weighted-average vesting period of 3.2 years.

10. Income Taxes

Our net loss before income tax was subject to tax in the following jurisdictions for the following periods (in thousands):

	December 31,
	2011	2012
United States	$(5,493)	$(6,321)
Foreign	(386)	(380)

	$(5,879)	$(6,701)

Our rate reconciliation consists of the following:

	December 31,
	2011	2012
Federal statutory rate	35.0%	35.0%
State tax (net of federal benefit)	5.8%	5.8%
Warrants	82.8%	19.9%
Non-deductible interest expense and fees	(60.0%)	(1.4%)
Other permanent differences	5.5%	1.0%
Change in valuation allowance	(78.9%)	355.5%
Foreign net operating losses	9.8%	(0.6%)
382 limited net operating losses and credits	—%	(415.2%)

Effective tax rate	0.0%	0.0%

Significant components of our deferred tax assets are shown below. A valuation allowance has been established as realization of such deferred tax assets has not met the more likely-than-not threshold requirement. If our judgment changes and it is determined that we will be able to realize these deferred tax assets, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets will be accounted for as a reduction to income tax expense.

	December 31,
	2011	2012
Deferred tax assets:
Net operating loss carryforwards	$24,461	$3,521
Foreign net operating loss carryforwards	714	813
Research and development tax credit	3,269	123
Other, net	542	706

Total deferred tax assets	28,986	5,163
Less valuation allowance	(28,986)	(5,163)

	$—	$—

We have a history of incurring net operating losses each year since inception that is due to our history as a development stage company with no realized revenues from our planned principal operations. These cumulative operating losses provide significant negative evidence in the determination of whether or not we will be able to realize our deferred tax assets such as our net operating losses and other favorable temporary differences. As a result, we have maintained a full valuation allowance against the entire balance of deferred tax assets since the date of inception. The valuation allowance increased by $4.6 million and decreased by $23.8 million for the years ended December 31, 2011 and 2012, respectively.

As of December 31, 2012 we had available net operating loss (NOL) carryforwards of approximately $8.6 million and $8.8 million for federal and state income tax purposes, respectively. The federal and state NOLs begin to expire in 2023 and 2013, respectively. As of December 31, 2012, we have state research and development tax credits available for income tax purposes of approximately $190,000. The state research and development tax credits do not expire.

As of December 31, 2012 we also have available NOLs from our Chinese subsidiary of approximately $3.3 million. The Chinese NOLs begin to expire in 2013.

Sections 382 and 383 of the Internal Revenue Code (the IRC) limit a company’s ability to utilize certain net operating losses and tax credit carryforwards in the event of a cumulative change in ownership in excess of 50%, as defined. We believe that a change in ownership, as defined in Section 382, occurred in February 2012. As a result, the deferred tax asset associated with our federal and state net operating loss carryforwards and federal and state research credits have been reduced based on the 382 limitations. The amount of the reduction in our deferred tax assets is based on the estimated amount of the net operating loss carryforwards and federal and state research credits we believe cannot be used based on the estimated amount of our Section 382 annual limitation. We have reduced our deferred tax assets by $27.7 million and have estimated that approximately $60.0 million and $61.7 million of our federal and state net operating losses cannot be used in future years as a result of this change in ownership. Additionally, we have estimated that approximately $2.2 million and $1.6 million of our federal and state research credits cannot be used in future years. Exact computations of limitations under Section 382 have not been completed, but the amounts reflect our best estimate of limitations and net operating losses and credits available in future years. We have not determined if other changes under Section 382 subsequent to the February 2012 estimated change date have occurred. If additional limitations against the utilization of net operating losses and credits exist, it could impact our future cash flows, but will not impact our 2012 consolidated financial statements, due to the existence of a full valuation allowance against our deferred tax assets.

There were no unrecognized tax benefits netted against deferred tax asset balances or included in any liability balances at the end of tax years 2011 and 2012, respectively, and we do not anticipate any significant changes in the amount of unrecognized tax benefits over the next twelve months.

We are subject to income tax in the U.S. federal jurisdiction and in California. We are no longer subject to U.S. federal or state income tax examination by tax authorities for tax returns filed for the years ended on or before December 31, 2007. However, to the extent allowed by law, the taxing authorities may have the right to examine the period from 2003 through 2012 where NOLs were generated and carried forward, and make adjustments to the amount of the NOL carryforward amount. We are not currently under examination by federal or state jurisdictions.

11. Related Party Transactions

Investors

During the year ended December 31, 2012 and the six months ended June 30, 2013 (unaudited), we incurred an aggregate of $1.2 million and $0, respectively, of costs on behalf of certain of our stockholders, directors and officers and their respective affiliates for third-party professional services incurred in connection with the consummation of our junior and senior preferred stock financings and convertible loans.

Directors

During the year ended December 31, 2012 and the six months ended June 30, 2013 (unaudited), we paid an aggregate of $7,000 and $50,000, respectively, to a member of our board of directors for services rendered as Director of our Clinical Advisory Board.

One member of our board of directors is a partner in a firm that provides certain legal services to the company. For the year ended December 31, 2012 and the six months ended June 30, 2013 (unaudited), we incurred an aggregate of $73,000 and $39,000, respectively, in fees for these services. As of December 31, 2012 and June 30, 2013, accounts payable included $6,000 and $3,000, respectively.

12. Subsequent Events

For our financial statements as of December 31, 2012 and for the year then ended, we evaluated subsequent events through July 22, 2013, the date on which those financial statements were available to be issued.

13. Subsequent Events (Unaudited)

For our unaudited interim financial statements as of June 30, 2013 and for the six months then ended, we evaluated subsequent events through August 30, 2013, the date on which the unaudited interim financial statements were available to be issued.

Shares

Common Stock

PROSPECTUS

Cowen and Company	Canaccord Genuity

William Blair	Lazard Capital Markets

Until              2013, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered under this registration statement are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and amended and restated bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2010, the Registrant has issued and sold the following securities:

Between January 21 and May 9, 2011, the Registrant raised $2.9 million in a private placement of Convertible Notes and Warrants in a supplemental loan financing. The securities issued in the private placements were sold exclusively to accredited investors. Such transactions were exempt from registration under Sections 4(2) and 4(6) of the Securities Act and under Rule 506 of Regulation D.

On May 19, 2011 the Registrant raised $2.8 million in cash and an additional $17.5 million through conversion of outstanding Convertible Notes in a private placement of Series D Preferred Stock and Warrants to purchase Series D Preferred Stock at a purchase price of $1.00 per share (after a 1 for 10 reverse stock split) for each share of Series D Preferred Stock purchased (with no additional consideration for any warrants issued with the Series D purchased). Warrants were only issued for Series D Preferred Stock that was purchased for cash and not for any that was purchased by conversion of Convertible Notes. The securities issued in the private placement were sold exclusively to accredited investors. Such transactions were exempt from registration under Sections 4(2) and 4(6) of the Securities Act and under Rule 506 of Regulation D.

On June 7, 2011, the Registrant raised an additional $2.3 million in cash in a private placement of Series D Preferred Stock and warrants to purchase Series D Preferred Stock at a purchase price of $1.00 per share of Series D Preferred Stock purchased (with no additional consideration for any warrants issued with the Series D purchased). The securities issued in the private placement were sold exclusively to accredited investors. Such transactions were exempt from registration under Sections 4(2) and 4(6) of the Securities Act and under Rule 506 of Regulation D.

On or about February 2, 2012, after the Registrant’s Certificate of Incorporation was amended to set forth new conversion rates for each then existing series of preferred stock, the holders of a majority of the then outstanding shares of preferred stock consented in writing to the conversion of all then outstanding shares of preferred stock causing their automatic conversion. The shares of common stock issuable upon conversion were issued with for no additional consideration with the number of shares of common stock receivable for each share of preferred stock being 14.72155, 7.80410, 10.11410 and 3.65637, for each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. Subsequently, the Company effected a 1 for 340 reverse stock split. All holders of preferred stock who received the common stock upon conversion were accredited investors and any offering was done on a private placement basis. Such transactions were exempt under Sections 4(2) and 4(6) of the Securities Act and under Rule 506 of Regulation D.

During February and March 2012, the Registrant raised $1.5 million in a private placement of shares of a new series of Convertible Preferred Stock at a price $0.4284 per share. The securities issued in the private placement were sold exclusively to accredited investors. Such transactions were exempt from registration under Sections 4(2), 4(6) and/or 3(a)(9) of the Securities Act and under Rule 506 of Regulation D.

Between May 14, 2012 and September 25, 2012, the Registrant raised $16.1 million in private placements, consisting of $8.9 million of senior redeemable convertible preferred stock at a price of $8.00 per share and $7.2 million in secured convertible loans, the outstanding principal amount of which (together with all accrued and unpaid interest) was subsequently converted into shares of Senior Preferred Stock at $8.00 per share. The securities issued in the private placement were sold exclusively to accredited investors or otherwise sophisticated investors. Such transactions were exempt under Sections 4(2) and 4(6) of the Securities Act and under Rule 506 of Regulation D.

Between October 29, 2012 and June 26, 2013, the Registrant raised $46.4 million in private placements of Senior Convertible Preferred Stock at a price of $8.00 per share. The securities issued in the private placements were sold exclusively to accredited investors. Such transactions were exempt under Sections 4(2) and 4(6) of the Securities Act and under Rule 506 of Regulation D.

Since January 1, 2010, the Registrant granted stock options under the 2012 Plan to purchase an aggregate of 2,862,125 shares of common stock, net of cancellations, at a weighted-average exercise price of $6.11 per share, to certain employees, consultants, and directors. Such transactions were exempt from registration under Sections 4(2) of the Securities Act and/or Rule 701 of the Securities Act.

Since January 1, 2010, the Registrant issued and sold to certain employees an aggregate of 139,071 shares of common stock upon the exercise of options under the 2012 Plan at a weighted-average exercise price of $2.61 per share. Such transactions were exempt from registration under Sections 4(2) of the Securities Act and/or Rule 701 of Securities Act.

There were no underwriters employed in connection with any of the transactions set forth above.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits:

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, filed October 12, 2012.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of the offering.

3.3**	Amended and Restated Bylaws of the Registrant, adopted September 25, 2012.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering.

4.1*	Specimen Common Stock Certificate of the Registrant.

4.2*	Fourth Amended and Restated Investors’ Rights Agreement, dated August 28, 2013.

4.3*	Investors’ Rights Agreement, dated February 23, 2012.

4.4*	Amended and Restated Investors’ Rights Agreement, dated June 7, 2011.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+*	Form of Director and Officer Indemnification Agreement.

10.2+*	Employment Letter Agreement between the Registrant and Duane Nash, dated .

10.3+*	Employment Letter Agreement between the Registrant and Robert Ashley, dated .

10.4+*	Employment Letter Agreement between the Registrant and Terence Winters, dated .

10.5+*	Employment Letter Agreement between the Registrant and Michael V. Swanson, dated .

10.6+	2012 Stock Option Plan and form of agreements.

10.7+	2013 Equity Incentive Plan and form of agreements*, to be in effect upon the closing of this offering.

10.8+	Executive Incentive Compensation Plan.

10.9+	Form Change of Control and Severance Agreement.

10.10+*	Form of Director Compensation Agreement.

10.11**	Standard Industrial/Commercial Multi-Tenant Lease and Addendum between DermTech International and R.E. Hazard Contracting Company, dated April 5, 2001, as amended.

10.12**	Standard Office Lease by and between Arden Realty Limited Partnership and Vital Therapies, Inc. dated as of May 7, 2013.

21.1**	List of subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm.

23.2*	Consent of Hein & Associates, Independent Registered Public Accounting Firm.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-5 to this registration statement on Form S-1).

*	To be filed by amendment.

+	Indicates a management contract or compensatory plan.

**	Previously filed.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on                     , 2013.

VITAL THERAPIES, INC.

By:
Terence E. Winters, Ph.D.
Co-Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Terence E. Winters and Michael V. Swanson, jointly and severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Vital Therapies, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

Terence E. Winters, Ph.D.	Co-Chairman and Chief Executive Officer (Principal Executive Officer)	, 2013

Michael V. Swanson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2013

Muneer A. Satter	Co-Chairman and Lead Director	, 2013

Philip M. Croxford	Director	, 2013

Douglas E. Godshall	Director	, 2013

Errol R. Halperin	Director	, 2013

Signature	Title	Date

J. Michael Millis, M.D.	Director	, 2013

Lowell E. Sears	Director	, 2013

Randolph C. Steer, M.D., Ph.D.	Director	, 2013

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, filed October 12, 2012.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of the offering.

3.3**	Amended and Restated Bylaws of the Registrant, adopted September 25, 2012.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering.

4.1*	Specimen Common Stock Certificate of the Registrant.

4.2*	Fourth Amended and Restated Investors’ Rights Agreement, dated August 28, 2013.

4.3*	Investors’ Rights Agreement, dated February 23, 2012.

4.4*	Amended and Restated Investors’ Rights Agreement, dated June 7, 2011.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+*	Form of Director and Officer Indemnification Agreement.

10.2+*	Employment Letter Agreement between the Registrant and Duane Nash, dated .

10.3+*	Employment Letter Agreement between the Registrant and Robert Ashley, dated .

10.4+*	Employment Letter Agreement between the Registrant and Terence Winters, dated .

10.5+*	Employment Letter Agreement between the Registrant and Michael V. Swanson, dated .

10.6+	2012 Stock Option Plan and form of agreements.

10.7+	2013 Equity Incentive Plan and form of agreements*, to be in effect upon the closing of this offering.

10.8+	Executive Incentive Compensation Plan.

10.9+	Form Change of Control and Severance Agreement.

10.10+*	Form of Director Compensation Agreement.

10.11**	Standard Industrial/Commercial Multi-Tenant Lease and Addendum between DermTech International and R.E. Hazard Contracting Company, dated April 5, 2001, as amended.

10.12**	Standard Office Lease by and between Arden Realty Limited Partnership and Vital Therapies, Inc. dated as of May 7, 2013.

21.1**	List of subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm.

23.2*	Consent of Hein & Associates, Independent Registered Public Accounting Firm.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-5 to this registration statement on Form S-1).

*	To be filed by amendment.

+	Indicates a management contract or compensatory plan.

**	Previously filed.